13


06014936

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Cordero Energy Inc.

*CURRENT ADDRESS 2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

FILE NO. 82- 34983 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/7/06


82-34983
Cordero
ENERGY INC
RECEIVED
2006 JUL -3 P 1:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
AR/S
12-31-05
Exploring
New Horizons
2005 Annual Report

2005 AVERAGE PRODUCTION



PRODUCTION
(boe per day)
PRODUCTION PER
DILUTED SHARE
(boe per day per mm shares)
892
1,362
1,443
1,433
1,388
1,667
2,015
2,388
38
54
53
52
49
59
71
82
may
jun
jul
aug
sep
oct
nov
dec

[illegible] was named after Cordero Point and Cordero Channel on the British Columbia coast. Josef Cordero, a survey [illegible] and crewmember of the Spanish sailing vessels Sutil and Mexicana, explored this area in 1792.

[illegible] New Horizons" signifies Cordero Energy's foundation and its driven ambition to discover new horizons and [illegible] the maximum potential of its resources.

3 Selected Highlights
5 President's Message
9 Operations Report
16 Reserves
21 Environment, Health and Safety
22 Financial Information[1]

COALBED METHANE DEVELOPMENT SURPASSES EXPECTATIONS

At Cordero's inception, the Malmo property within the Horseshoe Canyon fairway offered significant growth potential with full development of 100 wells. Today, the results of the CBM and the slightly deeper Belly River zone have exceeded our expectations. The Company's drilling success, combined with land acquisitions, swaps and the application of new technology, has increased its inventory to more than 100 drilling locations. That's in addition to the 106 wells already producing or awaiting tie-in.

EXPLORATION GROWTH

Cordero's seasoned exploration team consists of five geoscientists dedicated to conventional exploration and development opportunities in central and northwest Alberta. The Company commenced drilling a 4-well program in 2005 and plans to drill an additional 10-12 wells in 2006.

Cordero will continue to utilize seismic and acquire land to support its exploration ideas. We are fulfilling our goal of building an internally-generated prospect inventory to complement our Malmo development program.

1 *Audited Consolidated Financial Statements and Management's Discussion and Analysis are included in Cordero's Annual Information Form.*

CORPORATE PROFILE

Cordero Energy Inc. is a junior oil and gas company with a two-pronged growth plan: conventional exploration and development in Alberta and British Columbia and coalbed methane and Belly River development in central Alberta.

Cordero was formed through a plan of arrangement which closed on April 29, 2005 whereby certain oil and gas properties were transferred from Resolute Energy Inc. in exchange for common shares of Cordero. The Company commenced operations on April 30, 2005 and currently trades on the TSX under the trading symbol COR.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 3:00 p.m. on Thursday May 4, 2006 in the Royal Room of the Metropolitan Conference Centre, 333 - Fourth Avenue S.W., Calgary, Alberta.

2005 PERFORMANCE


CASH FLOW
($ 000s)
CASH FLOW
($ per
diluted share)
450
991
1,122
1,367
1,781
2,616
2,256
3,302
0.02
0.04
0.04
0.05
0.06
0.09
0.08
0.11
may
jun
jul
aug
sep
oct
nov
dec

NET ASSET VALUE *
($ per diluted share)


2.87
7.80
dec 04
dec 05

PROVED + PROBABLE RESERVES *
(mmboe)


4.5
9.6
dec 04
dec 05

OPERATING COSTS
($ per boe)


7.11
5.10
may
dec

GENERAL & ADMINISTRATIVE COSTS
($ per boe)


7.36
2.47
may
dec

Oil and gas reserves and net asset values are reflective of full year capital expenditures for the assets transferred to Cordero Energy from Resolute Energy Inc. and full year changes in the Sproule Associates Ltd. (Sproule) engineering reports dated December 31, 2004 and December 31, 2005. The Company commenced operations on April 30, 2005; therefore, May was the first full month of activity.

SELECTED HIGHLIGHTS

- Maintained a strong balance sheet with $4 million of net debt at year-end 2005 and an unutilized credit facility of $25 million.
- Increased production by 340 percent in less than one year to approximately 3,000 boe per day at the end of February 2006 from 683 boe per day at inception.
- Achieved low finding, development and acquisition costs of $13.94 per boe proved and $13.07 per boe proved plus probable, inclusive of changes in future capital.[1]
- Strategically acquired and swapped lands and utilized new technology in the Malmo area, increasing the drilling inventory to more than 100 locations.
- Launched a conventional exploration and development program with the drilling of 10-12 wells during the winter of 2005-2006.

Period Ended December 31 [2]	2005
Financial ($000s, except as indicated)	
Gross oil and natural gas revenue	22,431
Cash flow from operations	13,884
Per share basic ($)	0.52
Per share diluted ($)	0.48
Net earnings	4,526
Per share basic ($)	0.17
Per share diluted ($)	0.16
Net capital expenditures	41,617
Net debt and working capital deficiency	4,068
Shares outstanding (000s)	
At period end	29,725
Weighted average during period, basic	26,795
Weighted average during period, diluted	28,979
Operating	
Production	
Natural gas (mmcf per day)	9.4
Oil and natural gas liquids (bbls per day)	8
Oil equivalent (boe per day) (6:1)	1,574
Average wellhead prices	
Natural gas ($ per mcf)	9.69
Oil and natural gas liquids ($ per bbl)	69.11
Oil equivalent ($ per boe) (6:1)	58.18
Operating expenses ($ per boe) (6:1)	5.67
Wells drilled (gross/net)	
Natural gas	51/44.0
Oil	1/1.0
Dry	1/1.0
Total	53/46.0
Net success rate (%)	98
Undeveloped land holdings (000s)	
Gross acres	73
Net acres	62
Average working interest (%)	84

1 *See calculations on page 19.*

2 *Represents period from inception on April 30, 2005 to December 31, 2005.*

STRATEGIES FOR GROWTH

Strong, Experienced Team

Every successful company is defined by the strength of its team. At Cordero, we made an early investment in people, launching the Company with 18 staff members. We have a geo-science group of six, in addition to engineering, drilling, facilities, land, joint-venture and finance professionals. Our goal is three-fold: find hydrocarbons and bring them on-stream on a timely basis and in the most cost-efficient manner.

Internally-Generated Projects

Five of Cordero's six geo-scientists are dedicated to the generation of conventional exploration and development prospects. We focus on detailed geological mapping in hydrocarbon-prone regions and utilize seismic, aero-magnetics and petrography as tools to enhance our understanding of an area. One of our senior geologists is dedicated to the drilling and expansion of our coalbed methane program. Our exploration team also includes expertise in reservoir engineering and land negotiations.

Operatorship

Since most of Cordero's projects are internally-generated with high working interests, we operate most of our lands. Operatorship allows us to control the quality of work, and the timing and costs associated with our wells and facilities.

Strategic Partners

Cordero's strategy is to acquire high working interests on prospective lands. When appropriate we mitigate our financial or operational exposure by attracting partners on a promoted basis.

Opportunistic

We recognize that commodity prices and capital markets are volatile and that each part of the cycle presents different opportunities. We continually evaluate our business plan in light of these changing conditions to strategically allocate our human and capital resources in the most efficient and profitable manner.

PRESIDENT'S MESSAGE

Executing our Plan

I am pleased to report on Cordero Energy's exceptional period of growth since its inception on April 30, 2005. When the Company was formed, following the sale of Resolute Energy, we planned to develop coalbed methane (CBM) reserves within the Horseshoe Canyon formation in the Malmo area while creating new opportunities through our exploration programs in Alberta and British Columbia. We believed this strategy would provide our shareholders with a unique and balanced opportunity, including exposure to projects with a range of risk and reward. We have accomplished a great deal over our first 10 months. Cordero has experienced an exciting run of conventional successes to complement a twice expanded coalbed methane program.



David Elgie
President and Chief Executive Officer

Not surprisingly, Cordero raised a few eyebrows in April when we commenced operations with 18 full-time professionals – more than is typical for start-up companies of comparable size. Our choice has proven to be a sound one. The team has executed the capital programs with precision in a challenging environment with respect to weather and timely supply of oilfield services. In addition, most of our geo-science staff are focused on exploration, which we identify as a key growth priority. Our shareholders can rest assured that Cordero has established an experienced and success-driven team of senior management and technical professionals. We have the technical and financial resources to continue executing our plan.

Cordero's ability to execute was highlighted during our expanded Horseshoe Canyon and Belly River drilling program at Malmo. Although Cordero originally planned a 15-well program for the fall and winter of 2005, we quickly switched into high gear and embarked on a 41-well program to follow up the excellent production performance being achieved in the area. Ten of the wells were drilled with a 45-degree slant-hole rig in order to access reserves where surface access was constrained. The Company employed multiple drilling rigs to complete this program, including coiled-tubing rigs and slant-hole rigs. All 41 wells were successful.

Substantial Production and Cash Flow Growth

There were two very positive developments since creating our original business plan. First, the conventional Belly River sands at Malmo demonstrated more commercial success than we had envisioned. Second, we have had an extended period of exceptionally high commodity prices. The result has been a dramatic increase in Cordero's cash flow. For the month of December 2005, cash flow was $3.3 million, a 634 percent increase from $0.5 million in May 2005. December production averaged 2,388 boe per day, a 250 percent increase from the 683 boe per day of production at inception (April 2005). At the end of February 2006 production had grown by 340 percent since inception to approximately 3,000 boe per day.

Although we are very pleased with the production performance of the Horseshoe Canyon coal formations to-date, the conventional Belly River formation has proven to be a significant component of Cordero's rapid production growth in the area. The Belly River zone is slightly deeper than the Horseshoe Canyon formation, adding an incremental cost of approximately 10 percent to the cost of a typical CBM well. The coalbed methane drilling programs undertaken in 2005 included testing of the conventional Belly River sands where we held the mineral title. For only modest additional capital, the Belly River formation has provided exceptional commercial returns.

The Company has recently added conventional production from drilling success at Willesden Green and Knopcik.

Cordero's reserves growth has been similarly impressive. At inception, Cordero had 4.5 million boe of proved plus probable reserves. At year-end 2005, proved plus probable reserves were 113 percent higher at 9.6 million boe. The Company replaced 2005 production by a factor of 12.6 times based on proved plus probable reserves.

A key measure of our success has been highly economic finding and development (F&D) costs. Cordero's F&D cost, including the change in future capital, was $13.94 per boe on a proved reserves basis and $13.07 per boe on a proved plus probable basis. Details of the F&D calculation are provided on page 19. Our recycle ratio, which is defined as the cash netback on a per unit of production basis, divided by the finding and development costs for proved plus probable reserves, was 2.8. We feel these numbers will compare very favourably with other exploration and production companies in the Western Canada Sedimentary Basin.

Oil and gas reserves, finding and development costs and net asset values are reflective of full year capital expenditures for the assets transferred to Cordero Energy from Resolute Energy and full year changes in the Sproule engineering reports dated December 31, 2004 and December 31, 2005.

New Equity

In addition to the initial private placement of shares to Cordero staff and directors and the concurrent offering to former Resolute shareholders (both at $2.87 per common share), the Company undertook two bought-deal financings that totalled $29.1 million (at $4.65 and $5.80 per share). The proceeds, together with cash flow and debt, were adequate to finance the Company's accelerated activity level during 2005. Thanks to Cordero's strong balance sheet, which has an unutilized $25.0 million credit facility at the start of 2006, we are well positioned to finance a high level of activity well into the new year.



Finance team

Cost Control-Per Unit Operating Costs Decrease 28 Percent

As a result of our excellent operating cost performance to date, we anticipate that the Malmo assets will remain profitable throughout the commodity price cycle. Unit operating costs have continued to fall, reflecting the Company's focus on cost control. From inception to year-end 2005, unit operating costs decreased by 28 percent from $7.11 per boe to $5.10 per boe. At the same time, general and administrative costs have decreased by 66 percent to $2.47 per boe from $7.36 per boe.



Management (L-R): Dean Setoguchi, Vice President and Chief Financial Officer; Brian Lemke, Executive Chairman; Richard Gleasure, Vice President Engineering and Chief Operating Officer; and David Elgie, President and Chief Executive Officer.

Core Exploration Strategy and Activity

At Cordero, we are leveraging extensive geo-science and engineering experience to generate grassroots exploration projects with significant growth potential. We typically start with high working interests and reduce our risk exposure where necessary by attracting partners on a promoted basis. We aim to operate our projects in a way that mitigates technical, cost and timing issues. The Company focuses on detailed geologic mapping, extensive geophysical modeling, drill cuttings petrography, petrophysics, aero-magnetics, reserve analysis and economic modeling. With the escalating costs of mineral land title, the Company is emphasizing seismic acquisition, combined with our significant technical skills to high-grade prospects prior to investing capital in land purchases.

Our fall and winter program has yielded successes at Willesden Green and Knopcik, and encouraging results in Kakwa. At Willesden Green, the Company followed up a successful 100 percent working interest Cardium oil well that was drilled and tied-in in late 2005 with two additional development wells in early 2006. All three wells have been completed; two are producing and the third is awaiting tie-in. A fourth well is planned for later this year.

At Knopcik, Alberta, the Company was successful with its first 100 percent working interest exploration well. It was placed on extended flow testing, with a final rate of approximately 120 boe per day of gas, and is now pipeline connected. A second location is planned prior to spring break-up.

At Kakwa, Alberta, the Company farmed out an exploration well in the Gething formation. The well was cased as a successful natural gas well and is currently being completed. Cordero has a 49 percent working interest in the production.

Following the acquisition of several land blocks in the Clear Hills area of northwest Alberta, Cordero commenced a five-well (100 percent working interest) exploration program this winter. Three wells have been drilled and results are pending completion and evaluation.

Detailed geology and seismic acquisition is a cornerstone of the Company's exploration strategy. From inception to date, Cordero has acquired approximately 4,300 kilometres of 2D seismic and approximately 460 square kilometres of 3D seismic. Cordero has also purchased lands in central and northern Alberta for Cretaceous, Jurassic, Triassic and Devonian exploration potential. The Company is continuing to build its prospect inventory in Alberta and British Columbia.

Outlook for 2006 and Beyond

The Company has established an initial 2006 capital budget of $50-55 million, of which approximately 50 percent is allocated to development at Malmo with the other half planned for conventional exploration and development activities.

Acknowledgements

On behalf of the Cordero team, I thank the Board of Directors and shareholders for their support of our efforts. We are convinced that your confidence in the team will be rewarded as we continue to generate opportunities, production growth, and increased shareholder value.

I also extend my personal thanks to each member of the Cordero team for the outstanding results the Company has delivered to date.

On behalf of the Board of Directors,



David V. Elgie
President and Chief Executive Officer

February 23, 2006

2005 OPERATIONS REPORT

Malmo, Alberta

In less than a year, Cordero has established its extensive landholdings at Malmo in central Alberta as a significant core growth area. Since inception in April 2005 production in the area has increased from 683 boe per day to 2,302 boe per day for the month of December. Production has continued to climb as Cordero has ramped up drilling and facilities construction in order to capitalize on the encouraging production performance. During 2005, Cordero recompleted 2 gross (2.0 net) existing wells and drilled 49 (42.0 net) wells targeting coalbed methane from the Horseshoe Canyon and conventional natural gas from the Belly River formation.

The Horseshoe Canyon and Belly River formations exhibit very different production decline characteristics. A typical Belly River well will decline very rapidly in its first year, whereas the Horseshoe Canyon has typically shown a much slower decline. In some isolated circumstances, it has shown virtually no decline in the first year.



Coalbed methane team

Currently, our development plan for Malmo is to continue to infill drill on Cordero's lands to a density of four wells per section, or one well per 160 acres. Although further reservoir work is being done by Cordero's engineering and geoscience staff to better understand the potential of both formations, the Company is planning to seek regulatory approval to further expand the infill drilling program for the Belly River formation. If approved, Cordero may down-space within the main Malmo land block to five or six wells per section. This planned expansion is a result of the 2005 drilling in which 45 Horseshoe Canyon wells were deepened into the Belly River formation. Of those wells, 38 resulted in commercial production from the Belly River – an 84 percent success rate. The results indicate that a significant resource remains to be exploited in the Belly River formation.

Entering 2006, Cordero has more than 110 (95 net) coalbed methane and Belly River locations at Malmo. This includes 75 (65 net) combined Horseshoe Canyon and Belly River wells, and an additional 35 (30 net) wells to be drilled for Belly River only.

Cordero also holds over 16,000 net acres of Mannville rights in the Malmo area. The Mannville CBM play has recently gained significant interest in this area and the Company will be formulating a strategy for these lands. The Malmo area promises to play a significant role in enhancing the Company's expanding production and reserve base.



585 307
850 512
938 505
938 495
882 506
1,074 593
1,247 768
1,442 860
may jun jul aug sep oct nov dec
2005
Coalbed Methane Production (net boe per day)
Belly River Sand (net boe per day)


Cumulative Coal Thickness
< 4 m
4 - 8 m
8 - 12 m
> 12 m
Erosional edge of
Horseshoe Canyon Formation
Edmonton
Malmo
Red Deer
Calgary
Fifth Meridian
Lethbridge
R24
R23
R22
R21
T45
T44
T43
T42
T41
T40
Malmo
Land Acquisitions
2005
2006

Cordero's land holdings within the Horseshoe Canyon fairway.

Activity Level and Cost Focus

With an initial corporate focus on accelerating development of the coalbed methane reserves within the Horseshoe Canyon formation, the Company embarked on an aggressive drilling and facilities construction campaign in the Malmo area. From April 30, 2005, Cordero drilled 49 gross (42.0 net) wells and installed several field compression facilities. In mid-2004, before the sale of Resolute, 300 horsepower of compression was operating in Malmo. Today the Company has 8,255 horsepower of compression in operation or under construction, an increase of 2,652 percent.

Cordero is employing a unique method to manage the diverse needs of the area's many residents by accessing reserves through its slant-rig drilling program. Ten of the Malmo wells were drilled as 45 degree slant holes to access reserves where surface access was constrained. All 10 wells were successful. An example of the program is the 3 slant wells drilled from a common pad to access reserves under a recreational property development, an area designated as flood plain, as well as under Red Deer Lake.

In the southern end of the Malmo project area, the Company has continued to assemble a significant land position around Buffalo Lake. From an original land position of 12 sections and no production, the Company has acquired the rights to an additional 8 sections of mineral title. The Company plans to drill at least 5 gross (5.0 net) wells in this area in 2006.

The Company has been exceptionally busy reducing operating and capital costs in Malmo by planning drilling and completion operations when key oilfield services and equipment are most available. Rather than drill only the planned 15 wells, we expanded our drilling program to 41 gross (34.6 net) wells, up from the 15 wells originally planned, allowing us to utilize key services before they were moved to northern Alberta for the winter drilling season. All 41 wells were successful.

In another cost-saving measure in the Malmo area, Cordero used plastic pipe extensively for pipeline tie-ins rather than steel due to the lower pressure of the Horseshoe Canyon and Belly River formations. The use of plastic pipe has significantly reduced costs and construction times.

Exploration Strategy

Cordero is leveraging an extensive engineering and geo-science experience base in its exploration program. The Company has focused on detailed geologic mapping, geophysical modeling, drill-cuttings petrography, petrophysics, reservoir analysis and economic modeling.



Northern Alberta & British Columbia
Alberta
British Columbia
Central Alberta
Saskatchewan

Cordero's exploration areas

The Company has had early exploration success in the Willesden Green, Knopcik and Kakwa areas. The following is a summary of the Company's exploration success and prospecting activity to date.

Willesden Green, Alberta

The Company drilled and tied-in a successful, 100 percent working-interest Cardium oil well in late 2005. It was followed with two additional development wells in early 2006. All three wells have been completed; two are producing and the third is awaiting tie-in. The wells are expected to have long-term stabilized rates of 50-75 boe per day each. A fourth well is planned for later this year.

Knopcik, Alberta

The Company successfully drilled its first 100 percent working-interest exploration well in the area in 2005. The well stabilized at approximately 120 boe per day and is now tied in. The area is very active for exploration and development activity and consequently land prices have risen dramatically. During 2005, Cordero purchased 24.1 square kilometres of 3D seismic which was used to identify opportunities on these lands and surrounding acreage. A second location is planned prior to spring break-up. The Company will operate and pay 25 percent of the capital costs and will own a 59 percent interest in the well.



T74
T73
T72
Montney
Montney
Montney
Nikanassin
3D Seismic
Stacked Montney Channels
Montney Licensed Wells
Montney Producers Future Locations
R10
R9W6

Knopcik

Kakwa, Alberta

At Kakwa, Cordero opted to farm out its single section to an active party. The farm-out agreement terms called for the farmee to pay well costs through to completion and to also provide a 3D seismic survey over the section. The 3D survey was critical in defining the optimum well location. The well was drilled and cased and is currently being completed. Cordero has retained a 49 percent working interest in the production.

Two Creeks, Alberta

The Company drilled and abandoned a 100 percent working interest exploration well. No further activity is planned for this area.



Land team

Clear Hills, Alberta

Following the acquisition of several land blocks in the Clear Hills area, Cordero has embarked on a five-well, exploration program. Three wells have been drilled and results are pending completion and evaluation.

Q What is a key element of the exploration strategy at this time?

A Due to the escalating costs of mineral land title, Cordero is focusing on seismic acquisition and the Company's significant technical skills to high-grade exploration prospects prior to investing in land acquisitions.



Exploration team

Flatrock, British Columbia

Cordero has cased two 100 percent working interest exploration wells in this higher risk, higher reward area. One well was completed and subsequently abandoned. The second flow tested at a stable 125 boe per day of liquids-rich natural gas. Although the production test was encouraging, further pressure evaluation is required to determine reservoir size prior to tie-in or further infill development.

Trutch, British Columbia

Cordero has approximately 9 net sections of land in this area, which is located 170 kilometres north of Fort St. John, and is working on several development scenarios. The Company will report on this activity if and when feasible.

Ongoing Exploration

Cordero has been active on several other exploration fronts, acquiring lands in Alberta and British Columbia where we are targetting Cretaceous, Jurassic, Triassic and Nisku exploration tests. The Company is continuing to build a prospect inventory in selected areas.

Operations Statistical Review

Undeveloped Land

Cordero commenced operations with 89,000 net acres of land, including 27,400 net acres of developed and undeveloped land in the Malmo area and 68,300 net acres of undeveloped land throughout Alberta and British Columbia. By year-end 2005, the Company had acquired, pooled, and swapped for an additional 3,200 net acres of potential CBM and Belly River acreage in the Malmo area. The majority of this land was acquired in the Buffalo Lake region at the south-end of the Malmo project area.

The Company also purchased an additional 18,900 net acres of potential exploration lands in Alberta and British Columbia. Combined with non-core land sales during the year, Cordero's total developed and undeveloped net land holdings were 91,200 acres at year-end 2005.

Undeveloped Land Holdings Reconciliation

	2005	
(Acres)	Gross	Net
Opening – April 30, 2005 [1]	84,510	68,312
Crown and freehold purchases [1]	14,553	14,213
Property acquisitions/farm-ins	4,598	3,958
Developed land	(6,499)	(5,981)
Expiries	(23,975)	(18,896)
Closing – December 31, 2005	73,187	61,606
Average working interest (%)		84

1 *Represents commencement of operations.*

Land Position at December 31, 2005

	Undeveloped Acres			Developed Acres			Total Acres		
			Avg.			Avg.			Avg.
Region	Gross	Net	W.I.	Gross	Net	W.I.	Gross	Net	W.I.
Northwest Alberta	30,240	27,947	92%	640	640	100%	30,880	28,587	93%
Central Alberta	15,285	13,477	88%	28,457	23,341	82%	43,742	36,818	84%
Southern Alberta	13,664	12,417	91%	3,833	1,433	37%	17,497	13,850	79%
British Columbia	13,998	7,765	55%	6,857	4,156	61%	20,855	11,921	57%
Total	**73,187**	**61,606**	**84%**	**39,786**	**29,570**	**74%**	**112,974**	**91,176**	**81%**

Drilling

	2005	
(Wells Drilled)	Gross	Net
Natural gas	51	44.0
Oil	1	1.0
Dry	1	1.0
Total	**53**	**46.0**
Average working interest (%)		87
Success rate (%)		98

Reserves

Cordero engaged Sproule which has extensive experience in CBM reservoirs, to perform the independent reserve evaluation of its coalbed and conventional reserves. In addition, Sproule was engaged to prepare a detailed simulation model to help characterize the multiple seams within the Horseshoe Canyon coal formation. This in turn has facilitated a better understanding of the Horseshoe Canyon's future production profile and ultimate reserve potential.

Cordero has grown its proved plus probable reserves by 113 percent, based on Resolute Energy's year-end 2004 reserve report and a full year of production reserve additions to year-end 2005. Reserve replacement for the same period was 12.6 times based on proved plus probable reserves.



Are there other uses for the Horseshoe Canyon simulation model?

This information, while valuable for reserve determination purposes, has and will be useful in determining infill drilling potential and reservoir drainage patterns for the Horseshoe Canyon formation on Cordero's land base.



Marketing

In 2005, Cordero utilized the marketing services of a large, independent E&P firm to assist in marketing its production. The Company had no hedging contracts in 2005, and sold the majority of its natural gas production at the AECO hub on a daily basis. As a result, the Company benefited from the rising AECO daily spot price as the year progressed. The combination of high prices and increased natural gas production resulted in December being a record cash flow month of $3.3 million.

About 15-20 percent of the Company's natural gas production is dedicated to an aggregator contract and has historically attracted a price which has fluctuated above and below the average AECO price. Cordero's average monthly price during the year ranged from $6.84 per mcf to $12.33 per mcf.

With commencement of production from Willesden Green, the Company has established its first oil production. These light oil volumes are being sold relative to the Edmonton par price, adjusted for transportation and oil quality differentials.

Advisory

In the interests of providing Cordero shareholders and potential investors with information regarding Cordero, including management's assessment of Cordero's future plans and operations, certain disclosures contained in this document are forward-looking. Forward-looking statements include, but are not limited to: Cordero's internal projections; expectations or beliefs concerning future operating results and various components thereof; the production and growth potential of its various assets; estimated total production and production growth for 2006 and beyond; the sources, deployment and allocation of expected capital in 2006 and beyond; the success of future development drilling prospects; business prospects and strategies of the Company; and anticipated financial performance. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. The forward-looking statements contained herein are as of March 3, 2006 and are subject to change after this date.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: the availability and price of energy commodities; the effects of competition and pricing pressures; risks and uncertainties involving the geology of crude oil and natural gas; operational risks in exploring for, developing and producing crude oil and natural gas; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global, economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, and the Company's anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, product transportation, fiscal, environmental and regulatory laws; and health, safety and environmental risks may affect projected reserves and resources and anticipated earnings or assets. Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

In regards to finding, development and acquisition (FD&A) costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in the estimated future development costs generally will not reflect FD&A costs related to reserve additions for that year.

RESERVES

Cordero reserves were independently evaluated by Sproule as at December 31, 2005. Reserves included herein are stated on a Company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument 51-101 (NI 51-101). In addition to the information disclosed in this press release, more detailed reserve information will be included in Cordero's Annual Information Form which will be posted at www.sedar.com and www.corderoenergy.com prior to March 31, 2006.

Summary of Oil and Gas Reserves as of Dec. 31, 2005 Forecast Prices and Costs

	Light and Medium Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids	
Reserve Category	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved								
Developed producing	80	61	14,584	12,393	195	137	10	7
Developed non-producing	0	0	9,774	8,202	0	0	0	0
Undeveloped	161	123	17,081	14,860	289	202	13	9
Total proved	**241**	**184**	**41,438**	**35,455**	**484**	**339**	**23**	**16**
Probable	36	29	13,871	11,910	72	51	3	2
Total proved + probable	**277**	**213**	**55,309**	**47,365**	**557**	**390**	**27**	**18**

Notes:

- *"Gross" represents Company interest before royalties.*
- *"Net" represents Company interest after royalties.*
- *Table may not add due to rounding.*
- *CBM is included in "Natural Gas (non-associated & associated)".*

Reserve Life Index (RLI)

Cordero's RLI is calculated based on annualized December 2005 production of 2,388 boe per day.

	Proved	Proved + Probable
Reserves (mboe)	7,251	9,615
2005 exit production (boe per day)	2,388	2,388
RLI (years)	8.3	11.0

Net Present Value (NPV) Summary

Cordero's crude oil, natural gas and natural gas liquids reserves were evaluated using Sproule's product price forecasts effective December 31, 2005 prior to the provision for interest, debt service charges and general and administrative expenses. It should not be assumed that the discounted future net production revenues estimated by Sproule represent the fair market value of the reserves.

Summary of Net Present Values of Future Net Revenue as of Dec. 31, 2005

Forecast Prices and Costs

Reserves Category	Before Income Taxes Discounted at (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	After Income Taxes Discounted at (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed producing	105,183	94,362	85,926	79,167	73,628	94,860	84,565	76,596	70,255	65,091
Developed non-producing	55,650	48,950	43,589	39,211	35,575	38,360	33,123	28,996	25,672	22,944
Undeveloped	93,527	77,933	66,040	56,748	49,334	65,084	53,033	43,977	36,996	31,495
Total proved	**254,360**	**221,245**	**195,555**	**175,126**	**158,537**	**198,304**	**170,720**	**149,570**	**132,923**	**119,530**
Probable	83,003	61,478	47,444	37,864	31,062	59,020	43,029	32,799	25,924	21,104
Total proved + probable	**337,363**	**282,723**	**242,999**	**212,990**	**189,599**	**257,324**	**213,749**	**182,369**	**158,847**	**140,634**

Notes:

- *NPV of Future Net Revenue ("FNR") included all resource income:*
  - *Sale of oil, gas, by-product reserves*
  - *Processing third-party reserves*
  - *Other income*
- *Table may not add due to rounding*
- *Income Taxes*
  - *Include all resource income*
  - *Apply appropriate income tax calculations*
  - *Include prior tax pools*

Summary of Pricing and Inflation Rate Assumptions as of Dec. 31, 2005

Forecast Prices and Costs

Year	Oil: WTI Cushing Oklahoma ($US/bbl)	Oil: Edmonton Par Price 40° API ($Cdn/bbl)	Oil: Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas & Natural Gas Liquids: Natural Gas AECO Gas Prices ($Cdn/mmbtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate [1] (%/Yr)	Exchange Rate [2] ($US/$Cdn)
Historical								
2001	25.94	39.06	31.56	6.23	42.46	27.93	2.0	0.646
2002	26.09	40.12	35.46	4.04	40.80	25.39	2.7	0.637
2003	31.14	43.23	37.53	6.66	44.16	34.55	2.5	0.716
2004	41.42	52.91	45.72	6.87	53.91	41.37	2.5	0.825
2005	56.45	69.28	57.38	8.58	69.13	45.20	1.6	0.850
Forecast								
2006	60.81	70.07	59.62	11.58	71.77	47.01	2.5	0.85
2007	61.61	70.99	60.39	10.84	72.71	47.62	2.5	0.85
2008	54.60	62.73	53.48	8.95	64.25	42.08	2.5	0.85
2009	50.19	57.53	49.18	7.87	58.92	38.59	1.5	0.85
2010	47.76	54.65	46.75	7.57	55.97	36.66	1.5	0.85
Thereafter	Various Escalation Rates							

1 *Inflation rates for forecasting prices and costs.*

2 *Exchange rates used to generate the benchmark reference prices in this table.*

Notes:

- *This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.*
- *Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.*
- *Table may not add due to rounding.*

Net Present Value – Constant Pricing

The Company interest reserves have also been evaluated using constant prices and costs effective December 31, 2005. Following are values determined using this constant price analysis.

Summary of Net Present Values of Future Net Revenue as of Dec. 31, 2005

Constant Prices and Costs

	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed producing	111,997	98,551	88,264	80,167	73,640	101,132	88,581	79,047	71,590	65,612
Developed non-producing	60,596	52,334	45,840	40,625	36,360	40,857	34,732	29,973	26,189	23,120
Undeveloped	110,613	90,568	75,510	63,910	54,781	75,483	60,680	49,677	41,282	34,732
Total proved	**283,207**	**241,453**	**209,614**	**184,703**	**164,781**	**217,472**	**183,993**	**158,698**	**139,061**	**123,463**
Probable	104,470	76,277	58,028	45,658	36,936	72,234	52,054	39,199	30,596	24,589
Total proved + probable	**387,677**	**317,730**	**267,642**	**230,361**	**201,717**	**289,705**	**236,047**	**197,898**	**169,657**	**148,052**

Notes:

- *NPV of Future Net Revenue ("FNR") includes all resource income:*
  - *Sale of oil, gas, by-product reserves*
  - *Processing third party reserves*
  - *Other income*
- *Table may not add due to rounding*
- *Income Taxes*
  - *Includes all resource income*
  - *Apply appropriate income tax calculations*
  - *Include prior tax pools*

Constant Prices at Dec. 31, 2005

Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)	Exchange Rate ($US/$Cdn)
2006 and thereafter	61.04	68.12	9.99	0.86

Finding, Development and Acquisition (FD&A) Costs

Cordero was created as part of the Resolute Energy Inc. Plan of Arrangement with Esprit Energy Trust. Cordero commenced operations on April 30, 2005 but was responsible for all costs net of revenues (purchase adjustment) incurred on Cordero lands from January 1, 2005 to the closing of the Plan of Arrangement on April 29, 2005. The purchase adjustment amounted to $14.5 million paid to Esprit, relating primarily to capital activities at Malmo, Alberta. The FD&A calculation below is based on capital spent (including the purchase adjustment) in 2005, changes to future capital and reserve additions for the calendar year 2005.

	Proved	Proved + Probable
Future capital ($000)		
December 31, 2005	38,686	39,736
December 31, 2004	(13,229)	(22,664)
2005 capital, including acquisition adjustment ($000)	56,162	56,162
	81,619	73,234
Reserve additions (mboe)	5,856	5,604
FD&A per boe ($ per boe)	13.94	13.07

Prior to the introduction of NI 51-101, FD&A costs were calculated without provision for future capital. FD&A costs, based on this historical method, are presented below for comparative purposes only.

	Proved	Proved + Probable
FD&A, excluding provision for future capital ($ per boe)	9.59	10.02

Net Asset Value

The following net asset value (NAV) table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that this NAV calculation represents the fair market value of the Company.

($millions)	Sproule Price Forecast	Constant Price Forecast
Net present value of pre-tax proved plus probable reserves discounted at 10%	243.0	267.6
Undeveloped land [1]	9.3	9.3
Net debt [2]	(4.1)	(4.1)
Net asset value	248.2	272.8
Option and warrant conversion proceeds [3]	10.7	10.7
	258.9	283.5
Diluted shares (million) [3]	33.2	33.2
NAV ($/share)	**7.80**	**8.53**

1 *Management assumed a value of $150/acre for undeveloped land.*

2 *Includes working capital deficiency and long-term capital lease.*

3 *Assumes conversion of all options, warrants and performance shares.*

Reserve Replacement Ratio

The reserve replacement ratio measures the Company's ability to replace its production based on proved and proved plus probable additions.

Reserve replacement ratio	mboe	Replacement Ratio
Production	445	
Reserve additions		
1P	5,858	13.2
2P	5,605	12.6

Recycle Ratio

The recycle ratio measures the Company's ability to reinvest the net cash generated from the production of each barrel of oil equivalent to add incremental reserves.

	Proved	Proved + Probable
Operating netback ($ per boe)	39.96	39.96
Corporate netback ($ per boe)	36.02	36.02
FD&A ($ per boe)	13.94	13.07
Operating recycle ratio	2.87	3.06
Corporate recycle ratio	2.58	2.76

ENVIRONMENT, HEALTH AND SAFETY (EH&S)

Cordero recognizes the importance of environmental protection and is committed to providing a safe and healthy work environment for its employees and contractors. The Company is also committed to minimizing the environmental impact of its activities in the communities where it operates.

As a new company commencing operations in 2005, Cordero moved quickly to establish the foundations of a solid EH&S program across the Company's operations.

The Company was recognized at the Silver Stewardship level by the Canadian Association of Petroleum Producers (CAPP) in 2005 and will be participating again at this level in 2006.

In 2006 Cordero plans to continue enhancing the EH&S program to ensure that a high level of safety performance is maintained in our existing and new operating areas. The Company will continue to promote awareness and adherence to all environmental and safety practices governed by regulatory requirements, industry guidelines and Company practice.

Cordero's Board of Directors provides oversight on the Company's EH&S performance through quarterly updates from senior management.



Ploughing pipe minimizes soil disturbance.

Key highlights for 2005 included:

- There were no reported lost-time accidents involving any of our employees or contractors.
- There were no reported oil or water spills and no pipeline breaks. However, one minor, but reportable, glycol spill occurred on a Company facility lease at year-end 2005.
- Cordero developed an EH&S manual that reflects current OH&S regulations and codes of practice.
- The Company developed a corporate Emergency Response Plan and conducted two training exercises, including one at Malmo, to familiarize head office and field staff of their roles and responsibilities in an emergency situation.
- Regular safety meetings were integral to all Cordero operations in 2005.
- The Company conducted a successful independent safety audit of the Malmo area facilities in August 2005.
- Cordero initiated implementation of a system to evaluate and assess competency development for field operations staff.
- Cordero participated in a multi-stakeholder local community group in the Malmo area focused on improving energy industry and community relations.
- *Cordero successfully piloted slant drilling in the Malmo area to access reserves in surface access challenged areas.*
- The Company was part of the Canadian Society of Unconventional Gas' regulatory committee that promotes sound regulatory practices in the emerging regulatory framework for coalbed methane.
- The Company participated in an independent Basic Safety Program audit in late 2005. The audit results have been submitted to the Alberta Partnerships Program and Cordero anticipates receiving its Certificate of Recognition certification in early 2006.

FINANCIAL INFORMATION

2005 Overview

Selected Quarterly Information

	2005[1]	Q4[2]	Q3[3]	Q2[4]
Production				
Natural gas (mmcf per day)	**9.4**	12.1	8.5	6.6
Oil and natural gas liquids (bbls per day)	**8**	21	1	1
Barrels of oil equivalent (boe per day)	**1,574**	2,039	1,421	1,103
Financial ($000s except as indicated)				
Petroleum and natural gas revenue	**22,431**	12,637	6,919	2,875
Revenue net of royalties	**18,098**	10,029	5,710	2,359
Cash flow from operations	**13,884**	8,175	4,268	1,440
Per share basic ($)	**0.52**	0.29	0.16	0.06
Per share diluted ($)	**0.48**	0.27	0.15	0.06
Net earnings	**4,526**	3,453	1,057	16
Per share basic ($)	**0.17**	0.12	0.04	–
Per share diluted ($)	**0.16**	0.11	0.04	–
Total assets	**104,923**	104,923	67,316	65,656
Net capital expenditures	**41,617**	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(4,068)**	(4,068)	(121)	7,176
Total long-term debt	**3,623**	3,623	1,322	–
Shares outstanding (000s)	**29,725**	29,725	27,125	27,125
Per unit information				
Natural gas ($ per mcf)	**9.69**	11.22	8.82	7.12
Oil and natural gas liquids ($ per bbl)	**69.11**	70.12	51.13	41.40
Oil equivalent ($ per boe)	**58.18**	67.38	52.93	42.73
Operating netback ($ per boe)	**39.96**	46.82	36.57	27.40
Net wells drilled				
Natural gas	**44.0**	36.6	–	7.4
Oil	**1.0**	1.0	–	–
Dry	**1.0**	1.0	–	–
Total	**46.0**	38.6	–	7.4
Net success rate (%)	**98**	97	–	100

1 *Represents the 246-day period from April 30, 2005 to December 31, 2005.*

2 *Represents the 92-day quarter ended December 31, 2005.*

3 *Represents the 92-day quarter ended September 30, 2005.*

4 *Represents the 62-day period from April 30, 2005 to June 30, 2005.*

See accompanying notes.

Quarterly Summary

Q2[1] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe per day. With the drilling of 7.4 net wells, tie-in of 15.3 net wells and addition of compression equipment up to June 30, 2005, production averaged 1,103 boe per day for the 62-day period. Cash flow for the quarter was $1.4 million. Net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90 percent. Stock-based compensation expense represented the provision for start-up compensation arrangements which included 1.9 million performance warrants, 0.7 million performance shares and 1.0 million stock options of which 115,000 options granted to independent directors vested immediately. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. In June, the Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. In conjunction with the second financing, the initial capital budget of $18-24 million for the period April 30, 2005 to December 31, 2005 was increased to $28-30 million. Upon start-up, the Company obtained a $12.0 million credit facility with a major Canadian chartered bank.

Q3 – Cash flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe per day, slightly better commodity prices and lower cash costs relative to the increasing operations. With higher cash flow and operating income, stock-based compensation expense did not have such a significant effect on the future income tax rate as it did in the previous period. The Company did not drill any wells during the quarter, focusing its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The capital budget was further increased to $44.0 million for the period April 30, 2005 to December 31, 2005 and accordingly the Company expanded its $12.0 million credit facility to $25.0 million.

Q4 – Quarterly financial results of $8.2 million in cash flow and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe per day and the exit rate, representing average production for the month of December, was 2,388 boe per day. The high commodity price environment contributed to Cordero's average realized price of $11.22 per mcf for its natural gas production. Unit costs continued to decrease with operating costs of $5.27 per boe for the quarter compared to $6.53 per boe for the period ended June 30, 2005. G&A expenses declined to $2.64 per boe for the quarter from $5.29 per boe for the period ended June 30, 2005. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. In November, Cordero completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million and the Company entered 2006 in a strong financial position with net debt and working capital deficiency of $4.1 million and an unutilized $25.0 million credit facility.

1 *Represents the period from commencement of operations April 30, 2005 to June 30, 2005.*

2005 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2005, to the initial guidance provided in August 2005 and the revised guidance in November 2005:

		August 2005 Guidance Range		November 2005 Guidance Range	
	Actual	Low	High	Low	High
Average production – natural gas (boe per day)	1,574	1,400	1,600	1,475	1,550
Exit production (boe per day) [1]	2,388	2,000	2,000	2,000	2,300
Royalties (% of revenue)	19.3	18.5	19.5	17.5	18.5
Transportation expenses ($ per boe)	1.32	1.17	1.20	1.30	1.40
Operating expenses ($ per boe)	5.67	6.20	6.50	5.75	6.25
General and administrative expenses ($ per boe)	3.52	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	41.6	28.0	30.0	44.0	46.0

1 *Represents average production volumes for December 2005.*

Average and exit production volumes exceeded the high end of management's expectations resulting from both excellent production performance from the Horseshoe Canyon and Belly River drilling program and timely tie-in of wells and installation of compression equipment. The royalty rate was slightly higher than anticipated due to the higher average royalty rate on new wells added during the fourth quarter. Operating costs per boe were below the guidance range as a result of higher-than-expected production volumes. Transportation and general and administrative costs per boe were consistent with the November guidance. Actual capital expenditures were less than the minimum amount expected by management, the primary factor being adjustments to timing and scope of activities.

2005 Audited Financial Statements and Management's Discussion and Analysis

Cordero's audited consolidated financials statements and management's discussion and analysis for the period ended December 31, 2005 are included in the Company's Annual Information Form which will be posted at www.sedar.com or www.corderoenergy.com prior to March 31, 2006.

2006 Guidance and Sensitivities

	November 2005	
	Low	High
Average production	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation expenses ($ per boe)	1.35	1.50
Operating expenses ($ per boe)	5.80	6.30
General and administrative expenses ($ per boe)	2.10	2.35
Capital expenditures ($ million)	50.0	55.0

Cordero released its initial 2006 guidance on November 10, 2005 as disclosed in the above table. The Company plans to continue with its development of Malmo based on continued success to date. Approximately $27 million of the 2006 budget has been allocated to the area to drill and tie-in 30-35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23-25 million has been allocated to drill 10-12 conventional exploration and development wells and acquire additional land and seismic.

The Company will re-evaluate its guidance based on results from fall and winter drilling.

CORPORATE INFORMATION

Board of Directors

Brian K. Lemke
Executive Chairman
Cordero Energy Inc.
Calgary, Alberta

Donald P. Driscoll [1,3]
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson [2,3]
Corporate Director
Calgary, Alberta

Douglas G. Manner [1,2]
Vice President and
Chief Operating Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney [2,3]
Corporate Director
Calgary, Alberta

Jeffrey T. Smith [1,2]
Corporate Director
Calgary, Alberta

Philip C. Swift [1,3]
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
1 *Audit and Finance*
2 *Technical*
3 *Human Resources and Governance*

Officers

David V. Elgie
President and
Chief Executive Officer

Richard W. Gleasure
Vice President, Engineering
and Chief Operating Officer

Brian K. Lemke
Executive Chairman

C. Dean Setoguchi
Vice President and
Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Banker

Canadian Imperial
Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR

Designed and produced by Merlin Edge Inc. www.merlinedge.com


cordero
ENERGY INC

2400, 255 - 5th Avenue SW
Calgary, Alberta T2P 3G6

Tel: (403) 265-7006

Fax: (403) 265-7050

Toll Free: 1-888-266-6608

Email: info@corderoenergy.com

Website: corderoenergy.com


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2006
WASH. D.C.
199
SECTION

CORDERO ENERGY INC.

INITIAL ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED

DECEMBER 31, 2005

March 3, 2006

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS 3
ABBREVIATIONS 3
ADVISORY 4
CORDERO ENERGY INC 4
GENERAL DEVELOPMENT OF THE BUSINESS 5
DESCRIPTION OF THE BUSINESS AND OPERATIONS 5
STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION 7
CAPITAL STRUCTURE 17
DIVIDENDS 17
INDUSTRY CONDITIONS AND RISK FACTORS 17
SELECTED FINANCIAL INFORMATION 19
NEW ACCOUNTING PRONOUNCEMENTS 19
MARKET FOR SECURITIES 20
DIRECTORS AND OFFICERS 20
TRANSFER AGENT AND REGISTRAR 22
INTERESTS OF EXPERTS 22
ADDITIONAL INFORMATION 22
APPENDIX A – Management's Discussion and Analysis for the Period Ended December 31, 2005 23
APPENDIX B – Audited Consolidated Financial Statements and Notes for the Period Ended December 31, 2005 38
APPENDIX C – Report of Management and Directors on Reserves Data and Other Information 50
APPENDIX D – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor 51
APPENDIX E – Audit and Finance Committee Information 52

GLOSSARY OF TERMS

In this Annual Information Form, the following words and phrases have the meanings set forth below, unless the context otherwise requires:

"**AIF**" means the Annual Information Form of the Company dated March 3, 2006;

"**CBM**" means coalbed methane;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Share**" means a common share in the capital of the Company;

"**Cordero**" or "**the Company**" or "**the Corporation**" means Cordero Energy Inc., a corporation incorporated under the laws of the Province of Alberta;

"**crude oil**" or "**oil**" means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"**gross acres**" means the total number of acres in which the Company has an interest;

"**gross producing wells**" means the total number of wells in which the Company has an interest;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. Natural gas reserve estimates are reported on a marketable basis, that is gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids** " or "**NGLs**" mean those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**net acres**" means gross acres multiplied by the Company's percentage working interest therein;

"**net producing wells**" means the number of gross producing wells multiplied by the Company's working interest in the producing wells;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated March 3, 2006, evaluating the petroleum and natural gas reserves of the Corporation as at December 31, 2005; and

"**working interest**" means the net interest held by the Company in an oil and natural gas property which normally earns its proportionate share of the production and bears its proportionate share of the costs of exploration, development and operation as well as any royalties or other production burdens.

All dollar amounts set forth in this AIF are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

The following abbreviations are used in this AIF to represent the following terms:

"**API**" means the American Petroleum Institute;

"**API gravity**" means the method of expressing the specific gravity of crude oil in degrees;

"**bbl**" means barrel; "**bbls**" means barrels; and "**bbl/d**" means barrels per day;

"**bcf**" means billion cubic feet;

"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil (6:1) unless otherwise stated; and "**boe/d**" means barrels of oil equivalent per day;

"**mbbls**" means 1,000 barrels;

"**mboe**" means 1,000 boe;

"**mmboe**" means 1,000,000 boe;

"**mcf**" means 1,000 cubic feet; and "**mcf/d**" means 1,000 cubic feet per day;

"**mmbtu**" means 1,000,000 British thermal units;

"**mmcf**" means 1,000,000 cubic feet; and "**mmcf/d**" means 1,000,000 cubic feet per day;

"**NGL**" means natural gas liquids; and

"**WTI**" means West Texas Intermediate crude oil delivered at Cushing, Oklahoma.

ADVISORY

In the interests of providing Cordero shareholders and potential investors with information regarding Cordero, including management's assessment of Cordero's future plans and operations, certain disclosures contained in this document are forward-looking. Forward-looking statements include, but are not limited to: Cordero's internal projections; expectations or beliefs concerning future operating results and various components thereof; the production and growth potential of its various assets; estimated total production and production growth for 2006 and beyond; the sources, deployment and allocation of expected capital in 2006 and beyond; the success of future development drilling prospects; business prospects and strategies of the Company; and anticipated financial performance. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. The forward-looking statements contained herein are as of March 3, 2006 and are subject to change after this date.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: the availability and price of energy commodities; the effects of competition and pricing pressures; risks and uncertainties involving the geology of crude oil and natural gas; operational risks in exploring for, developing and producing crude oil and natural gas; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global, economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, and the Company's anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, product transportation, fiscal, environmental and regulatory laws; and health, safety and environmental risks may affect projected reserves and resources and anticipated earnings or assets. See also the information set forth under the heading "Industry Conditions". Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

In regards to finding, development and acquisition (FD&A) costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in the estimated future development costs generally will not reflect FD&A costs related to reserve additions for that year.

CORDERO ENERGY INC.

Cordero is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane and Belly River sand assets in central Alberta and conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Corporation commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Corporation under a plan of arrangement involving Resolute Energy Inc. (Resolute) and Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Cordero's head and registered office is located at 2400 Bow Valley Square 3, 255-5th Avenue SW, Calgary, Alberta, T2P 3G6.

GENERAL DEVELOPMENT OF THE BUSINESS

General Information

The Corporation has one wholly owned subsidiary, Cordero Finance Corp, a presently inactive company incorporated under the laws of the Province of Alberta on March 30, 2005.

As at December 31, 2005 the Corporation had 20 employees, all situated in Calgary, Alberta.

History

Cordero was formed through a plan of arrangement that closed on April 29, 2005. In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants, of which a portion were exercised for 1,861,190 common shares.

On April 29, 2005 the Corporation issued 1,916,376 common shares and warrants in conjunction with an initial private placement to employees, officers and directors. The common shares issued under this private placement are subject to escrow conditions and the vesting of the warrants is subject to time and certain performance conditions.

On April 30, 2005, pursuant to the plan of arrangement, Cordero acquired certain oil and gas properties from Resolute, including 27,400 net acres in Malmo and 68,300 net acres of undeveloped land in Alberta and British Columbia. Approximately one-half of the Malmo acreage was developed and production from the area at the time was 683 boe/d.

General Development of the Business

On June 28, 2005 the Corporation closed a bought-deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13.95 million.

On November 29, 2005 the Corporation issued 2,600,000 Cordero common shares on a bought-deal private placement basis at an issue price of $5.80 per share for total gross proceeds of $15.1 million.

Since inception, Cordero has furthered development of coalbed methane and Belly River sand assets in the Malmo area and assembled a professional team of geoscientists to carry out its exploration program in Alberta and British Columbia. Production steadily increased through 2005 to an average of 2,388 boe/d for the month of December.

Recent Developments

Events subsequent to December 31, 2005 are discussed under "Principal Properties", below.

DESRCIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

Cordero's objective is to provide its shareholders with the opportunity to participate in growth in reserves, production and value through low risk coalbed methane and Belly River development at Malmo and exposure to higher risk, higher impact exploration in British Columbia and Alberta.

Development of the reserves within the Horseshoe Canyon formation in the Malmo area in central Alberta requires obtaining title to mineral rights and strategically planning drilling locations to maximize growth and minimize surface disturbance. The Company attempts to effectively and efficiently execute the drilling program, including drilling the incremental depth to the Belly River when advantageous and drilling slant wells where surface access is impractical. Completing pipelines and facilities, including necessary compression equipment to bring wells on production in a timely manner is required to maximize production volumes and resultant cash flow.

Cordero's exploration strategy involves executing on the short and longer term exploration prospects identified on existing lands and continuing to build enviable land and prospect inventory. It is focused on regional geological mapping, interpretive geophysical modeling, detailed engineering and petrography in northern/central Alberta and British Columbia.

For the period ended December 31, 2005 the Company allocated the majority of its capital budget to the development of reserves and construction of processing and gathering facilities at Malmo. The remaining funds were dedicated to the conventional exploration program for the purchase of 3-D seismic, securing undeveloped land aligned with the Company's plans for growth and commencement of the drilling program.

Principal Properties

Coalbed Methane and Belly River Development

Malmo

For the period ended December 31, 2005 substantially all of Cordero's commercial production was from Malmo, located approximately 65 kilometres northeast of Red Deer, Alberta. At the closing of the plan of arrangement, production from this property was 683 boe/d of natural gas. During the period April 30, 2005 to December 31, 2005 Cordero drilled 49 (42.0 net) gas wells, all successful, and installed approximately 3,800 hp of compression equipment. As at December 31, 2005 Cordero had 100.9 net wells in this area producing or awaiting tie-in and average natural gas production for the month of December was 2,388 boe/d. The Horseshoe Canyon CBM formation is the primary producing zone for the Company but the conventional Belly River formation continues to be a significant contributor to production growth.

Subsequent to December 31, 2005 the Company was successful in securing an additional 5,000 acres through private purchase, crown sale, farm-in and land swaps. Approximately one-half of the initial 2006 capital budget of $50-55 million is allocated toward development of Malmo which will continue to play a significant role in the Corporation's expanding production and reserve base.

Conventional Exploration and Development Properties

Willesden Green

At December 31, 2005 Cordero held 100% interest in 1,300 acres of land in the area located 50 kilometres west of Red Deer. In late 2005 the Company drilled and tied-in a successful 100% working interest Cardium oil well, which was brought on production in December 2005.

In early 2006 two additional 100% interest development wells were drilled, both of which have been completed as successful Cardium producers. One well was tied in early February 2006 and the second well is expected to be on-production by March 2006. A fourth well is planned for later in 2006.

Knopcik

The Knopcik property is located 50 kilometers northwest of Grande Prairie, Alberta where the Corporation has 100% working interest in 13,000 undeveloped acres. During the period 24.1 square kilometres of 3D seismic were purchased to help identify opportunities on these lands and surrounding acreage. The first 100% working interest exploration well was drilled in October 2005, stabilized at approximately 120 boe/d and is now tied in.

A second location is planned for early 2006. The Company will operate and pay 25% of the capital costs and will own a 59% interest in the well.

Kakwa

In this area, 60 kilometres south of Grande Prairie, Cordero farmed out an exploration well through completion and will return a 49% interest in production. The well has been cased and is currently being completed and evaluated.

No further activity is currently planned for this area.

Two Creeks

Two Creeks is a geologically and geophysically defined Montney oil exploration play located 70 kilometres northwest of Whitecourt, Alberta.

In January 2006 a 100% working interest exploration well was drilled and abandoned. No further activity is currently planned for this area

Clear Hills

At December 31, 2005 the Company held 100% interest in 9,600 acres in this area which is 80 kilometers northeast of Fort St. John, British Columbia.

In early 2006 Cordero commenced a five-well higher-risk exploration drilling program. Three wells have been drilled and results are pending completion and evaluation.

Flatrock

The Flatrock property is located approximately 50 kilometers east of Fort St. John, where Cordero drilled and cased two 100% working interest exploration wells in 2005, the first of which was completed and subsequently abandoned. The second well flow-tested 125 boe/d of liquids-rich natural gas. Further pressure evaluation is required to determine reservoir size prior to tie-in or further infill development.

Trutch
Cordero has 12,300 (5,900 net) acres of land in this area, approximately 170 kilometers north of Fort St. John. The Corporation is working on several development scenarios to exploit the potential on these lands.

Other Exploration Properties
Cordero has been very active on other exploration fronts, purchasing lands in central and northern Alberta for Cretaceous, Jursassic, Triassic and Nisku exploration tests. During the period ended December 31, 2005 the Corporation acquired approximately 500 square kilometers of 3D seismic and approximately 4,300 kilometres of 2D trade seismic.

Facilities

The Corporation has an interest in one third-party operated natural gas plant located in Alberta. The Corporation also has an interest in numerous well site facilities such as pumpjacks, tanks, metres and well site compressors as well as pipelines, compressor stations and satellites required to gather production and transport it to the central processing facilities. All of these facilities are typical of those used in Canadian oil and gas operations. The Corporation's interests in plants and facilities range from 11.2% to 100%.

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the Statement) was prepared by Sproule Associates Ltd. It is dated March 3, 2006, has an effective date of December 31, 2005 and was prepared December 2005 to February 2006. As of the preparation date, Sproule was not aware of any new information (other than commodity pricing assumptions which may differ from those used in their analysis), which could materially impact their evaluation.

Disclosure of Reserves Data

The reserves data set forth below (Reserves Data) is based upon an evaluation by Sproule (the reserve report) with an effective date of December 31, 2005. The Reserves Data summarizes the oil, liquids and natural gas reserves of Cordero and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs, before and after taxes. The Reserves Data conforms to the standards in the COGE handbook and requirements of National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51). Additional information not required by NI 51 has been presented to provide continuity and additional information which management believes is important to the readers of this information. Cordero engaged Sproule to provide an evaluation of proved and proved plus probable reserves. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenues from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. For purposes of reporting production volumes as barrels of oil equivalent (boe), amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

All of Cordero's reserves at December 31, 2005 were located in Canada, and specifically in the provinces of Alberta and British Columbia.

Reserves Data (Constant Prices and Costs)

	Natural Gas (non-associated & associated)		Natural Gas (solution)		Light and Medium Oil		Natural Gas Liquids	
	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	14,584	12,393	195	137	80	61	10	7
Developed Non-producing	9,774	8,202	-	-	-	-	-	-
Undeveloped	17,097	14,876	289	202	161	122	13	9
Total Proved	41,455	35,471	484	339	241	184	23	16
Probable	14,010	12,037	72	51	36	28	3	2
Total Proved Plus Probable	55,465	47,508	557	390	277	212	27	18

Net Present Value of Future Net Revenue (Constant Prices and Costs)

	Before Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	111,997	98,551	88,264	80,167	73,640
Developed Non-producing	60,596	52,334	45,840	40,625	36,360
Undeveloped	110,613	90,568	75,510	63,910	54,781
Total Proved	283,207	241,453	209,614	184,703	164,781
Probable	104,470	76,277	58,028	45,658	36,936
Total Proved Plus Probable	387,677	317,730	267,642	230,361	201,717

December 31, 2005

	After Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	101,132	88,581	79,047	71,590	65,612
Developed Non-producing	40,857	34,732	29,973	26,189	23,120
Undeveloped	75,483	60,680	49,677	41,282	34,732
Total Proved	217,472	183,993	158,698	139,061	123,463
Probable	72,234	52,054	39,199	30,596	24,589
Total Proved Plus Probable	289,705	236,047	197,898	169,657	148,052

Total Future Net Revenue Undiscounted (Constant Prices and Costs)

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment and Reclamation ($M)	Future Net Revenue Before Income Taxes ($M)	Income Taxes ($M)	Future Net Revenue After Income Taxes ($M)
Proved	419,888	53,448	39,949	38,686	4,599	283,207	65,735	217,472
Proved Plus Probable	557,808	71,164	53,462	40,786	4,719	387,677	97,972	289,705

Net Present Value of Future Net Revenue by Production Group (Constant Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($M)
Proved	Light and medium crude oil (including solution gas and associated by-products)	8,972
	Natural gas (including associated by-products)	195,946
Proved Plus Probable	Light and medium crude oil (including solution gas and associated by-products)	10,367
	Natural gas (including associated by-products)	252,147

Summary of Pricing Assumptions (Constant Prices and Costs)

The following table sets out the constant prices, as at December 31, 2005, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/ mmbtu)	Exchange Rate ($US/$Cdn)
2006 and Thereafter	61.04	68.12	9.99	0.86

Cordero's weighted average prices received in 2005 after quality/heating value differentials were $9.69/mcf for natural gas and $69.11/bbl for oil and NGLs.

Reserves Data (Forecast Prices and Costs)

	Natural Gas (non-associated & associated)		Natural Gas (solution)		Light and Medium Oil		Natural Gas Liquids	
	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	14,584	12,393	195	137	80	61	10	7
Developed Non-producing	9,774	8,202	-	-	-	-	-	-
Undeveloped	17,081	14,860	289	202	161	123	13	9
Total Proved	41,438	35,455	484	339	241	184	23	16
Probable	13,871	11,910	72	51	36	29	3	2
Total Proved Plus Probable	55,309	47,365	557	390	277	213	27	18

Net Present Value of Future Net Revenue (Forecast Prices and Costs)

	Before Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	105,183	94,362	85,926	79,167	73,628
Developed Non-producing	55,650	48,950	43,589	39,211	35,575
Undeveloped	93,527	77,933	66,040	56,748	49,334
Total Proved	254,360	221,245	195,555	175,126	158,537
Probable	83,003	61,478	47,444	37,864	31,062
Total Proved Plus Probable	337,363	282,723	242,999	212,990	189,599

	After Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	94,860	84,565	76,596	70,255	65,091
Developed Non-producing	38,360	33,123	28,996	25,672	22,944
Undeveloped	65,084	53,033	43,977	36,996	31,495
Total Proved	198,304	170,720	149,570	132,923	119,530
Probable	59,020	43,029	32,799	25,924	21,104
Proved Plus Probable	257,324	213,749	182,369	158,847	140,634

Total Future Net Revenue Undiscounted (Forecast Prices and Costs)

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment and Reclamation ($M)	Future Net Revenue Before Income Taxes ($M)	Income Taxes ($M)	Future Net Revenue After Income Taxes ($M)
Proved	395,630	54,408	42,867	38,686	5,309	254,360	56,056	198,304
Proved Plus Probable	511,128	70,040	58,402	39,736	5,587	337,363	80,039	257,324

Net Present Value of Future Net Revenue by Production Group (Forecast Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($M)
Proved	Light and medium crude oil (including solution gas and associated by-products)	8,406
	Natural gas (including associated by-products)	182,453
Proved Plus Probable	Light and medium crude oil (including solution gas and associated by-products)	9,543
	Natural gas (including associated by-products)	228,328

Summary of Pricing and Inflation Rate Assumptions (Forecast Prices and Costs)

The following table sets out historical and forecasted benchmark prices, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40°API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn /bbl)	Natural Gas AECO Gas Price ($Cdn/ mmbtu)	Edmonton Propane (Cdn/bbl)	Edmonton Butane (Cdn/bbl)	Edmonton Pentanes Plus (Cdn/bbl)	Inflation Rate[1] % Year	Exchange Rate[2] ($US /$Cdn)
Historical									
2001	25.94	39.06	31.56	6.23	29.87	27.93	42.46	2.0	0.65
2002	26.09	40.12	35.46	4.04	20.36	25.39	40.80	2.7	0.64
2003	31.14	43.23	37.53	6.66	32.97	34.55	44.16	2.5	0.72
2004	41.42	52.91	45.72	6.87	35.95	41.37	53.91	2.5	0.83
2005 (e)	56.45	69.28	57.38	8.58	38.55	45.20	69.13	1.6	0.85
Forecast									
2006	60.81	70.07	59.62	11.58	39.25	47.01	71.77	2.5	0.85
2007	61.61	70.99	60.39	10.84	39.76	47.62	72.71	2.5	0.85
2008	54.60	62.73	53.48	8.95	35.14	42.08	64.25	2.5	0.85
2009	50.19	57.53	49.18	7.87	32.22	38.59	58.92	1.5	0.85
2010[3]	47.76	54.65	46.75	7.57	30.61	36.66	55.97	1.5	0.85

Notes:

(1) Inflation rates for forecasting and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

(3) The pricing forecast escalates at various rates after 2010.

Reconciliation of Changes in Net Reserves and by Principal Product Type (Forecast Prices and Costs)

Factors	Light/Medium Oil Net Proved (mbbl)	Light/Medium Oil Net Probable (mbbl)	Light/Medium Oil Net Proved Plus Probable (mbbl)	Non-associated and Associated Gas Net Proved (mmcf)	Non-associated and Associated Gas Net Probable (mmcf)	Non-associated and Associated Gas Net Proved Plus Probable (mmcf)
January, 2005	-	-	-	2,708	2,119	4,827
Extensions	184	29	213	401	63	464
Improved recovery	-	-	-	5,966	1,820	7,786
Technical revisions	9	1	10	47	(1,758)	(1,711)
Discoveries	-	-	-	1,323	257	1,580
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	(8)	(1)	(9)	203	87	290
Production	(1)	-	(1)	(792)	-	(792)
January, 2006	184	29	213	9,856	2,588	12,444

Factors	Coalbed Methane Gas Net Proved (mmcf)	Coalbed Methane Gas Net Probable (mmcf)	Coalbed Methane Gas Net Proved Plus Probable (mmcf)	Barrels of Oil Equivalent[1] Net Proved (mboe)	Barrels of Oil Equivalent[1] Net Probable (mboe)	Barrels of Oil Equivalent[1] Net Proved Plus Probable (mboe)
January, 2005	6,904	11,385	18,289	1,602	2,251	3,853
Extensions	5,347	1,957	7,304	1,142	366	1,508
Improved recovery	5,838	1,989	7,827	1,967	635	2,602
Technical revisions	8,781	(6,244)	2,537	1,480	(1,333)	148
Discoveries	-	-	-	221	43	263
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	535	287	822	115	61	176
Production	(1,467)	-	(1,467)	(378)	-	(378)
January, 2006	25,938	9,374	35,312	6,150	2,023	8,172

(1) Reconciliation does not include NGL volumes.

Reconciliation of Changes in Net Present Values of Future Net Revenue After Tax Attributable to Net Proved Reserves Discounted at 10% per Year (Constant Prices and Costs)

Period and Factor	2005 ($M)
Estimated future net revenue at beginning of year	18,316
Sales and transfers of oil and gas produced, net of production costs and royalties	(15,903)
Net changes in prices, production costs and royalties related to future production	19,895
Changes in previously estimated development costs incurred during the period	(20,547)
Changes in estimated future development costs	(36,358)
Extensions and improved recovery	125,088
Discoveries	8,769
Acquisition of reserves	-
Dispositions of reserves	-
Net change resulting from revisions in quantity estimates	60,068
Accretion of discount	3,310
Net change in income taxes	(40,546)
Other changes	36,606
Estimated future net revenue at end of year	158,698

Undeveloped Reserves

At December 31, 2005, 42% of Cordero's total proved reserves were undeveloped and 46% of Cordero's total probable reserves were undeveloped. All undeveloped reserves are attributable to 2006 drilling locations at Malmo, with the exception of one well at Willesden Green which is also planned for 2006. The following table illustrates the volume of proved and probable undeveloped reserves (constant prices and costs) by product type:

	Natural Gas (non-associated & associated)		Natural Gas *(solution)*		Light and Medium Oil		Natural Gas Liquids	
Reserve Category	**Gross (mmcf)**	**Net (mmcf)**	**Gross (mmcf)**	**Net (mmcf)**	**Gross (mbbls)**	**Net (mbbls)**	**Gross (mbbls)**	**Net (mbbls)**
Proved Undeveloped	17,097	14,876	289	202	161	123	13	9
Probable Undeveloped	6,379	5,570	43	30	24	18	2	1
Total Undeveloped	23,476	20,446	332	232	185	141	15	10

Future Development Costs

The following table sets forth estimated future development costs deducted in the estimation of Cordero's future net revenue attributable to the reserve categories noted below:

	Constant Prices and Costs ($000s)		Forecast Prices and Costs ($000s)	
Year	**Proved**	**Proved plus Probable**	**Proved**	**Proved plus Probable**
2006	38,686	40,786	38,686	39,736
2007	-	-	-	-
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
Remainder	-	-	-	-
Total	38,686	40,786	38,686	39,736
Discounted @ 10%	36,358	38,305	36,358	37,332

The Corporation expects to fund the future development through internally-generated cash flow, debt, and if necessary and on favourable terms, disposition of non-strategic properties or equity issues.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table illustrates the number and status of wells in which Cordero has a working interest as at December 31, 2005, which are producing or which the Corporation considers to be capable of production.

	Producing[(1)]				Shut-in			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Canada								
Alberta	1	1.0	118	105.6	-	-	4	4.0
British Columbia	-	-	-	-	-	-	6	3.2
Total Canada	1	1.0	118	105.6	-	-	10	7.2

(1) Includes wells that were drilled in 2005 and were brought on production subsequent to December 31, 2005.

All four shut-in wells located in Alberta were drilled in 2005 and are within reasonable proximity of pipelines. One is expected to come on production in March 2006 and three are currently being evaluated. All six shut-in wells located in British Columbia were acquired in the plan of arrangement and are in remote locations. These wells are currently under review in terms of production potential and future plans for infrastructure.

Properties with no Attributable Reserves

The following table summarizes the Company's approximate undeveloped crude oil and natural gas land holdings as at December 31, 2005:

	Undeveloped Land		
Property	**Gross Acres**	**Net Acres**	**Average Working Interest (%)**
Alberta	59,189	53,841	91
British Columbia	13,998	7,765	55
Total	73,187	61,606	84

A total of 6,600 net acres of undeveloped land are scheduled to expire during 2006. The Corporation will seek to extend the tenure on a portion of these lands prior to expiry.

In relation to these interests, Cordero is committed, under specified circumstances, to participate in drilling and if necessary, casing, completion or abandonment costs for three wells. The due dates to comply with these commitments range from January 25, 2006 to December 31, 2006 and Cordero's interests range from 25% to 75%. As of March 3, 2006 the commitment to drill a 25% working interest well at Kakwa by January 25, 2006 was fulfilled and is discussed in more detail on page 6.

Commodity Marketing

The Corporation sells approximately 80-85% of its natural gas production on the Alberta spot market. The remaining 15-20% of production is dedicated to an aggregator contract. The Corporation has not taken part in any hedging contracts since inception at April 30, 2005.

Abandonment and Reclamation Costs

Cordero has estimated abandonment and reclamation for all producing wells, non-producing wells and facilities. As at December 31, 2005 Cordero had 126.3 net wells (113.8 net producing or capable of producing) for which abandonment and/or reclamation costs have been provided for. Estimated timing of abandonment of the producing wells, or those capable of production, was derived from the reserve report. Timing of reclamation of wells already abandoned was estimated by internal engineers. Costs estimates for all facilities and Alberta wells are consistent with the guidelines provided in EUB Interim Directive 011. Costs for abandonment and reclamation of British Columbia wells were estimated by Cordero's reservoir engineers. Estimates of abandonment costs for wells range from $20,600 to $50,000 and estimates of reclamation costs for wells range from $20,200 to $50,000. Facility abandonment and reclamation costs range from $47,400 to $212,000 for the Corporation's facilities with interest ranging from 11.2% to 100%.

Cordero's estimated abandonment costs of $6.9 million exceed the amounts used to calculate total future net revenue by $1.3 million using forecast prices and costs and $2.1 million using constant prices and costs. The Company's estimated abandonment and reclamation costs undiscounted and discounted at 10% are as follows:

	Total Abandonment and Reclamation Costs ($000s)	
Year	Discounted at 10%	Undiscounted
2006	103	111
2007	95	111
2008	88	111
2009	19	26
2010	67	98
Remainder	2,526	6,395
Total	2,898	6,852

Tax Horizon

In 2005 Cordero was not subject to current taxes in Canada other than Large Corporations Tax (LCT) which was approximately $94,000. The Company does not expect to pay current income tax in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures. Total estimated income tax pools available at January 1, 2006 were $102 million. For further information on income tax pools see management's discussion and analysis in Appendix A.

Capital Expenditures Incurred

The following table summarizes capital expenditures made by the Company in exploration and development drilling, production facilities and other equipment for the periods indicated:

Capital Expenditures ($000s)	Period Ended 2005 June 30[1]	September 30[2]	December 31[3]	Total
Land acquisition and retention	49	1,742	2,530	4,321
Geological and geophysical	247	1,101	1,879	3,227
Exploration drilling	-	257	3,341	3,598
Development drilling	1,734	2,709	8,637	13,080
Plant and production facilities	2,875	4,877	7,803	15,555
Property acquisitions - unproved	497	256	-	753
Other	776	681	841	2,298
Total capital expenditures	6,178	11,623	25,031	42,832
Dispositions	(959)	(13)	(243)	(1,215)
Purchase price adjustment [4]	12,973	1,273	300	14,545
Net capital expenditures	18,192	12,883	25,088	56,162

(1) Represents the period April 30, 2005 to June 30, 2005.
(2) Represents the quarter ended September 30, 2005.
(3) Represents the quarter ended December 31, 2005.
(4) Represents all costs net of revenues incurred on Cordero interests from January 1, 2005 to the closing of the plan of arrangement on April 29, 2005 and relates primarily to capital activities at Malmo. Amounts recorded in periods subsequent to June 30, 2005 represent post-closing adjustments.

Drilling History

The following table sets forth the gross and net wells in which the Company participated during the period April 30, 2005 to December 31, 2005:

	Number of Wells					
	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
Natural gas	2	2.0	49	42.0	51	44.0
Crude oil	1	1.0	-	-	1	1.0
Dry	1	1.0	-	-	1	1.0
Total	4	4.0	49	42.0	53	46.0
Average working interest (%)		100		86		87
Success rate (%)		75		100		98

Production Estimates

The following table sets out the gross volume of Cordero's production estimated for the period ending December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data" using constant prices and costs. The production forecast is the same as the forecast price case.

	Light and Medium Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)	BOE (boe/d)
Proved Producing				
Malmo	-	11,126	-	1,854
Other	87	253	12	141
Total Proved Producing	87	11,379	12	1,995
Proved				
Malmo	-	20,639	-	3,440
Other	136	794	19	287
Total Proved Producing	136	21,433	19	3,727
Proved Plus Probable				
Malmo	-	21,480	-	3,580
Other	136	795	19	283
Total Proved Plus Probable	136	22,275	19	3,863

The forecast of production involves estimates and assumptions of various factors including new well production rates, facility on-times and operating conditions. Actual conditions and production may vary without affecting ultimate reserve recovery.

Production History and Netback Analysis

The following table sets forth certain production information in respect of production, product prices received, royalties paid, operating expenses and resulting netbacks of Cordero for the periods indicated below:

	Period Ended		
	June 30(1)	September 30(2)	December 31(3)
Volumes			
Natural gas (mcf/d)	6,616	8,520	12,107
Crude oil (bbls/d)	-	-	20
NGL (bbls/d)	1	1	1
Oil equivalent (boe/d)	1,103	1,421	2,039
Realized prices			
Natural gas ($/mcf)	7.12	8.82	11.22
Crude oil ($/bbls)	-	-	70.57
NGL ($/bbls)	41.40	51.13	57.67
Royalty			
Natural gas ($/mcf)	1.28	1.54	2.31
Crude oil ($/bbls)	-	-	20.71
NGL ($/bbls)	6.83	9.17	26.78
Operating Costs			
Natural gas ($/mcf)	1.09	0.97	0.87
Crude oil ($/bbls)	-	-	10.28
NGL ($/bbls)	8.70	8.97	8.70
Transportation Costs			
Natural gas ($/mcf)	0.19	0.22	0.23
Crude oil ($/bbls)	-	-	1.39
NGL ($/bbls)	0.17	0.13	0.14
Netbacks			
Natural gas ($/mcf)	4.56	6.09	7.81
Crude oil ($/bbls)	-	-	38.19
NGL ($/bbls)	25.70	32.86	22.05

(1) Represents the period April 30, 2005 to June 30, 2005.
(2) Represents the quarter ended September 30, 2005.
(3) Represents the quarter ended December 31, 2005.

Notes

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

(1) "Gross" means

(a) *In relation to Cordero's interest in production and reserves, "Cordero's gross reserves", which are Cordero's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Cordero;*

(b) *In relation to wells, the total number of wells in which Cordero has an interest; and*

(c) *In relation to properties, the total area of properties in which Cordero has an interest.*

(2) "Net" means:

(a) *In relation to Cordero's interest in production and reserves, "Cordero's net reserves", which are Cordero's interest (operating and non-operating) share after deduction of royalties' obligations, plus Cordero's royalty interest in production or reserves;*

(b) *In relation to wells, the number of wells obtained by aggregating Cordero 's working interest in each of its gross wells; and*

(c) *In relation to Cordero's interest in a property, the total area in which Cordero has an interest by the working interest owned by Cordero.*

(3) *Reserve Categories - Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:*

(a) *Analysis of drilling, geological, geophysical and engineering data;*

(b) *The use of established technology; and*

(c) *Specified economic conditions (see the discussion of "Economic Assumptions" below).*

Reserves are classified according to the degree of certainty associated with the estimates. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) *"Economic Assumptions" will be the prices and costs used in the estimate, namely:*

  (a) *Constant prices and costs as at the last day of Cordero's financial year; and*

  (b) *Forecast prices and costs.*

(5) *Development and Production Status - Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:*

  (a) *Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.*

  (b) *Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty.*

  (c) *Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown.*

  (d) *Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.*

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(6) *Levels of Certainty for Reported Reserves - The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:*

  (a) *At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;*

  (b) *At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.*

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(7) *Forecast Prices and Costs - Future prices and costs that are:*

  (a) *Generally acceptable as being a reasonable outlook of the future; and*

  (b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

The forecast summary table under "Pricing Assumptions" identifies benchmark reference pricing that applies to Cordero.

(8) *Constant Prices and Costs - Prices and costs used in an estimate that are:*

  (a) *Cordero's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and*

  (b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

For the purposes of paragraph (a), Cordero prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(9) *The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced in November 1989 by the Alberta government with modifications effective January 1, 1995.*

(10) *Future Income Tax Expense - Future income tax expenses estimate:*

  (a) *Making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;*

  (b) *Without deducting estimated future costs that are not deductible in computing taxable income;*

  (c) *Taking into account estimated tax credits and allowances; and*

  (d) *Applying to the future pre-tax net cash flows relating to Cordero's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.*

(11) *"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.*

(12) *"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:*

(a) *Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;*

(b) *Drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;*

(c) *Acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and*

(d) *Provide improved recovery systems.*

(13) *"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.*

(14) *"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:*

(a) *Costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;*

(b) *Costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;*

(c) *Dry hole contributions and bottom hole contributions;*

(d) *Costs of drilling and equipping exploratory wells; and*

(e) *Costs of drilling exploratory type stratigraphic test wells.*

(15) *"Service wells," means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.*

(16) *Tables may not add due to rounding.*

(17) *The estimates of future net revenue presented in the tables do not represent fair market value.*

(18) *Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

(19) *Estimated abandonment costs related to existing producing wells have been taken into account by Sproule in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom.*

(20) *Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.*

(21) *The extended character of all factual data supplied to Sproule was accepted by Sproule as represented. No field inspection was conducted.*

CAPITAL STRUCTURE

The Corporation has authorized an unlimited number of voting common shares and an unlimited number of preferred shares. The preferred shares are issuable in series. Subject to the provisions of the Alberta Business Corporation Act the directors of Cordero may fix, from time to time, the designation rights, privileges, restrictions and conditions attaching to each series of preferred shares. At December 31, 2005 there were 29,724,789 common shares, nil preferred shares, 1,105,800 stock options, 725,900 performance shares and 1,916,376 performance warrants outstanding. For more information on Cordero's capital structure see notes 8 and 9 in the audited consolidated financial statements in Appendix B.

DIVIDENDS

Cordero has not declared or paid dividends on its voting common shares. Any decisions to pay dividends will be made by the board of directors on the basis of Cordero's earnings, financial requirements and other conditions existing at such future time.

INDUSTRY CONDITIONS AND RISK FACTORS

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls of regulations will affect the operations of Cordero in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Cordero is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Prices and Marketing – Oil, Natural Gas and Associated Products

In the provinces of Alberta and British Columbia, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality, heating value and locational differentials. While these indices tend to track industry reference prices (ie. Price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

North American Free Trade Agreement

The North American Free Trade Agreement (NAFTA) among the governments of Canada, United States of America and Mexico, became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas (including CBM) production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The purpose of the program is to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas (including CBM) is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit (ARTC) program. The ARTC rate is based on a price sensitive formula and in the current price environment is 25% of a maximum of $2,000,000 of Alberta Crown royalties. The rate is established quarterly based on the average "par price" as determined by the Alberta Department of Energy for the pervious quarterly period. Crown royalties on production from wells acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. As a result, the production from Cordero's wells acquired in the plan of arrangement are not eligible.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Cordero to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas (including CBM) located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated. For information on risk factors specific to coalbed methane land tenure see management's discussion and analysis in Appendix A.

Environmental Regulation
The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (AEPEA), which came into force on September 1, 1993. The AEPEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. Cordero is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Cordero also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Risk Factors

Risk factors are described in the management's discussion and analysis in Appendix A.

SELECTED FINANCIAL INFORMATION

The following table summarizes certain annual financial information relating to the Company:

($000s except per share and unit amounts)	December 31, 2005[1]
Gross Oil and natural gas revenue	22,431
Net earnings	4,526
Per share - basic	0.17
Per share – diluted	0.16
Cash flow from operations [2]	13,884
Per share – basic	0.52
Per share – diluted	0.48
Net capital expenditures	41,617
Net debt and working capital deficiency	4,068
Total assets	104,923
Total long-term liabilities	7,318
Shareholders equity	77,334

(1) Represents period from commencement of operations on April 29, 2005 to December 31, 2005.
(2) Cash flow is expressed before changes in non-cash working capital and does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are described in the Corporation's management discussion and analysis in Appendix A.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange and trade under the symbol "COR".

		Trading Price Per Share ($)	
2005	**Trading Volume (000s)**	**High**	**Low**
May	3,217	4.80	3.51
June	1,045	5.48	4.25
July	742	5.80	4.80
August	1,060	5.90	5.31
September	2,375	6.50	5.60
October	1,886	6.49	5.51
November	1,474	6.35	5.50
December	820	6.74	6.06
2006			
January	1,402	6.89	6.11
February	1,294	6.89	5.60
March (up to March 2, 2006)	37	6.40	6.00

At the Company's inception, 725,900 performance shares were issued for a price of $0.01/share. One-third of the performance shares will automatically convert into Cordero common shares, on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such a date. The number of Cordero common shares that will be issued for each performance share is based on a specified formula.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, positions held with the Corporation and principal occupations of the directors of Cordero Energy are as follows. The term of office of each director will expire at the next annual meeting of the Company, unless his office is earlier vacated.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
Brian K. Lemke Executive Chairman and Director Calgary, Alberta	April 2005	Brian Lemke was President and Chief Executive Officer of Resolute Energy Inc. from November 2002 to April 2005 prior to which he was Executive Vice President of the company. Formerly Mr. Lemke was Chief Financial Officer of Crestar Energy Inc., and Chief Financial Officer of HCO Energy Ltd. He is a current director of Laricina Energy Ltd. and the Calgary YMCA. Mr. Lemke is a Chartered Accountant and holds a Bachelor of Science in Biology from the University of Calgary.
Donald P. Driscoll [1][3] Director Calgary, Alberta	August 2005	Donald Driscoll was Director, President and Chief Executive Officer of NAL Oil & Gas Trust from 1996 until May 2005. He served on the Board of Resolute Energy Inc until its sale in April 2005. Mr. Driscoll holds a Bachelor of Science in Physics from St. Francis Xavier University and an MBA from the University of Western Ontario.
David V. Elgie President and Chief Executive Officer and Director Calgary, Alberta	March 2005	David Elgie has 25 years of oil and gas experience, most recently as Executive Vice President and Chief Operating Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior to Resolute he held the position of Vice President Engineering and Chief Operating Officer of Southward Energy Ltd., and during his 14 years with Canadian Hunter Exploration Ltd. he held various exploration and production roles, including Vice President Acquisitions and Business Development at the time of the company's sale in 2001. Mr. Elgie is the former Chairman of the Canadian Section of the Society of Petroleum Engineers and is presently a member of the Engineering Advisory Council for the University of Calgary. He has a degree in Chemical Engineering from the University of British Columbia and is a Professional Engineer.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
S. Barry Jackson (2)(3) Director Calgary, Alberta	April 2005	Barry Jackson serves on the boards of Nexen Inc., TransCanada Pipelines Limited and Laricina Energy Ltd. and was Chairman of the Board of Resolute Energy Inc. from its inception in December 2001 until April 2005. Mr. Jackson was President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000. Prior to Crestar he was President and Chief Operating Officer of Northstar Energy Corporation. Mr. Jackson has a Bachelor of Science degree (Engineering) from the University of Calgary and is a Professional Engineer.
Douglas G. Manner (1)(2) Director Dallas, Texas	April 2005	Douglas Manner is Vice President and Chief Operating Officer of Westside Energy Corporation. Previous positions include Senior Vice-President and Chief Operating Officer of Kosmos Energy LLC, President and Chief Operating Officer of Whitestone Energy LLC; Chairman and Chief Executive Officer of Bellwether Exploration, and Chief Operating Officer of Gulf Canada Resources Limited. His career began as an Operations Reservoir Engineer at Amoco Production Company where he later became District Manager. In 1981, Mr. Manner joined Ryder Scott Petroleum Engineers as a consulting reservoir engineer. In 1995, as Senior Vice-President, he established a branch office in Calgary. Mr. Manner is a former board member of Resolute Energy Inc. and a current board member of Zenas Energy Corp. He holds a Bachelor of Science degree (Mechanical Engineering) from Rice University.
Robert R. Rooney (2)(3) Director Calgary, Alberta	April 2005	Mr. Rooney is a director of several public and private corporations, including Zenas Energy Corp., Temple Energy Inc., Ferus Trust and most recently, Resolute Energy Inc and Blizzard Energy Inc. Until November 2005 Robert Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and where he led the firm's Energy and Natural Resources practice group. His activities involved international and Canadian acquisitions and dispositions of oil, natural gas and other mineral assets as well as mergers and acquisitions. His practice also included financings, corporate reorganizations, power projects, and the negotiation and preparation of contracts relating to mineral exploration, development, product operations and commodity sales. Mr. Rooney has been rated by LEXPERT as one of Canada's leading corporate commercial lawyers, and by Chambers Global, Who's Who Legal and In Brief as one of the world's leading energy transactional lawyers.
Jeffrey T. Smith (1)(2) Director Calgary, Alberta	April 2005	Jeffrey Smith has over 30 years of experience in the Canadian oil and gas industry and is currently an independent businessman and investor. Prior to 1998, Mr. Smith was Chief Operating Officer of Northstar Energy Corporation where he held various senior positions over a ten-year period. He is a director of Compton Petroleum Corporation, Provident Energy Trust and Segue Energy Corporation. He was previously a director of Resolute Energy Inc., Tethys Energy Inc., Beau Canada Exploration Ltd. and Maxx Petroleum Ltd. Mr. Smith has an Honours Bachelor of Science degree (Geology) from the University of Ottawa. He is a member of the Canadian Society of Petroleum Geologists and the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.
Philip C. Swift (1)(3) Director Calgary, Alberta	April 2005	Philip Swift is Co-Chairman and Director of ARC Financial Corporation, and was founder of ARC in 1989. He is a recognized leading oil and gas investment expert in Canada. Prior to ARC, Mr. Swift held positions for six years with other Canadian investment dealers and has seven years of additional experience in resource industries. Mr. Swift has served on the Board of Directors for numerous public and private companies including Resolute Energy Inc. Mr. Swift has a Masters of Business Administration and a Bachelor of Science (Math) from the University of British Columbia.

(1) Member of the Audit and Finance Committee
(2) Member of the Technical Committee
(3) Member of the Human Resources and Governance Committee

Officers

Name, Present Office Held and Municipality of Residence	Officer Since	Five Year History of Principal Occupations
David V. Elgie President and Chief Executive Officer Calgary, Alberta	March 2005	See table under "Directors and Officers - Directors".
C. Dean Setoguchi Vice President and Chief Financial Officer Calgary, Alberta	April 2005	Dean Setoguchi has 17 years of experience in the oil and gas industry, most recently as President and Chief Financial Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior positions include: Vice President Finance of Bow Valley Energy Ltd. from October 2001 to July 2003; Vice President Finance of Courage Energy Inc. from August 2000 to October 2001; and Vice President and Chief Financial Officer of Torex Resources Inc. Mr. Setoguchi holds a Bachelor of Management degree from the University of Lethbridge and is a Chartered Accountant. Mr. Setoguchi serves on the Board of Governors for the University of Lethbridge.
Richard W. Gleasure Vice President, Engineering and Chief Operating Officer Calgary, Alberta	April 2005	Richard Gleasure has 20 years of experience in the oil and gas industry, most recently as General Manager of Production Operations of Resolute Energy Inc. He was previously Production Operations Manager with Burlington Resources Canada and held various positions at Canadian Hunter Exploration Ltd., including Senior Exploitation Engineer. Mr. Gleasure has a BASc and MASc in Chemical Engineering from the University of Toronto and is a Professional Engineer.
Brian K. Lemke Executive Chairman Calgary, Alberta	April 2005	See table under "Directors and Officers - Directors".

As at March 2, 2006, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,338,368 common shares, which represented approximately 11% of the outstanding common shares.

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company in Calgary, Alberta is the transfer agent and registrar of the common shares.

INTERESTS OF EXPERTS

Sproule Associates Lt. prepared the reserve estimates at December 31, 2005. Neither Sproule nor its shareholders as a group own more than 1% of Cordero's outstanding common shares.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of Cordero's securities and options to purchase securities is contained in the Information Circular dated March 6, 2006. Additional information is provided in the Corporation's audited consolidated financial statements (see Appendix B) and management's discussion and analysis (see Appendix A) for the period ended December 31, 2005.

Copies of the documents referred to above may be obtained upon request from the Chief Financial Officer, provided that, if the request is made by a person who is not a shareholder of the Corporation, payment of a reasonable charge for such copies may be required.

APPENDIX A

Management's Discussion and Analysis

February 17, 2006

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Information presented in the Management's Discussion and Analysis (MD&A) under the following headings represents operations for the respective periods as follows:

Heading	Represents operations for:
2005	**The 246-day period April 30, 2005 to December 31, 2005**
Q4	**The 92-day quarter ended December 31, 2005**
Q3	**The 92-day quarter ended September 30, 2005**
Q2	**The 62-day period April 30, 2005 to June 30, 2005**

Amounts presented on a daily basis are calculated based on the number of days in the respective periods. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the three months and period ended December 31, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The forward-looking statements contained herein are as of February 17, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow from operations, which is expressed before asset retirement expenditures and changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Cash flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2005 Overview

Selected Quarterly Information

	2005		
	Q4	**Q3**	**Q2**[(1)]
Production			
Natural gas (mmcf/d)	**12.1**	8.5	6.6
Oil and natural gas liquids (bbls/d)	**21**	1	1
Barrels of oil equivalent (boe/d)	**2,039**	1,421	1,103
Financial ($000s except as indicated)			
Petroleum and natural gas revenue	**12,637**	6,919	2,875
Revenue net of royalties	**10,029**	5,710	2,359
Cash flow from operations	**8,175**	4,268	1,440
Per share basic ($)	**0.29**	0.16	0.06
Per share diluted ($)	**0.27**	0.15	0.06
Net earnings	**3,453**	1,057	16
Per share basic ($)	**0.12**	0.04	-
Per share diluted ($)	**0.11**	0.04	-
Total assets	**104,923**	67,316	65,656
Net capital expenditures	**24,788**	11,610	5,219
Net debt and working capital (deficiency)	**(4,068)**	(121)	7,176
Total long-term debt	**3,623**	1,322	-
Shares outstanding (000s)	**29,725**	27,125	27,125
Per unit information			
Natural gas ($/mcf)	**11.22**	8.82	7.12
Oil and natural gas liquids ($/bbl)	**70.12**	51.13	41.40
Oil equivalent ($/boe)	**67.38**	52.93	42.73
Operating netback ($/boe)	**46.82**	36.57	27.40
Net wells drilled			
Natural gas	**36.6**	-	7.4
Oil	**1.0**	-	-
Dry	**1.0**	-	-
Total	**38.6**	-	7.4
Net success rate (%)	**97**	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2[1] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d. With the drilling of 7.4 net wells, tie-in of 15.3 net wells and addition of compression equipment up to June 30, 2005, production averaged 1,103 boe/d for the 62-day period. Cash flow for the quarter was $1.4 million. Net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Stock-based compensation expense represented the provision for start-up compensation arrangements which included 1.9 million performance warrants, 0.7 million performance shares and 1.0 million stock options of which 115,000 options granted to independent directors vested immediately. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. In June, the Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. In conjunction with the second financing, the initial capital budget of $18-24 million for the period April 30, 2005 to December 31, 2005 was increased to $28-30 million. Upon start-up, the Company obtained a $12.0 million credit facility with a major Canadian chartered bank.

Q3 – Cash flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower cash costs relative to the increasing operations. With higher cash flow and operating income, stock-based compensation expense did not have such a significant effect on the future income tax rate as it did in the previous period. The Company did not drill any wells during the quarter, focusing its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The capital budget was further increased to $44.0 million for the period April 30, 2005 to December 31, 2005 and accordingly the Company expanded its $12.0 million credit facility to $25.0 million.

Q4 – Quarterly financial results of $8.2 million in cash flow and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. The high commodity price environment contributed to Cordero's average realized price of $11.22/mcf for its natural gas production. Unit costs continued to decrease with operating costs of $5.27/boe for the quarter compared to $6.53/boe for the period ended June 30, 2005. G&A expenses declined to $2.64/boe for the quarter from $5.29/boe for the period ended June 30, 2005. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. In November, Cordero completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million and the Company entered 2006 in a strong financial position with net debt and working capital deficiency of $4.1 million and an unutilized $25.0 million credit facility.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

2005 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2005, to the initial guidance provided in August 2005 and the revised guidance in November 2005:

		Guidance August 2005 Range		Guidance November 2005 Range	
	Actual	**Low**	**High**	**Low**	**High**
Average production - natural gas (boe/d)	1,574	1,400	1,600	1,475	1,550
Exit production (boe/d)[1]	2,388	2,000	2,000	2,000	2,300
Royalties (% of revenue)	19.3	18.5	19.5	17.5	18.5
Transportation ($/boe)	1.32	1.17	1.20	1.30	1.40
Operating ($/boe)	5.67	6.20	6.50	5.75	6.25
General and administrative ($/boe)	3.52	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	41.6	28.0	30.0	44.0	46.0

(1) Represents average production volumes for December 2005.

Average and exit production volumes exceeded the high end of management's expectations resulting from both excellent production performance from the Horseshoe Canyon and Belly River drilling program and timely tie-in of wells and installation of compression equipment. The royalty rate was slightly higher than anticipated due to the higher average royalty rate on new wells added during the fourth quarter. Operating costs per boe were below the guidance range as a result of higher-than-expected production volumes. Transportation and general and administrative costs per boe were consistent with the November guidance. Actual capital expenditures were less than the minimum amount expected by management, the primary factor being adjustments to timing and scope of activities.

2006 Guidance & Sensitivities

	November 2005	
	Low	High
Average Production	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation ($/boe)	1.4	1.5
Operating ($/boe)	5.8	6.3
General and administrative ($/boe)	2.1	2.4
Capital expenditures ($ million)	50.0	55.0

Cordero released its initial 2006 guidance on November 10, 2005 as disclosed in the above table. The Company plans to continue with its development of Malmo based on continued success to date. Approximately $27 million of the 2006 budget has been allocated to the area to drill and tie-in 30-35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23-25 million has been allocated to drill 10-12 conventional exploration and development wells and acquire additional land and seismic.

The Company will re-evaluate its guidance based on results from fall and winter drilling.

Production

	2005	**Q4**	Q3	Q2
Natural gas (mcf/d)	**9,393**	**12,107**	8,520	6,616
Oil and NGLs (bbls/d)	**8**	**21**	1	1
Total (boe/d)	**1,574**	**2,039**	1,421	1,103

Daily production averaged 2,039 boe/d for the three months and 1,574 boe/d for the period ended December 31, 2005. At inception, April 30, 2005, the assets transferred to Cordero produced 683 boe/d. Volumes for the current quarter represent growth of 43% from third quarter production of 1,421 boe/d and 199% from inception.

During the period April 30, 2005 to December 31, 2005 Cordero drilled 42.0 net wells in Malmo, all successful. Production additions for Malmo in the fourth quarter are attributable to 22.2 net wells that were brought on-stream and installation of compression equipment.

The Company drilled 4.0 net wells in conjunction with its conventional exploration program, all during the fourth quarter. These efforts resulted in the Company's first oil well at Willesden Green, a gas well at Knopcik and two wells at Flatrock; one that is currently in the production-testing stage and one that was completed and subsequently abandoned.

Cordero's coalbed methane and Belly River development drilling program at Malmo will continue to play a significant role in expanding the Company's production and reserve base. To enhance future production potential, the Company's exploration team will continue to build strategic land base and prospect inventory. The number of exploration wells drilled in 2006 will depend on several factors including the success of initial wells in each of the Company's exploration areas. Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	2005	Q4	Q3	Q2
Natural gas	**22,292**	**12,503**	6,915	2,874
Oil and NGLs	**139**	**134**	4	1
Total	**22,431**	**12,637**	6,919	2,875

Prices and Marketing Benchmark prices:	2005	Q4	Q3	Q2
AECO natural gas ($/mmbtu)	**9.59**	**11.43**	9.37	7.17
WTI oil (USD$/bbl)	**59.50**	**60.02**	63.19	53.20
CDN/USD foreign exchange rate	**0.832**	**0.852**	0.833	0.801
WTI oil (CDN equivalent $/bbl)	**71.50**	**70.42**	75.89	66.38
Edmonton Light ($/bbl)	**71.76**	**71.17**	76.51	65.52

Average Sale Price	2005	Q4	Q3	Q2
Natural gas ($/mcf)	**9.69**	**11.22**	8.82	7.12
Oil and NGLs ($/bbl)	**69.11**	**70.12**	51.13	41.40
Total ($/boe)	**58.18**	**67.38**	52.93	42.73

Petroleum and natural gas revenue of $12.6 million for the three months ended December 31, 2005 was up 83% over prior quarter revenue of $6.9 million. For the period ended December 31, 2005, revenue was $22.4 million. The Company's quarterly average realized prices for its natural gas production rose steadily through the year to $11.22/mcf in the fourth quarter with an average of $9.69/mcf for the period ended December 31, 2005. Cordero's production from its only oil well, which came on-stream in December 2005, received an average price of $70.12/bbl. Cordero's natural gas price is highly-correlated with the AECO daily index as approximately 80-85% of production is sold at daily spot prices with the remaining production dedicated to an aggregator contract. The AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended December 31, 2005. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

	2005	Q4	Q3	Q2
Crown	**3,594**	**2,206**	1,001	388
Freehold, GORR	**804**	**467**	208	128
ARTC	**(65)**	**(65)**	-	-
Total royalties	**4,333**	**2,608**	1,209	516

Average Royalty Rates (average % of total sales)				
Crown	**16.0**	**17.5**	14.5	13.5
Freehold, GORR	**3.6**	**3.7**	3.1	4.5
ARTC	**(0.3)**	**(0.6)**	-	-
Total royalties	**19.3**	**20.6**	17.6	18.0

For the three months ended December 31, 2005, royalties were $2.6 million and 20.6% of revenue. For the period ended December 31, 2005, royalties were $4.3 million with a royalty rate of 19.3%. In the month of November, the Company's realized price for natural gas was less than the Alberta reference price, inflating Crown royalties as a percentage of revenue. Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC) and substantially all Crown royalties for the period ended December 31, 2005 are associated with production from wells drilled prior to the Company's inception.

Royalty rates in subsequent periods may also fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

($000s, except per boe)	2005	Q4	Q3	Q2
Operating expense (gross)	**2,547**	**1,201**	894	452
Processing income	**(362)**	**(213)**	(136)	(13)
Operating expense (net, as reported)	**2,185**	**988**	758	439
Operating expense per boe (net)	**5.67**	**5.27**	5.80	6.53

As producing wells were added, total net operating expenses increased each reporting period to almost $1.0 million for the quarter ended December 31, 2005 for a total of $2.2 million to date. As a result of the incremental production volumes, operating expenses per boe declined by 19% from the period ended June 30, 2005 to the fourth quarter; from $6.53/boe to $5.27/boe. The average for the period ended December 31, 2005 was $5.67/boe.

The Company expects the benefits of economies of scale to continue, however, not at the rapid rate experienced in 2005. Future offsetting increases are anticipated with the escalating cost of field supplies and services and the addition of conventional wells to the Company's production profile. These factors, along with the level of ownership in gathering and processing facilities, will ultimately determine future operating expenses.

Transportation Expenses

	2005	Q4	Q3	Q2
Transportation expenses - $000s	**508**	**260**	172	76
Transportation expenses - $/boe	**1.32**	**1.39**	1.31	1.13

Transportation expenses were $0.3 million or $1.39/boe for the fourth quarter of 2005 and $0.5 million or $1.32/boe for the period ended December 31, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and, if oil production increases in the future, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	2005	Q4	Q3	Q2
G&A expense (gross)	**3,127**	**1,240**	1,121	766
Overhead recoveries	**(489)**	**(268)**	(127)	(94)
	2,638	**972**	994	672
Allocated to capital projects	**(1,281)**	**(476)**	(489)	(316)
G&A expense	**1,357**	**496**	505	356
G&A expense per boe	**3.52**	**2.64**	3.86	5.29

G&A expense of $0.5 million for the fourth quarter is consistent with the previous quarter, but the incremental production volumes contributed to a decrease in unit costs of over $1.00/boe to $2.64/boe. G&A expense per boe is expected to decrease further as production levels increase.

G&A expense for the three months ended December 31, 2005 is reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from third parties of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expense allocated to capital projects represents salaries and other costs associated with property acquisition, exploration and development activities. The Company is currently utilizing a significant amount of its resources for its exploration program, resulting in a high proportion of costs capitalized. The proportion of G&A expense allocated to capital in future periods will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense was $0.3 million for the three months ended December 31, 2005 and $1.1 million for the period ended December 31, 2005. This expense represents the fair value of the Company's stock options, performance warrants and performance shares, amortized over the respective vesting periods. The expense for the period ended December 31, 2005 includes provision for 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements that vested immediately upon grant. Of these stock options, 115,000 were granted in the period ended June 30, 2005 and 20,000 in the third quarter of 2005.

Depletion, Depreciation and Amortization (DD&A)

	2005	Q4	Q3	Q2
Depletion, depreciation and amortization – $000s	**5,344**	**2,552**	1,943	849
Depletion, depreciation and amortization – $/boe	**13.86**	**13.61**	14.87	12.62

The assets transferred to Cordero in the plan of arrangement represent approximately one-third of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves.

For the three months ended December 31, 2005, DD&A expense totaled $2.6 million or $13.61/boe and for the period ended December 31, 2005 was $5.3 million or $13.86/boe. Total costs subject to depletion and depreciation include $38.7 million relating to estimated future development costs for proved reserves. Excluded from the depletable base is $12.0 million related to unproved properties and $1.2 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities. DD&A per boe increased from the period ended June 30, 2005 to the third quarter due to an upward adjustment for estimated future capital costs. In the fourth quarter, the significant addition of proved reserves relative to the capital expenditures and future capital additions resulted in a decline of $1.26/boe. Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	2005	Q4	Q3	Q2
Accretion – $000s	**92**	**38**	34	20
Accretion – $/boe	**0.24**	**0.20**	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1.3 million associated with the assets transferred to Cordero. The liability has increased with the wells drilled and facilities added to the end of 2005 and accretion expense will continue to increase with the growing obligation.

Income Taxes

Current income tax expense of $77,000 for the three months and $94,000 for the period ended December 31, 2005 represents Large Corporation Tax (LCT). Presently the Company does not expect to pay current taxes other than LCT in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense for the current quarter was $1.8 million and for the period to date was $2.9 million. Cordero's future tax rate is partially a function of the non-deductible, stock-based compensation expense relative to earnings before taxes and was unusually high in the Company's first reporting period due to start-up compensation arrangements. For the three months ended and the period ended December 2005, the future tax rates were 34% and 38% respectively.

Estimated income tax pools available at January 1, 2006 are as follows:

	Annual Deduction Available (%)	($000s)
Canadian oil and gas property expenses	10	51,296
Canadian development expenses	30	11,561
Canadian exploration expenses	100	5,222
Undepreciated capital costs	25	32,426
Financing costs	20	1,489
Other	10	44
		102,038

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	2005	Q4	Q3	Q2
Sales price	**58.18**	**67.38**	52.93	42.73
Royalties	**(11.23)**	**(13.90)**	(9.25)	(7.67)
Transportation costs	**(1.32)**	**(1.39)**	(1.31)	(1.13)
Operating expenses	**(5.67)**	**(5.27)**	(5.80)	(6.53)
Operating netback	**39.96**	**46.82**	36.57	27.40
G&A	**(3.52)**	**(2.64)**	(3.86)	(5.29)
Interest (net)	**(0.18)**	**(0.19)**	0.04	(0.60)
Current income taxes	**(0.24)**	**(0.41)**	(0.08)	(0.10)
Corporate netback	**36.02**	**43.58**	32.67	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value. Quarterly capital additions are as follows:

($000s)	2005	Q4	Q3	Q2
Land and lease retention	**4,321**	**2,530**	1,742	49
Geological and geophysical	**3,227**	**1,879**	1,101	247
Drilling and completions	**16,678**	**11,978**	2,966	1,734
Facilities and equipment	**15,555**	**7,803**	4,877	2,875
Property acquisitions	**753**	**-**	256	497
Other	**2,298**	**841**	681	776
Total capital expenditures	**42,832**	**25,031**	11,623	6,178
Purchase price adjustment	**14,545**	**300**	1,273	12,973
Dispositions	**(1,215)**	**(243)**	(13)	(959)
Net capital expenditures	**56,162**	**25,088**	12,883	18,192

In June 2005, upon completion of financing for $14.0 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. In October 2005, the Company further increased the budget to $44.0 million for the same period. Actual expenditures have varied from budget primarily due to adjustments in the timing and scope of activities. Disregarding the purchase price adjustment, capital expenditures for the fourth quarter of 2005 were $24.8 million and for the period ended December 31, 2005 were $41.6 million.

During the quarter ended December 31, 2005, the Company drilled 38.6 net wells and performed completion work on 44 wells, resulting in drilling and completion expenditures of almost $12.0 million. Facilities and equipment totaled $7.8 million for the three months ended December 31, 2005 and was comprised of tie-in activities for 21.2 net wells and the purchase and installment of approximately 2,275 hp of compression equipment. In relation to the exploration program, Cordero incurred $1.9 million for seismic and $2.5 million for undeveloped acreage in the three month period ended December 31, 2005.

The 2006 capital budget is currently set at $50-55 million, approximately half of it dedicated to further development of the Company's Malmo interests. The remaining funds are allocated to the exploration program with the intent of capitalizing on the economic potential of land interests currently held as well as acquiring seismic data and acreage to facilitate future growth opportunities.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, arrangement warrants were exercised for 1.9 million common shares for gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the performance warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million.

In conjunction with the increased capital budget in October 2005, the Company expanded its $12.0 million credit facility to $25.0 million. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets. Cordero expects the facility to be further expanded as reserves and production volumes grow.

On November 29, 2005, Cordero completed a private placement of 2.6 million common shares, on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

During the period ended December 31, 2005, the Company entered into three sale-leaseback transactions with a third party for the construction, sale and use of compression equipment at Malmo. The total undiscounted lease obligation was $5.1 million at December 31, 2005 and all three leases have ten-year terms. The Company is expected to have similar transactions with this party for additional compressors in the future.

During the fourth quarter, capital expenditures were funded through internally-generated cash flow and funds from the November private placement. The Company anticipates significant capital expenditures for future acquisition, exploration, development and production of oil and natural gas reserves and expects to finance the 2006 capital program through a combination of existing cash reserves, internally-generated cash flow, debt, or if necessary and on favourable terms, disposition of non-strategic properties or equity issues. Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at December 31, 2005 as summarized below:

Contractual Obligations ($000s)	**Total**	**<1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Operating lease obligations	986	303	654	29	-
Capital lease obligations	5,142	670	1,241	1,108	2,123
Total contractual obligations	6,128	973	1,895	1,137	2,123

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	**February 17, 2006**	**December 31, 2005**
Common shares	29,725	29,725
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,139	1,106
Total	33,506	33,473

Share Trading Information

	2005
Trading volume (000s)	12,618
Daily average (000s)	76
Trading value ($000s)	69,095
Share price ($/share)	
High	6.74
Low	3.51
Average	5.48
Market capitalization – December 31, 2005	
Shares outstanding (000s)	29,725
Year-end share price ($/share)	6.50
Total ($000s)	193,213

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves

Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense

In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test

The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations

The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense

Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes
The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Accounting Standards and Changes in Accounting Standards

Accounting Policies Effective 2005

Leases
On December 9, 2004, the Emerging Issues Committee issued EIC-150, *Determining Whether an Arrangement Contains a Lease*, to provide guidance for determining whether certain arrangements are, or contain, leases that are within the scope of CICA Handbook Section 3065, *Leases*. The effective date for this Abstract was the entity's next reporting period beginning after December 9, 2004.

Cordero has an agreement with a third party for the use of processing and gathering facilities as well as the construction, sale and use of compression equipment. Under the terms of this agreement, the Company participated in three sale-leaseback transactions during the period ended December 31, 2005. This agreement was evaluated under EIC-150 and the agreement itself, as well as the individual leaseback transactions, classified in accordance with Section 3065.

New Standards in 2006 and 2007

Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Company has not assessed the future impact these sections will have on the financial statements.

Disclosure Controls and Procedures Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Cordero's disclosure controls and procedures as defined in *Multilateral Instrument 52-109* of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Risk Factors

Exploration, Development and Production Risks
The long-term success of Cordero will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Cordero will be able to locate satisfactory properties for acquisition or participation or that the Corporation's expenditures on future exploration will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to accurately project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If acquisitions or participations are identified, Cordero may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the costs of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation and gathering capacity or other geological and mechanical conditions. As well, approved activities may be subject to limited access windows for various reasons which may subject projects to significant delays. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The nature of oil and gas operations exposes Cordero to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Coalbed Methane (CBM)

CBM development in Canada is currently in the early stages and, as a result, the future of CBM in Alberta is not certain. Each coalbed basin in the world has proved to have its own unique set of risks and challenges. For Cordero, the lack of industry-wide production history within the Horseshoe Canyon formation, where Cordero's interests lie, is the most significant challenge. Although Cordero's production test rate results to date are encouraging, full commercial development requires a significant capital commitment and the production profile for the zones that Cordero is producing from is still uncertain. Other risks include uncertainty of title to coalbed gas and environmental issues, specifically public and landowner concerns related to water production, well density, and noise. Cordero has performed the necessary legal procedures to obtain certification of its rights to the natural gas produced from its CBM landholdings and focuses a significant amount of effort on minimizing surface disturbance and noise through directional drilling and effective alignment of roads and pipelines. The Corporation does not anticipate a significant amount of water production with its CBM production but it remains an operating risk that could affect production performance. To the extent that it is required, there are numerous conservational water disposal options such as treating and sub-surface disposal. Well spacing will be dependent on regulatory approval, drilling and well completion methodology, access restrictions and economics.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Prices received and marketability of oil and natural gas (including CBM) acquired or discovered by Cordero are determined by factors beyond the control of Cordero, principally world demand and supply. World prices for oil and natural gas have fluctuated significantly in recent years, reaching all-time highs in 2005. Any material declines in prices could result in a reduction of net production revenue. Cordero's revenue may also be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cordero. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cordero's oil and gas reserves. The Corporation may choose not to produce from certain wells at lower prices.

All of these factors could result in a material decrease in Cordero's future net production revenue causing a reduction in its exploration, acquisition and development activities. In addition, bank borrowings available to Cordero are expected to be determined in part by the borrowing base of Cordero. A sustained material decline in prices from historical average prices could limit the Corporation's borrowing base, therefore reducing the bank credit available to Cordero and perhaps requiring that a portion of any existing bank debt of Cordero be repaid.

To earn production revenue, Cordero must establish markets for its oil and natural gas and successfully market its production to prospective buyers. The ability of Cordero to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cordero will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities as well as operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Competition

The oil and natural gas industry is very competitive for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Specific to Cordero's operations is the intense competition for land in the narrow and prolific Horseshoe Canyon fairway. Drilling rigs, service rigs and compression equipment are critical to maintaining the Company's exploration and development plan and, during periods of high industry activity, Cordero may not have access to the equipment required or qualified individuals to operate or install the equipment. Many of Cordero's competitors have significantly greater financial resources than Cordero and include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of Cordero's customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. Cordero's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement
Cordero's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Cordero successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cordero may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Cordero's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Capital Requirements and Financial Resources
Cordero anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. For growth-oriented oil and gas companies, such expenditures are typically well in excess of available cash flow from operations, requiring financing from incremental debt or equity sources or from the sale of properties. If Cordero's revenues or reserves decline, Cordero may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these capital or other corporate requirements or, if debt or equity financing is available, that it will be on terms acceptable to Cordero. Furthermore, future activities may require Cordero to alter its capitalization significantly. The inability of Cordero to access sufficient capital for its operations could have a material adverse effect on Cordero's financial condition, results of operations or prospects.

Cordero's lenders have been provided with security over substantially all of the assets of the Corporation. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would first go to satisfy amounts owed to Cordero's lenders and only the remainder would be available to the Corporation.

Acquisitions
Cordero may enter into transactions to acquire assets or the share of other corporations. These activities and transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither Cordero's articles nor its by-laws limit the amount of indebtedness that Cordero may incur. The level of Cordero's indebtedness from time to time could impair Cordero's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise, resulting in missed acquisition opportunities and reduced or terminated operations.

Assessment of Value of Acquisitions
Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Cordero's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cordero's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cordero uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cordero. Any such instance may offset the return on and value of the Cordero common shares. Material environmental, contractual and other deficiencies may be discovered following an acquisition that could significantly negatively affect the value of the acquisition to Cordero.

Insurance
Cordero's involvement in the exploration for and development of oil and gas properties may expose the Corporation to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cordero has obtained insurance to address such risks, such policies have limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cordero may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cordero. The occurrence of a

significant event that Cordero is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cordero's financial position, results of operations or prospects.

Environmental Risks
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cordero to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cordero's financial condition, results of operations or prospects.

Currently, CBM operations are subject to the same provincial and federal wildlife and environmental laws as conventional land gas operations, with the exception of some CBM-specific regulations in British Columbia. However, as CBM development grows in Canada, Cordero's future operations may be governed by more CBM-specific federal and provincial regulations.

Kyoto Protocol
Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses" between 2008 and 2012. Cordero's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Cordero to legislation in Canada regulating emissions of greenhouse gasses. The Government of Canada has launched Project Green with an updated climate change plan: *"Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment"*. This plan applies to various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those contained in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cordero's operations and facilities. The direct and indirect costs of complying with these emission regulations may adversely affect the business of Cordero.

Reliance on Operators and Key Employees
To the extent Cordero is not the operator of its oil and gas properties, Cordero will be dependent on such operators for the timing of activities and administration related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cordero will be largely dependent upon the performance of its management and key employees. Cordero does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cordero.

Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to Cordero or to the operators, and the delays by operators in remitting payment to Cordero, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products and services, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cordero in a given period and expose Cordero to additional third party credit risks.

Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As well, environmental legislation limits the ability to perform construction activities when ground conditions are considered unsuitable. Also, certain oil and gas producing properties are located in areas that are inaccessible during non-winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and declines in the demand for the goods and services of Cordero.

Permits and Licenses
The operations of Cordero may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain and maintain all necessary licenses and permits that may be required to carry out exploration, development and production operations at its projects.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Cordero which could result in a reduction of the revenue by Cordero.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cordero is not aware that any claims have been made in respect of the Corporation's properties; however, if a claim arose and was successful, it could have an adverse effect on Cordero and its operations.

Changes in Legislation
The return on an investment in securities of Cordero is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cordero or the holding and disposing of securities of Cordero.

Corporate Matters
Cordero does not anticipate the payment of any dividends on the Cordero common shares for the foreseeable future. Certain of the directors and officers of Cordero are also directors and officers of other oil and gas companies involved in natural resource exploration and development and conflicts of interest may arise between their duties as officers and directors of Cordero and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Alberta Business Corporations Act.

Dilution
Cordero may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cordero which may be dilutive.

Borrowing
Cordero's lenders will be provided with security over substantially all of the assets of Cordero. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Cordero's lenders and other creditors and only the remainder, if any, would be available to Cordero.

Third Party Credit Risk
Cordero is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cordero, such failures could have a material adverse effect on Cordero and its cash flow from operations.

Income Taxes
The Corporation will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Cordero, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

APPENDIX B

Audited Financial Statements and Notes as at and for the Period Ended December 31, 2005

Management's Report

Management has prepared the accompanying consolidated financial statements of Cordero Energy Inc. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout the annual report and annual information form is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable accounting records are produced for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit and Finance Committee, which is composed of non-management directors. The Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit and Finance Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board has approved the consolidated financial statements for issuance to the shareholders.



David V. Elgie
President and chief Executive Officer
February 10, 2006



C. Dean Setoguchi
Vice President and chief Financial Officer
February 10, 2006

Auditors' Report

To the Shareholders of Cordero Energy Inc.:

We have audited the consolidated balance sheet of Cordero Energy Inc. as at December 31, 2005 and the consolidated statement of operations and retained earnings and cash flow for the period from the commencement of operations on April 30, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from the commencement of operations on April 30, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.



Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
February 10, 2006

Consolidated Balance Sheet

($000s)	As at December 31, 2005
Assets	
Current	
Cash and cash equivalents	11,027
Accounts receivable	8,799
	19,826
Petroleum and natural gas interests (note 3 and 4)	74,623
Future income tax asset (notes 3 and 11)	10,474
	104,923
Liabilities	
Current	
Accounts payable and accrued liabilities	19,825
Current portion of obligations under capital leases (note 6)	446
	20,271
Obligations under capital leases (note 6)	3,623
Asset retirement obligations (note 7)	3,695
Shareholders' equity	
Share capital (notes 8 and 9)	71,747
Contributed surplus (note 9)	1,061
Retained earnings	4,526
	77,334
	104,923

See accompanying notes.

On behalf of the Board





S. Barry Jackson
Director

Philip C. Swift
Director

Consolidated Statement of Operations and Retained Earnings

($000s, except per share amounts)	Period Ended December 31, 2005[1]
Revenue	
Gross oil and natural gas revenue	22,431
Royalties	(4,333)
	18,098
Expenses	
Operating	2,185
Transportation	508
General and administrative	1,357
Interest, net (notes 5 and 6)	70
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Stock-based compensation (note 9)	1,061
	10,617
Earnings before income taxes	7,481
Income taxes (note 11)	
Current income taxes	94
Future income taxes	2,861
	2,955
Net earnings	4,526
Retained earnings, beginning of period	-
Retained earnings, end of period	4,526
Net earnings per share (note 10)	
Basic	0.17
Diluted	0.16

(1) *These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.*

See accompanying notes.

Consolidated Statement of Cash Flows

($000s)	Period Ended December 31, 2005[1]
Cash flows from the following:	
Operating activities	
Net earnings	4,526
Items not affecting cash	
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Future income taxes (note 11)	2,861
Stock-based compensation (note 9)	1,061
Cash flow from operations	13,884
Asset retirement obligation expenditures (note 7)	(5)
Changes in non-cash working capital (note 12)	(859)
	13,020
Financing activities	
Issue of common shares and performance shares (note 8)	39,879
Share issue costs	(1,754)
Proceeds from sale-lease back transactions (note 6)	4,239
Repayment of capital lease obligations	(80)
	42,284
Investing activities	
Purchase of petroleum and natural gas interests (note 3)	(14,545)
Petroleum and natural gas expenditures	(42,832)
Disposition of petroleum and natural gas interests	1,215
Changes in non-cash working capital (note 12)	11,885
	(44,277)
Increase in cash	11,027
Cash, beginning of period	-
Cash, end of period	11,027

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Notes to Consolidated Financial Statements

For the period ended December 31, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. **Description of Business**

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (see note 3).

2. **Significant Accounting Policies and Basis of Presentation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) *Joint Venture Activities*

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) *Cash and Cash Equivalents*

Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) *Petroleum and Natural Gas Interests*

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations
The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*
Revenue is recognized when title passes to the customer.

(e) *Stock-Based Compensation Plans*
The Company has stock-based compensation plans described in note 9 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) *Accounting for Leases*
The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(g) *Income Taxes*
The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h) *Earnings per Share*
Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(i) *Measurement Uncertainty*
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Plan of Arrangement

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas interests to Cordero. In exchange, Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0942 Cordero common shares, exercisable for 30 days after the effective date of the plan of arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, the net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	Amount
Petroleum and natural gas interests	30,872
Undeveloped lands	5,210
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,569

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,545
	47,569

4. Petroleum and Natural Gas Interests

At December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 6)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2005, unproved properties of $12.0 million and other petroleum and natural gas assets of $1.2 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $1.3 million relating to petroleum and natural gas exploration and development activities for the period ended December 31, 2005.

Cordero performed a ceiling test calculation at December 31, 2005 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2006 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2005.

Year	WTI Oil (US$/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2006	60.81	0.86	70.07	11.58
2007	61.61	0.86	70.99	10.84
2008	54.60	0.86	62.73	8.95
2009	50.19	0.86	57.53	7.87
2010	47.76	0.86	54.65	7.57
2011	48.48	0.86	55.47	7.70
Escalate thereafter	1.5% per year		1.5% per year	1.5-1.7% per year

5. Revolving Credit Facility

The Company has a $25.0 million extendible revolving term credit facility. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $40.0 million first floating charge debenture over all the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate or banker's acceptances and LIBOR advances at LIBOR plus a stamping fee of 1.10%. No amount was outstanding at December 31, 2005.

6. Obligations Under Capital Leases

The Company has three capital leases for compression equipment at Malmo for a term of ten years. Future minimum lease payments are as follows:

Year	Amount
2006	670
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	5,148
Less amount representing interest at 5.18% to 5.91%	1,079
Present value of obligations under capital leases	4,069
Due within one year	446
Long-term portion of obligations under capital leases	3,623

Interest expense incurred on the obligations was $38,000 for the period ended December 31, 2005. Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its asset retirement obligations to be $3.7 million at December 31, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $8.7 million. Payments to settle asset retirement obligations will occur over the operating lives of the underlying assets, estimated to be from zero to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Period Ended December 31, 2005
Asset retirement obligations, beginning of period	-
Liabilities transferred upon plan of arrangement (note 3)	1,250
Liabilities incurred in period	1,673
Revisions to obligations	785
Liabilities settled during period	(5)
Dispositions	(100)
Accretion	92
Asset retirement obligations, end of period	3,695

8. Share Capital

(a) Authorized

At December 31, 2005, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	Number	Consideration
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Private placement, November 29, 2005	2,600,000	15,080
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	29,724,789	71,740

Of the 20.3 million arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (see note 3), 19.9 million were exercised for 1.9 million common shares and total gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million. On November 29, 2005, Cordero completed a private placement of 2.6 million common shares on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times $2.87 as at or after each respective anniversary date. As at December 31, 2005, the performance clauses of 1.5 and 2.0 times $2.87 have been met.

Performance Shares	Number	Consideration
Initial private placement	725,900	7
Balance, December 31, 2005	725,900	7

Each performance share was issued for a price of $0.01/share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. During the period ended December 31, 2005, 1.1 million stock options were granted of which 135,000 issued to independent directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the stock option plan is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

Stock options granted is equal to stock options outstanding as there were no exercises or forfeitures during the period ended December 31, 2005. The following table summarizes information about the Company's stock options granted and outstanding at December 31, 2005:

Exercise Price	Options Outstanding	Remaining Contractual Life (years)	Options Exercisable	Remaining Contractual Life (Years)
$4.43	672,000	4.37	-	-
$4.84	283,400	4.46	115,000	4.46
$5.51	93,400	4.62	20,000	4.62
$5.65	57,000	4.69	-	-
$4.43 - $5.65	1,105,800	4.43	135,000	4.48

The weighted-average exercise price of all options outstanding at December 31, 2005 was $4.69.

(b) *Share Appreciation Rights Plan*
The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise; or 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at December 31, 2005, no share appreciation rights had been granted.

(c) *Stock-Based Compensation*
The fair value of each stock option, performance warrant and performance share granted during the period ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	Performance Warrants	Performance Shares
Risk-free interest rate (%)	3.15	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.547	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Period Ended December 31, 2005
Weighted average basic	26,795,376
Dilutive securities	
Stock options	324,071
Performance warrants	1,045,553
Performance shares	814,177
Weighted average diluted	28,979,177

11. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended December 31, 2005
Earnings before income taxes	7,481
Expected income taxes at the statutory rate of 37.62%	2,814
Increase (decrease) resulting from:	
Non-deductible Crown charges	869
Resource allowance	(872)
Stock-based compensation	399
Canadian Large Corporate Tax	94
Income tax rate reduction	(348)
Other	(1)
Income Taxes	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2005
Petroleum and natural gas interests	8,701
Asset retirement obligations	1,242
Share issue costs	508
Other	23
	10,474

12. Statements of Cash Flows

Changes in non-cash working capital	Period Ended December 31, 2005
Accounts receivable	(8,799)
Accounts payable and accrued liabilities	19,825
Change in non-cash working capital relating to:	11,026
Operating activities	(859)
Investing activities	11,885

APPENDIX C

Form 51-101F3 *Report of Management and Directors on Reserves Data and Other Information*

Management of Cordero Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and
(ii) the related estimated future net revenue.

Sproule Associates Ltd. has evaluated the Company's reserves data. The report of the independent, qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Technical Review Committee of the board of directors of the Company has: (a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator; (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Review Committee, approved (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information; (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and (c) the content and filing of this report.

"signed" DAVID ELGIE
Chief Executive Officer

"signed" RICHARD GLEASURE
Vice President, Engineering & Chief Operating Officer

"signed" BRIAN LEMKE
Chairman of the Board of Directors

"signed" JEFF SMITH
Chairman of Technical Review Committee

APPENDIX D

Form 51-101F2 *Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor*

To the Board of Directors of Cordero Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2005. The reserves data consist of the following:
   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
   (ii) the related estimated future net revenue; and
   (b) (i) proved oil and gas reserve quantities were estimated as at December 31, 2005 using constant prices and costs; and
   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as of December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and Board of Directors.

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited ($M)	Evaluated ($M)	Reviewed ($M)	Total ($M)
Sproule Associates Limited	Evaluation of the P&NG reserves of Cordero Energy Inc., as of December 31, 2005, prepared December 2005 to February 2006	Canada	Nil	242,999	Nil	242,999

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:
"signed" R. Keith MacLeod, P. Eng.
Executive Vice-President,
Sproule Associates Limited

APPENDIX E

Audit and Finance Committee Information

Audit and Finance Committee Terms of Reference

Policy Statement

It is the policy of Cordero Energy Inc. (the "Corporation") to establish and maintain an Audit and Finance Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition

1. The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2. Each director appointed to the Committee by the Board shall be an outside director who is unrelated and "independent" as required under the applicable securities laws and the applicable rules of any stock exchange on which the securities of the Corporation are listed. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities, including without limitation Multilateral Instrument 52-110 (Audit Committees).

3. Each member of the Committee shall be "financially literate" as required under the applicable securities laws, including without limitation Multilateral Instrument 52-110 (Audit Committees). In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. If available, at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

Meetings

1. The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly financial statements and Management's discussion and analysis.

2. Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. A quorum for the transaction of business at a meeting of the Committee shall consist of two members of the Committee.

4. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.
5. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

6. Each of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer shall be invited to attend all meetings of the Committee and the Executive Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee upon the request of the Committee; subject, however, to the requirement that the Committee (i) hold regular in camera sessions of the members of the Committee, without management representatives present and (ii) meet with the external auditors independent of management at each meeting at which the external auditors are in attendance.

7. Minutes shall be kept of all meetings of the Committee.

Responsibilities

1. The Committee's primary duties and responsibilities are to:

   (a) review with management and the external auditors, and recommend to the Board for approval and release to shareholders, the financial statements of the Corporation, together with related reports to shareholders, Management Discussion and Analysis ("MD&A") of such financial statements and, when applicable, other public filings (such as prospectuses or annual information forms) containing financial disclosures;

   (b) review with the auditors and management, and monitor the management of, the principal risks that could impact the financial reporting of the Corporation;

   (c) review the framework of and periodically monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (d) monitor the independence and performance of the Corporation's external auditors;

   (e) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (f) approve the audit engagement and monitor the external audit process and results;

   (g) provide an avenue of communication among the external auditors, management and the Board;

   (h) review the implementation of and monitor an effective "whistle blowing" procedure to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

   (i) review the minutes of any Committee meetings of any subsidiary companies.

2. The Committee shall have the authority to:

   (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and staff of the Corporation, any affected party, contractors and consultants of the Corporation and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

   (c) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

   (d) to set and pay the compensation for any advisors employed by the Committee.

3. The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Committee shall:

   (a) review the audit plan with the Corporation's external auditors and with management and approve the engagement letter;

   (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review and evaluate any recommendations of the auditors and decide the appropriate course of action;

(g) review consistency of data reported on the financial statements, annual and quarterly reports and related public disclosure documents;

(h) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(i) consider and review with management:

 (i) all unadjusted errors identified by the external auditors,

 (ii) the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(j) review with financial management and the external auditors the quarterly unaudited financial statements and MD&A before release to the public;

(k) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, MD&A and press releases; and

(l) review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

5. The Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and to recommend to the Board the compensation of the external auditors;

(b) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of the Corporation's subsidiary entities;

(c) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(d) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Committee shall:

   (a) review all securities offering documents (including documents incorporated therein by reference) of the Corporation;

   (b) review findings, if any, from examinations performed by regulatory agencies with respect to financial matters; and

   (c) review Managements procedure for monitoring the Corporation's compliance with laws and regulations.

   (d) review current and expected future compliance with covenants under the financing agreements.

   (e) if requested by the Board, review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

   (f) if requested by the Board, review the proposed repurchase of public and private debt, equity and hybrid securities.

   (g) understand the Corporation's capital structure and financial risks arising from exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging of the exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

7. The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10. The Committee shall review, on an annual basis, its terms of reference.

11. The Committee will perform any other activities consistent with this mandate, the Company's bylaws and governing laws as the Committee or the Board deems necessary or appropriate.

12. While the Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or a "Committee financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as being "financially literate" or a "Committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or Committee financial expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

13. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, the external auditors of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

Audit and Finance Committee Members
The Audit Committee consists of four members, Donald P. Driscoll, Douglas G. Manner, Jeffrey T. Smith and Philip C. Swift. All of the members of the Audit Committee are independent. None of the members is, or has ever been, an employee or executive officer of the Corporation and none has a material relationship with the Corporation.

The Board has carefully considered and concluded that all members of the Audit Committee are financially literate, which means that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

Donald P. Driscoll holds a Bachelor of Science Degree and an MBA. His education, together with experience derived from a business career as President and Chief Executive Officer of NAL Oil & Gas Trust for almost a decade provide him with experience in analyzing and evaluating financial statements. He has gained an understanding of internal controls and procedures for financial reporting through his involvement with the financial reporting process, and an understanding of Audit Committee functions through his years as a Chief Executive Officer.

Douglas G. Manner has been involved in the financial reporting process as an executive officer of numerous reporting issuers. He has also been a member of the Audit Committee of numerous reporting issuers. His business career has provided him with extensive experience in analyzing and evaluating financial statements and he has gained an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions through his years as an executive officer of various companies.

Jeffrey T. Smith has completed the financial literacy course with the Haskayne School of Business and currently sits on the Audit Committee of another reporting issuer, in addition to his role on the Audit Committee of the Corporation.

Philip C. Swift holds a Bachelor of Science degree, an MBA and a professional accounting designation. Through his past role as President and CEO and now Co-Chairman of ARC Financial Corporation, Mr. Swift has been extensively involved in the analysis and evaluation of financial statements. Mr. Swift has served on numerous Boards of public and private oil and gas companies including several Audit Committees.

Pre-Approval Policies and Procedures
Cordero has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte and Touche LLP. The Audit and Finance Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by Deloitte & Touche LLP. Engagements aggregating up to $25,000 during the year that are not within the pre-approved limit must be pre-approved by the Audit and Finance Committee.

External Auditor Service Fees
The following table provides information about the fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP for the period ended December 31, 2005:

Service	**Amount ($)**
Audit Fees – 2005 audit [1]	35,000
Quarterly reviews	12,000
Private placements (June & November)	6,210
Total billed in period	53,210

(1) Per engagement letter.


RECEIVED
2006 JUL -3 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2006
WASH. D.C.
199
SECTION

CORDERO ENERGY INC.

REVISED INITIAL ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED

DECEMBER 31, 2005

March 3, 2006

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS 3
ABBREVIATIONS 3
ADVISORY 4
CORDERO ENERGY INC 4
GENERAL DEVELOPMENT OF THE BUSINESS 5
DESCRIPTION OF THE BUSINESS AND OPERATIONS 5
STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION 7
CAPITAL STRUCTURE 17
DIVIDENDS 17
INDUSTRY CONDITIONS AND RISK FACTORS 17
SELECTED FINANCIAL INFORMATION 19
NEW ACCOUNTING PRONOUNCEMENTS 19
MARKET FOR SECURITIES 20
DIRECTORS AND OFFICERS 20
TRANSFER AGENT AND REGISTRAR 22
INTERESTS OF EXPERTS 22
ADDITIONAL INFORMATION 22
APPENDIX A – Management's Discussion and Analysis for the Period Ended December 31, 2005 23
APPENDIX B – Audited Consolidated Financial Statements and Notes for the Period Ended December 31, 2005 38
APPENDIX C – Report of Management and Directors on Reserves Data and Other Information 50
APPENDIX D – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor 51
APPENDIX E – Audit and Finance Committee Information 52

GLOSSARY OF TERMS

In this Annual Information Form, the following words and phrases have the meanings set forth below, unless the context otherwise requires:

"**AIF**" means the Annual Information Form of the Company dated March 3, 2006;

"**CBM**" means coalbed methane;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Share**" means a common share in the capital of the Company;

"**Cordero**" or "**the Company**" or "**the Corporation**" means Cordero Energy Inc., a corporation incorporated under the laws of the Province of Alberta;

"**crude oil**" or "**oil**" means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"**gross acres**" means the total number of acres in which the Company has an interest;

"**gross producing wells**" means the total number of wells in which the Company has an interest;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. Natural gas reserve estimates are reported on a marketable basis, that is gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids** " or "**NGLs**" mean those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**net acres**" means gross acres multiplied by the Company's percentage working interest therein;

"**net producing wells**" means the number of gross producing wells multiplied by the Company's working interest in the producing wells;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated March 3, 2006, evaluating the petroleum and natural gas reserves of the Corporation as at December 31, 2005; and

"**working interest**" means the net interest held by the Company in an oil and natural gas property which normally earns its proportionate share of the production and bears its proportionate share of the costs of exploration, development and operation as well as any royalties or other production burdens.

All dollar amounts set forth in this AIF are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

The following abbreviations are used in this AIF to represent the following terms:

"**API**" means the American Petroleum Institute;

"**API gravity**" means the method of expressing the specific gravity of crude oil in degrees;

"**bbl**" means barrel; "**bbls**" means barrels; and "**bbl/d**" means barrels per day;

"**bcf**" means billion cubic feet;

"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil (6:1) unless otherwise stated; and "**boe/d**" means barrels of oil equivalent per day;

"**mbbls**" means 1,000 barrels;

"**mboe**" means 1,000 boe;

"**mmboe**" means 1,000,000 boe;

"**mcf**" means 1,000 cubic feet; and "**mcf/d**" means 1,000 cubic feet per day;

"**mmbtu**" means 1,000,000 British thermal units;

"**mmcf**" means 1,000,000 cubic feet; and "**mmcf/d**" means 1,000,000 cubic feet per day;

"**NGL**" means natural gas liquids; and

"**WTI**" means West Texas Intermediate crude oil delivered at Cushing, Oklahoma.

ADVISORY

In the interests of providing Cordero shareholders and potential investors with information regarding Cordero, including management's assessment of Cordero's future plans and operations, certain disclosures contained in this document are forward-looking. Forward-looking statements include, but are not limited to: Cordero's internal projections; expectations or beliefs concerning future operating results and various components thereof; the production and growth potential of its various assets; estimated total production and production growth for 2006 and beyond; the sources, deployment and allocation of expected capital in 2006 and beyond; the success of future development drilling prospects; business prospects and strategies of the Company; and anticipated financial performance. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. The forward-looking statements contained herein are as of March 3, 2006 and are subject to change after this date.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: the availability and price of energy commodities; the effects of competition and pricing pressures; risks and uncertainties involving the geology of crude oil and natural gas; operational risks in exploring for, developing and producing crude oil and natural gas; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global, economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, and the Company's anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, product transportation, fiscal, environmental and regulatory laws; and health, safety and environmental risks may affect projected reserves and resources and anticipated earnings or assets. See also the information set forth under the heading "Industry Conditions". Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

In regards to finding, development and acquisition (FD&A) costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in the estimated future development costs generally will not reflect FD&A costs related to reserve additions for that year.

CORDERO ENERGY INC.

Cordero is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane and Belly River sand assets in central Alberta and conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Corporation commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Corporation under a plan of arrangement involving Resolute Energy Inc. (Resolute) and Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Cordero's head and registered office is located at 2400 Bow Valley Square 3, 255-5th Avenue SW, Calgary, Alberta, T2P 3G6.

GENERAL DEVELOPMENT OF THE BUSINESS

General Information

The Corporation has one wholly owned subsidiary, Cordero Finance Corp, a presently inactive company incorporated under the laws of the Province of Alberta on March 30, 2005.

As at December 31, 2005 the Corporation had 20 employees, all situated in Calgary, Alberta.

History

Cordero was formed through a plan of arrangement that closed on April 29, 2005. In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants, of which a portion were exercised for 1,861,190 common shares.

On April 29, 2005 the Corporation issued 1,916,376 common shares and warrants in conjunction with an initial private placement to employees, officers and directors. The common shares issued under this private placement are subject to escrow conditions and the vesting of the warrants is subject to time and certain performance conditions.

On April 30, 2005, pursuant to the plan of arrangement, Cordero acquired certain oil and gas properties from Resolute, including 27,400 net acres in Malmo and 68,300 net acres of undeveloped land in Alberta and British Columbia. Approximately one-half of the Malmo acreage was developed and production from the area at the time was 683 boe/d.

General Development of the Business

On June 28, 2005 the Corporation closed a bought-deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13.95 million.

On November 29, 2005 the Corporation issued 2,600,000 Cordero common shares on a bought-deal private placement basis at an issue price of $5.80 per share for total gross proceeds of $15.1 million.

Since inception, Cordero has furthered development of coalbed methane and Belly River sand assets in the Malmo area and assembled a professional team of geoscientists to carry out its exploration program in Alberta and British Columbia. Production steadily increased through 2005 to an average of 2,388 boe/d for the month of December.

Recent Developments

Events subsequent to December 31, 2005 are discussed under "Principal Properties", below.

DESRCIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

Cordero's objective is to provide its shareholders with the opportunity to participate in growth in reserves, production and value through low risk coalbed methane and Belly River development at Malmo and exposure to higher risk, higher impact exploration in British Columbia and Alberta.

Development of the reserves within the Horseshoe Canyon formation in the Malmo area in central Alberta requires obtaining title to mineral rights and strategically planning drilling locations to maximize growth and minimize surface disturbance. The Company attempts to effectively and efficiently execute the drilling program, including drilling the incremental depth to the Belly River when advantageous and drilling slant wells where surface access is impractical. Completing pipelines and facilities, including necessary compression equipment to bring wells on production in a timely manner is required to maximize production volumes and resultant cash flow.

Cordero's exploration strategy involves executing on the short and longer term exploration prospects identified on existing lands and continuing to build enviable land and prospect inventory. It is focused on regional geological mapping, interpretive geophysical modeling, detailed engineering and petrography in northern/central Alberta and British Columbia.

For the period ended December 31, 2005 the Company allocated the majority of its capital budget to the development of reserves and construction of processing and gathering facilities at Malmo. The remaining funds were dedicated to the conventional exploration program for the purchase of 3-D seismic, securing undeveloped land aligned with the Company's plans for growth and commencement of the drilling program.

Principal Properties

Coalbed Methane and Belly River Development

Malmo

For the period ended December 31, 2005 substantially all of Cordero's commercial production was from Malmo, located approximately 65 kilometres northeast of Red Deer, Alberta. At the closing of the plan of arrangement, production from this property was 683 boe/d of natural gas. During the period April 30, 2005 to December 31, 2005 Cordero drilled 49 (42.0 net) gas wells, all successful, and installed approximately 3,800 hp of compression equipment. As at December 31, 2005 Cordero had 100.9 net wells in this area producing or awaiting tie-in and average natural gas production for the month of December was 2,388 boe/d. The Horseshoe Canyon CBM formation is the primary producing zone for the Company but the conventional Belly River formation continues to be a significant contributor to production growth.

Subsequent to December 31, 2005 the Company was successful in securing an additional 5,000 acres through private purchase, crown sale, farm-in and land swaps. Approximately one-half of the initial 2006 capital budget of $50-55 million is allocated toward development of Malmo which will continue to play a significant role in the Corporation's expanding production and reserve base.

Conventional Exploration and Development Properties

Willesden Green

At December 31, 2005 Cordero held 100% interest in 1,300 acres of land in the area located 50 kilometres west of Red Deer. In late 2005 the Company drilled and tied-in a successful 100% working interest Cardium oil well, which was brought on production in December 2005.

In early 2006 two additional 100% interest development wells were drilled, both of which have been completed as successful Cardium producers. One well was tied in early February 2006 and the second well is expected to be on-production by March 2006. A fourth well is planned for later in 2006.

Knopcik

The Knopcik property is located 50 kilometers northwest of Grande Prairie, Alberta where the Corporation has 100% working interest in 13,000 undeveloped acres. During the period 24.1 square kilometres of 3D seismic were purchased to help identify opportunities on these lands and surrounding acreage. The first 100% working interest exploration well was drilled in October 2005, stabilized at approximately 120 boe/d of natural gas and is now tied in.

A second location is planned for early 2006. The Company will operate and pay 25% of the capital costs and will own a 59% interest in the well.

Kakwa

In this area, 60 kilometres south of Grande Prairie, Cordero farmed out an exploration well through completion and will return a 49% interest in production. The well has been cased and is currently being completed and evaluated.

No further activity is currently planned for this area.

Two Creeks

Two Creeks is a geologically and geophysically defined Montney oil exploration play located 70 kilometres northwest of Whitecourt, Alberta.

In January 2006 a 100% working interest exploration well was drilled and abandoned. No further activity is currently planned for this area

Clear Hills

At December 31, 2005 the Company held 100% interest in 9,600 acres in this area which is 80 kilometers northeast of Fort St. John, British Columbia.

In early 2006 Cordero commenced a five-well higher-risk exploration drilling program. Three wells have been drilled and results are pending completion and evaluation.

Flatrock

The Flatrock property is located approximately 50 kilometers east of Fort St. John, where Cordero drilled and cased two 100% working interest exploration wells in 2005, the first of which was completed and subsequently abandoned. The second well flow-tested 125 boe/d of liquids-rich natural gas. Further pressure evaluation is required to determine reservoir size prior to tie-in or further infill development.

Trutch
Cordero has 12,300 (5,900 net) acres of land in this area, approximately 170 kilometers north of Fort St. John. The Corporation is working on several development scenarios to exploit the potential on these lands.

Other Exploration Properties
Cordero has been very active on other exploration fronts, purchasing lands in central and northern Alberta for Cretaceous, Jursassic, Triassic and Nisku exploration tests. During the period ended December 31, 2005 the Corporation acquired approximately 500 square kilometers of 3D seismic and approximately 4,300 kilometres of 2D trade seismic.

Facilities

The Corporation has an interest in one third-party operated natural gas plant located in Alberta. The Corporation also has an interest in numerous well site facilities such as pumpjacks, tanks, metres and well site compressors as well as pipelines, compressor stations and satellites required to gather production and transport it to the central processing facilities. All of these facilities are typical of those used in Canadian oil and gas operations. The Corporation's interests in plants and facilities range from 11.2% to 100%.

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the Statement) was prepared by Sproule Associates Ltd. It is dated March 3, 2006, has an effective date of December 31, 2005 and was prepared December 2005 to February 2006. As of the preparation date, Sproule was not aware of any new information (other than commodity pricing assumptions which may differ from those used in their analysis), which could materially impact their evaluation.

Disclosure of Reserves Data

The reserves data set forth below (Reserves Data) is based upon an evaluation by Sproule (the reserve report) with an effective date of December 31, 2005. The Reserves Data summarizes the oil, liquids and natural gas reserves of Cordero and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs, before and after taxes. The Reserves Data conforms to the standards in the COGE handbook and requirements of National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51). Additional information not required by NI 51 has been presented to provide continuity and additional information which management believes is important to the readers of this information. Cordero engaged Sproule to provide an evaluation of proved and proved plus probable reserves. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenues from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. For purposes of reporting production volumes as barrels of oil equivalent (boe), amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

All of Cordero's reserves at December 31, 2005 were located in Canada, and specifically in the provinces of Alberta and British Columbia.

Reserves Data (Constant Prices and Costs)

	Conventional Natural Gas		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	3,876	3,270	10,903	9,260	80	61	10	7
Developed Non-producing	5,513	4,552	4,261	3,650	-	-	-	-
Undeveloped	2,364	2,050	15,022	13,028	161	122	13	9
Total Proved	11,753	9,872	30,186	25,938	241	184	23	16
Probable	3,181	2,715	10,901	9,373	36	28	3	2
Total Proved Plus Probable	14,936	12,586	41,086	35,312	277	212	27	18

Net Present Value of Future Net Revenue (Constant Prices and Costs)

	Before Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	111,997	98,551	88,264	80,167	73,640
Developed Non-producing	60,596	52,334	45,840	40,625	36,360
Undeveloped	110,613	90,568	75,510	63,910	54,781
Total Proved	283,207	241,453	209,614	184,703	164,781
Probable	104,470	76,277	58,028	45,658	36,936
Total Proved Plus Probable	387,677	317,730	267,642	230,361	201,717

December 31, 2005

	After Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	101,132	88,581	79,047	71,590	65,612
Developed Non-producing	40,857	34,732	29,973	26,189	23,120
Undeveloped	75,483	60,680	49,677	41,282	34,732
Total Proved	217,472	183,993	158,698	139,061	123,463
Probable	72,234	52,054	39,199	30,596	24,589
Total Proved Plus Probable	289,705	236,047	197,898	169,657	148,052

Total Future Net Revenue Undiscounted (Constant Prices and Costs)

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment and Reclamation ($M)	Future Net Revenue Before Income Taxes ($M)	Income Taxes ($M)	Future Net Revenue After Income Taxes ($M)
Proved	419,888	53,448	39,949	38,686	4,599	283,207	65,735	217,472
Proved Plus Probable	557,808	71,164	53,462	40,786	4,719	387,677	97,972	289,705

Net Present Value of Future Net Revenue by Production Group (Constant Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($M)
Proved	Conventional light and medium crude oil (including solution gas and associated by-products)	8,972
	Unconventional natural gas (CBM)	139,856
	Conventional natural gas (including associated by-products)	56,090
Proved Plus Probable	Conventional light and medium crude oil (including solution gas and associated by-products)	10,367
	Unconventional natural gas (CBM)	181,538
	Conventional natural gas (including associated by-products)	70,609

Summary of Pricing Assumptions (Constant Prices and Costs)

The following table sets out the constant prices, as at December 31, 2005, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/ mmbtu)	Exchange Rate ($US/$Cdn)
2006 and Thereafter	61.04	68.12	9.99	0.86

Cordero's weighted average prices received in 2005 after quality/heating value differentials were $9.69/mcf for natural gas and $69.11/bbl for oil and NGLs.

Reserves Data (Forecast Prices and Costs)

	Conventional Natural Gas		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	3,876	3,270	10,903	9,260	80	61	10	7
Developed Non-producing	5,513	4,552	4,261	3,650	-	-	-	-
Undeveloped	2,348	2,034	15,022	13,028	161	123	13	9
Total Proved	11,736	9,856	30,186	25,938	241	184	23	16
Probable	3,181	2,714	10,762	9,247	36	29	3	2
Total Proved Plus Probable	14,918	12,569	40,948	35,186	277	213	27	18

Net Present Value of Future Net Revenue (Forecast Prices and Costs)

	Before Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	105,183	94,362	85,926	79,167	73,628
Developed Non-producing	55,650	48,950	43,589	39,211	35,575
Undeveloped	93,527	77,933	66,040	56,748	49,334
Total Proved	254,360	221,245	195,555	175,126	158,537
Probable	83,003	61,478	47,444	37,864	31,062
Total Proved Plus Probable	337,363	282,723	242,999	212,990	189,599

	After Tax Present Worth Discounted at				
($M)	0%	5%	10%	15%	20%
Proved					
Developed Producing	94,860	84,565	76,596	70,255	65,091
Developed Non-producing	38,360	33,123	28,996	25,672	22,944
Undeveloped	65,084	53,033	43,977	36,996	31,495
Total Proved	198,304	170,720	149,570	132,923	119,530
Probable	59,020	43,029	32,799	25,924	21,104
Proved Plus Probable	257,324	213,749	182,369	158,847	140,634

Total Future Net Revenue Undiscounted (Forecast Prices and Costs)

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment and Reclamation ($M)	Future Net Revenue Before Income Taxes ($M)	Income Taxes ($M)	Future Net Revenue After Income Taxes ($M)
Proved	395,630	54,408	42,867	38,686	5,309	254,360	56,056	198,304
Proved Plus Probable	511,128	70,040	58,402	39,736	5,587	337,363	80,039	257,324

Net Present Value of Future Net Revenue by Production Group (Forecast Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($M)
Proved	Light and medium crude oil (including solution gas and associated by-products)	8,406
	Coalbed methane	127,824
	Conventional natural gas (including associated by-products)	54,629
Proved Plus Probable	Light and medium crude oil (including solution gas and associated by-products)	9,543
	Coalbed methane	161,618
	Conventional natural gas (including associated by-products)	66,710

Summary of Pricing and Inflation Rate Assumptions (Forecast Prices and Costs)

The following table sets out historical and forecasted benchmark prices, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40°API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn /bbl)	Natural Gas AECO Gas Price ($Cdn/ mmbtu)	Edmonton Propane (Cdn/bbl)	Edmonton Butane (Cdn/bbl)	Edmonton Pentanes Plus (Cdn/bbl)	Inflation Rate(1) % Year	Exchange Rate(2) ($US /$Cdn)
Historical									
2001	25.94	39.06	31.56	6.23	29.87	27.93	42.46	2.0	0.65
2002	26.09	40.12	35.46	4.04	20.36	25.39	40.80	2.7	0.64
2003	31.14	43.23	37.53	6.66	32.97	34.55	44.16	2.5	0.72
2004	41.42	52.91	45.72	6.87	35.95	41.37	53.91	2.5	0.83
2005 (e)	56.45	69.28	57.38	8.58	38.55	45.20	69.13	1.6	0.85
Forecast									
2006	60.81	70.07	59.62	11.58	39.25	47.01	71.77	2.5	0.85
2007	61.61	70.99	60.39	10.84	39.76	47.62	72.71	2.5	0.85
2008	54.60	62.73	53.48	8.95	35.14	42.08	64.25	2.5	0.85
2009	50.19	57.53	49.18	7.87	32.22	38.59	58.92	1.5	0.85
2010(3)	47.76	54.65	46.75	7.57	30.61	36.66	55.97	1.5	0.85

Notes:

(1) Inflation rates for forecasting and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

(3) The pricing forecast escalates at various rates after 2010.

Reconciliation of Changes in Net Reserves and by Principal Product Type (Forecast Prices and Costs)

Factors	Conventional Light/Medium Oil Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Conventional Natural Gas Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)
January, 2005	-	-	-	2,708	2,119	4,827
Extensions	-	-	-	401	63	464
Improved recovery	-	-	-	5,966	1,820	7,786
Technical revisions	-	-	-	47	(1,758)	(1,711)
Discoveries	185	29	214	1,323	257	1,580
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	-	-	-	203	87	290
Production	(1)	-	(1)	(792)	-	(792)
January, 2006	184	29	213	9,856	2,588	12,444

Factors	Coalbed Methane Gas Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Barrels of Oil Equivalent[1] Net Proved (mboe)	Net Probable (mboe)	Net Proved Plus Probable (mboe)
January, 2005	6,904	11,385	18,289	1,602	2,251	3,853
Extensions	5,347	1,957	7,304	1,142	366	1,508
Improved recovery	5,838	1,989	7,827	1,967	635	2,602
Technical revisions	8,781	(6,244)	2,537	1,480	(1,333)	148
Discoveries	-	-	-	221	43	263
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	535	287	822	115	61	176
Production	(1,467)	-	(1,467)	(378)	-	(378)
January, 2006	25,938	9,374	35,312	6,150	2,023	8,172

(1) Reconciliation does not include NGL volumes.

Reconciliation of Changes in Net Present Values of Future Net Revenue After Tax Attributable to Net Proved Reserves Discounted at 10% per Year (Constant Prices and Costs)

Period and Factor	2005 ($M)
Estimated future net revenue at beginning of year	18,316
Sales and transfers of oil and gas produced, net of production costs and royalties	(15,903)
Net changes in prices, production costs and royalties related to future production	19,895
Changes in previously estimated development costs incurred during the period	(20,547)
Changes in estimated future development costs	(36,358)
Extensions and improved recovery	125,088
Discoveries	8,769
Acquisition of reserves	-
Dispositions of reserves	-
Net change resulting from revisions in quantity estimates	60,068
Accretion of discount	3,310
Net change in income taxes	(40,546)
Other changes	36,606
Estimated future net revenue at end of year	158,698

Undeveloped Reserves

At December 31, 2005, 42% of Cordero's total proved reserves were undeveloped and 46% of Cordero's total probable reserves were undeveloped. All undeveloped reserves are attributable to 2006 drilling locations at Malmo, with the exception of one well at Willesden Green which is also planned for 2006. The following table illustrates the volume of proved and probable undeveloped reserves (constant prices and costs) by product type:

	Conventional Natural Gas		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
Reserve Category	**Gross (mmcf)**	**Net (mmcf)**	**Gross (mmcf)**	**Net (mmcf)**	**Gross (mbbls)**	**Net (mbbls)**	**Gross (mbbls)**	**Net (mbbls)**
Proved Undeveloped	2,364	2,050	15,022	13,028	161	123	13	9
Probable Undeveloped	1,081	954	5,341	4,646	24	18	2	1
Total Undeveloped	3,445	3,004	20,363	17,674	185	141	15	10

Future Development Costs

The following table sets forth estimated future development costs deducted in the estimation of Cordero's future net revenue attributable to the reserve categories noted below:

	Constant Prices and Costs ($000s)		Forecast Prices and Costs ($000s)	
Year	**Proved**	**Proved plus Probable**	**Proved**	**Proved plus Probable**
2006	38,686	40,786	38,686	39,736
2007	-	-	-	-
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
Remainder	-	-	-	-
Total	38,686	40,786	38,686	39,736
Discounted @ 10%	36,358	38,305	36,358	37,332

The Corporation expects to fund the future development through internally-generated cash flow, debt, and if necessary and on favourable terms, disposition of non-strategic properties or equity issues.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table illustrates the number and status of wells in which Cordero has a working interest as at December 31, 2005, which are producing or which the Corporation considers to be capable of production.

	Producing[1]				Shut-in			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Canada								
Alberta	1	1.0	118	105.6	-	-	4	4.0
British Columbia	-	-	-	-	-	-	6	3.2
Total Canada	1	1.0	118	105.6	-	-	10	7.2

(1) Includes wells that were drilled in 2005 and were brought on production subsequent to December 31, 2005.

All four shut-in wells located in Alberta were drilled in 2005 and are within reasonable proximity of pipelines. One is expected to come on production in March 2006 and three are currently being evaluated. All six shut-in wells located in British Columbia were acquired in the plan of arrangement and are in remote locations. These wells are currently under review in terms of production potential and future plans for infrastructure.

Properties with no Attributable Reserves

The following table summarizes the Company's approximate undeveloped crude oil and natural gas land holdings as at December 31, 2005:

	Undeveloped Land		
Property	Gross Acres	Net Acres	Average Working Interest (%)
Alberta	59,189	53,841	91
British Columbia	13,998	7,765	55
Total	73,187	61,606	84

A total of 6,600 net acres of undeveloped land are scheduled to expire during 2006. The Corporation will seek to extend the tenure on a portion of these lands prior to expiry.

In relation to these interests, Cordero is committed, under specified circumstances, to participate in drilling and if necessary, casing, completion or abandonment costs for three wells. The due dates to comply with these commitments range from January 25, 2006 to December 31, 2006 and Cordero's interests range from 25% to 75%. As of March 3, 2006 the commitment to drill a 25% working interest well at Kakwa by January 25, 2006 was fulfilled and is discussed in more detail on page 6.

Commodity Marketing

The Corporation sells approximately 80-85% of its natural gas production on the Alberta spot market. The remaining 15-20% of production is dedicated to an aggregator contract. The Corporation has not taken part in any hedging contracts since inception at April 30, 2005.

Abandonment and Reclamation Costs

Cordero has estimated abandonment and reclamation for all producing wells, non-producing wells and facilities. As at December 31, 2005 Cordero had 126.3 net wells (113.8 net producing or capable of producing) for which abandonment and/or reclamation costs have been provided for. Estimated timing of abandonment of the producing wells, or those capable of production, was derived from the reserve report. Timing of reclamation of wells already abandoned was estimated by internal engineers. Costs estimates for all facilities and Alberta wells are consistent with the guidelines provided in EUB Interim Directive 011. Costs for abandonment and reclamation of British Columbia wells were estimated by Cordero's reservoir engineers. Estimates of abandonment costs for wells range from $20,600 to $50,000 and estimates of reclamation costs for wells range from $20,200 to $50,000. Facility abandonment and reclamation costs range from $47,400 to $212,000 for the Corporation's facilities with interest ranging from 11.2% to 100%.

Cordero's estimated abandonment costs of $6.9 million exceed the amounts used to calculate total future net revenue by $1.3 million using forecast prices and costs and $2.1 million using constant prices and costs. The Company's estimated abandonment and reclamation costs undiscounted and discounted at 10% are as follows:

	Total Abandonment and Reclamation Costs ($000s)	
Year	Discounted at 10%	Undiscounted
2006	103	111
2007	95	111
2008	88	111
2009	19	26
2010	67	98
Remainder	2,526	6,395
Total	2,898	6,852

Tax Horizon

In 2005 Cordero was not subject to current taxes in Canada other than Large Corporations Tax (LCT) which was approximately $94,000. The Company does not expect to pay current income tax in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures. Total estimated income tax pools available at January 1, 2006 were $102 million. For further information on income tax pools see management's discussion and analysis in Appendix A.

Capital Expenditures Incurred

The following table summarizes capital expenditures made by the Company in exploration and development drilling, production facilities and other equipment for the periods indicated:

Capital Expenditures ($000s)	Period Ended 2005 June 30[1]	September 30[2]	December 31[3]	Total
Land acquisition and retention	49	1,742	2,530	4,321
Geological and geophysical	247	1,101	1,879	3,227
Exploration drilling	-	257	3,341	3,598
Development drilling	1,734	2,709	8,637	13,080
Plant and production facilities	2,875	4,877	7,803	15,555
Property acquisitions - unproved	497	256	-	753
Other	776	681	841	2,298
Total capital expenditures	6,178	11,623	25,031	42,832
Dispositions[4]	(959)	(13)	(243)	(1,215)
Purchase price adjustment [5]	12,973	1,273	300	14,545
Net capital expenditures	18,192	12,883	25,088	56,162

(1) Represents the period April 30, 2005 to June 30, 2005.
(2) Represents the quarter ended September 30, 2005.
(3) Represents the quarter ended December 31, 2005.
(4) Represents dispositions of undeveloped properties.
(5) Represents all costs net of revenues incurred on Cordero interests from January 1, 2005 to the closing of the plan of arrangement on April 29, 2005 and relates primarily to capital activities at Malmo. Amounts recorded in periods subsequent to June 30, 2005 represent post-closing adjustments.

Drilling History

The following table sets forth the gross and net wells in which the Company participated during the period April 30, 2005 to December 31, 2005:

	Number of Wells Exploration Gross	Net	Development Gross	Net	Total Gross	Net
Natural gas	2	2.0	49	42.0	51	44.0
Crude oil	1	1.0	-	-	1	1.0
Dry	1	1.0	-	-	1	1.0
Total	4	4.0	49	42.0	53	46.0
Average working interest (%)		100		86		87
Success rate (%)		75		100		98

Production Estimates

The following table sets out the gross volume of Cordero's production estimated for the period ending December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data" using constant prices and costs.

	Conventional Light and Medium Oil (bbl/d)	Conventional Natural Gas (mcf/d)	Unconventional Natural Gas (CBM) (mcf/d)	Conventional Natural Gas Liquids (bbl/d)	BOE (boe/d)
Proved Producing					
Malmo	-	3,242	7,884	-	1,854
Other	87	253	-	12	141
Total Proved Producing	87	3,495	7,884	12	1,995
Proved					
Malmo	-	7,246	13,393	-	3,440
Other	136	794	-	19	287
Total Proved Producing	136	8,040	13,393	19	3,727
Proved Plus Probable					
Malmo	-	7,499	13,981	-	3,580
Other	136	795	-	19	283
Total Proved Plus Probable	136	8,294	13,981	19	3,863

The forecast of production involves estimates and assumptions of various factors including new well production rates, facility on-times and operating conditions. Actual conditions and production may vary without affecting ultimate reserve recovery.

Production History and Netback Analysis

The following table sets forth certain production information in respect of production, product prices received, royalties paid, operating expenses and resulting netbacks of Cordero for the periods indicated below:

	Period Ended		
	June 30[1]	September 30[2]	December 31[3]
Volumes			
Natural gas (mcf/d)[4]	6,616	8,520	12,107
Crude oil (bbls/d)	-	-	20
NGL (bbls/d)	1	1	1
Oil equivalent (boe/d)	1,103	1,421	2,039
Realized prices			
Natural gas ($/mcf)	7.12	8.82	11.22
Crude oil ($/bbls)	-	-	70.57
NGL ($/bbls)	41.40	51.13	57.67
Royalty			
Natural gas ($/mcf)	1.28	1.54	2.31
Crude oil ($/bbls)	-	-	20.71
NGL ($/bbls)	6.83	9.17	26.78
Operating Costs			
Natural gas ($/mcf)	1.09	0.97	0.87
Crude oil ($/bbls)	-	-	10.28
NGL ($/bbls)	8.70	8.97	8.70
Transportation Costs			
Natural gas ($/mcf)	0.19	0.22	0.23
Crude oil ($/bbls)	-	-	1.39
NGL ($/bbls)	0.17	0.13	0.14
Netbacks			
Natural gas ($/mcf)	4.56	6.09	7.81
Crude oil ($/bbls)	-	-	38.19
NGL ($/bbls)	25.70	32.86	22.05

(1) Represents the period April 30, 2005 to June 30, 2005.
(2) Represents the quarter ended September 30, 2005.
(3) Represents the quarter ended December 31, 2005.
(4) Approximately 60% of natural gas production volumes and the related revenues, royalties, operating costs and transportation costs for the period ended December 31, 2005 are attributable to coalbed methane. As the Company has wells which produce both coalbed methane and natural gas from the Belly River zone, it is not reasonable to split revenue, royalties, operating costs and transportation costs between the two commodity types.

Notes

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

(1) "Gross" means

(a) *In relation to Cordero's interest in production and reserves, "Cordero's gross reserves", which are Cordero's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Cordero;*

(b) *In relation to wells, the total number of wells in which Cordero has an interest; and*

(c) *In relation to properties, the total area of properties in which Cordero has an interest.*

(2) "Net" means:

(a) *In relation to Cordero's interest in production and reserves, "Cordero's net reserves", which are Cordero's interest (operating and non-operating) share after deduction of royalties' obligations, plus Cordero's royalty interest in production or reserves;*

(b) *In relation to wells, the number of wells obtained by aggregating Cordero 's working interest in each of its gross wells; and*

(c) *In relation to Cordero's interest in a property, the total area in which Cordero has an interest by the working interest owned by Cordero.*

(3) *Reserve Categories - Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:*

(a) *Analysis of drilling, geological, geophysical and engineering data;*

(b) *The use of established technology; and*

(c) *Specified economic conditions (see the discussion of "Economic Assumptions" below).*

Reserves are classified according to the degree of certainty associated with the estimates. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) *"Economic Assumptions" will be the prices and costs used in the estimate, namely:*

(a) *Constant prices and costs as at the last day of Cordero's financial year; and*

(b) *Forecast prices and costs.*

(5) *Development and Production Status - Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:*

(a) *Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.*

(b) *Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty.*

(c) *Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown.*

(d) *Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.*

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(6) *Levels of Certainty for Reported Reserves - The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:*

(a) *At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;*

(b) *At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.*

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(7) *Forecast Prices and Costs - Future prices and costs that are:*

(a) *Generally acceptable as being a reasonable outlook of the future; and*

(b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

The forecast summary table under "Pricing Assumptions" identifies benchmark reference pricing that applies to Cordero.

(8) *Constant Prices and Costs - Prices and costs used in an estimate that are:*

(a) *Cordero's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and*

(b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

For the purposes of paragraph (a), Cordero prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(9) *The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced in November 1989 by the Alberta government with modifications effective January 1, 1995.*

(10) *Future Income Tax Expense - Future income tax expenses estimate:*

(a) *Making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;*

(b) *Without deducting estimated future costs that are not deductible in computing taxable income;*

(c) *Taking into account estimated tax credits and allowances; and*

(d) *Applying to the future pre-tax net cash flows relating to Cordero's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.*

(11) *"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.*

(12) *"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:*

(a) *Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;*

(b) *Drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;*

(c) *Acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and*

(d) *Provide improved recovery systems.*

(13) *"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.*

(14) *"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:*

(a) *Costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;*

(b) *Costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;*

(c) *Dry hole contributions and bottom hole contributions;*

(d) *Costs of drilling and equipping exploratory wells; and*

(e) *Costs of drilling exploratory type stratigraphic test wells.*

(15) *"Service wells," means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.*

(16) *Tables may not add due to rounding.*

(17) *The estimates of future net revenue presented in the tables do not represent fair market value.*

(18) *Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

(19) *Estimated abandonment costs related to existing producing wells have been taken into account by Sproule in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom.*

(20) *Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.*

(21) *The extended character of all factual data supplied to Sproule was accepted by Sproule as represented. No field inspection was conducted.*

CAPITAL STRUCTURE

The Corporation has authorized an unlimited number of voting common shares and an unlimited number of preferred shares. The preferred shares are issuable in series. Subject to the provisions of the Alberta Business Corporation Act the directors of Cordero may fix, from time to time, the designation rights, privileges, restrictions and conditions attaching to each series of preferred shares. At December 31, 2005 there were 29,724,789 common shares, nil preferred shares, 1,105,800 stock options, 725,900 performance shares and 1,916,376 performance warrants outstanding. For more information on Cordero's capital structure see notes 8 and 9 in the audited consolidated financial statements in Appendix B.

DIVIDENDS

Cordero has not declared or paid dividends on its voting common shares. Any decisions to pay dividends will be made by the board of directors on the basis of Cordero's earnings, financial requirements and other conditions existing at such future time.

INDUSTRY CONDITIONS AND RISK FACTORS

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls of regulations will affect the operations of Cordero in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Cordero is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Prices and Marketing – Oil, Natural Gas and Associated Products
In the provinces of Alberta and British Columbia, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality, heating value and locational differentials. While these indices tend to track industry reference prices (ie. Price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

North American Free Trade Agreement
The North American Free Trade Agreement (NAFTA) among the governments of Canada, United States of America and Mexico, became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives
In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas (including CBM) production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The purpose of the program is to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas (including CBM) is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit (ARTC) program. The ARTC rate is based on a price sensitive formula and in the current price environment is 25% of a maximum of $2,000,000 of Alberta Crown royalties. The rate is established quarterly based on the average "par price" as determined by the Alberta Department of Energy for the pervious quarterly period. Crown royalties on production from wells acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. As a result, the production from Cordero's wells acquired in the plan of arrangement are not eligible.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Cordero to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure
Crude oil and natural gas (including CBM) located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated. For information on risk factors specific to coalbed methane land tenure see management's discussion and analysis in Appendix A.

Environmental Regulation
The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (AEPEA), which came into force on September 1, 1993. The AEPEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. Cordero is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Cordero also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Risk Factors

Risk factors are described in the management's discussion and analysis in Appendix A.

SELECTED FINANCIAL INFORMATION

The following table summarizes certain annual financial information relating to the Company:

($000s except per share and unit amounts)	December 31, 2005[1]
Gross Oil and natural gas revenue	22,431
Net earnings	4,526
Per share - basic	0.17
Per share – diluted	0.16
Cash flow from operations [2]	13,884
Per share – basic	0.52
Per share – diluted	0.48
Net capital expenditures	41,617
Net debt and working capital deficiency	4,068
Total assets	104,923
Total long-term liabilities	7,318
Shareholders equity	77,334

(1) Represents period from commencement of operations on April 29, 2005 to December 31, 2005.
(2) Cash flow is expressed before changes in non-cash working capital and does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are described in the Corporation's management discussion and analysis in Appendix A.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange and trade under the symbol "COR".

2005	Trading Volume (000s)	Trading Price Per Share ($) High	Low
May	3,217	4.80	3.51
June	1,045	5.48	4.25
July	742	5.80	4.80
August	1,060	5.90	5.31
September	2,375	6.50	5.60
October	1,886	6.49	5.51
November	1,474	6.35	5.50
December	820	6.74	6.06
2006			
January	1,402	6.89	6.11
February	1,294	6.89	5.60
March (up to March 2, 2006)	37	6.40	6.00

At the Company's inception, 725,900 performance shares were issued for a price of $0.01/share. One-third of the performance shares will automatically convert into Cordero common shares, on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such a date. The number of Cordero common shares that will be issued for each performance share is based on a specified formula.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, positions held with the Corporation and principal occupations of the directors of Cordero Energy are as follows. The term of office of each director will expire at the next annual meeting of the Company, unless his office is earlier vacated.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
Brian K. Lemke Executive Chairman and Director Calgary, Alberta	April 2005	Brian Lemke was President and Chief Executive Officer of Resolute Energy Inc. from November 2002 to April 2005 prior to which he was Executive Vice President of the company. Formerly Mr. Lemke was Chief Financial Officer of Crestar Energy Inc., and Chief Financial Officer of HCO Energy Ltd. He is a current director of Laricina Energy Ltd. and the Calgary YMCA. Mr. Lemke is a Chartered Accountant and holds a Bachelor of Science in Biology from the University of Calgary.
Donald P. Driscoll [1][3] Director Calgary, Alberta	August 2005	Donald Driscoll was Director, President and Chief Executive Officer of NAL Oil & Gas Trust from 1996 until May 2005. He served on the Board of Resolute Energy Inc until its sale in April 2005. Mr. Driscoll holds a Bachelor of Science in Physics from St. Francis Xavier University and an MBA from the University of Western Ontario.
David V. Elgie President and Chief Executive Officer and Director Calgary, Alberta	March 2005	David Elgie has 25 years of oil and gas experience, most recently as Executive Vice President and Chief Operating Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior to Resolute he held the position of Vice President Engineering and Chief Operating Officer of Southward Energy Ltd., and during his 14 years with Canadian Hunter Exploration Ltd. he held various exploration and production roles, including Vice President Acquisitions and Business Development at the time of the company's sale in 2001. Mr. Elgie is the former Chairman of the Canadian Section of the Society of Petroleum Engineers and is presently a member of the Engineering Advisory Council for the University of Calgary. He has a degree in Chemical Engineering from the University of British Columbia and is a Professional Engineer.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
S. Barry Jackson [2][3] Director Calgary, Alberta	April 2005	Barry Jackson serves on the boards of Nexen Inc., TransCanada Pipelines Limited and Laricina Energy Ltd. and was Chairman of the Board of Resolute Energy Inc. from its inception in December 2001 until April 2005. Mr. Jackson was President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000. Prior to Crestar he was President and Chief Operating Officer of Northstar Energy Corporation. Mr. Jackson has a Bachelor of Science degree (Engineering) from the University of Calgary and is a Professional Engineer.
Douglas G. Manner [1][2] Director Dallas, Texas	April 2005	Douglas Manner is Vice President and Chief Operating Officer of Westside Energy Corporation. Previous positions include Senior Vice-President and Chief Operating Officer of Kosmos Energy LLC, President and Chief Operating Officer of Whitestone Energy LLC; Chairman and Chief Executive Officer of Bellwether Exploration, and Chief Operating Officer of Gulf Canada Resources Limited. His career began as an Operations Reservoir Engineer at Amoco Production Company where he later became District Manager. In 1981, Mr. Manner joined Ryder Scott Petroleum Engineers as a consulting reservoir engineer. In 1995, as Senior Vice-President, he established a branch office in Calgary. Mr. Manner is a former board member of Resolute Energy Inc. and a current board member of Zenas Energy Corp. He holds a Bachelor of Science degree (Mechanical Engineering) from Rice University.
Robert R. Rooney [2][3] Director Calgary, Alberta	April 2005	Mr. Rooney is a director of several public and private corporations, including Zenas Energy Corp., Temple Energy Inc., Ferus Trust and most recently, Resolute Energy Inc and Blizzard Energy Inc. Until November 2005 Robert Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and where he led the firm's Energy and Natural Resources practice group. His activities involved international and Canadian acquisitions and dispositions of oil, natural gas and other mineral assets as well as mergers and acquisitions. His practice also included financings, corporate reorganizations, power projects, and the negotiation and preparation of contracts relating to mineral exploration, development, product operations and commodity sales. Mr. Rooney has been rated by LEXPERT as one of Canada's leading corporate commercial lawyers, and by Chambers Global, Who's Who Legal and In Brief as one of the world's leading energy transactional lawyers.
Jeffrey T. Smith [1][2] Director Calgary, Alberta	April 2005	Jeffrey Smith has over 30 years of experience in the Canadian oil and gas industry and is currently an independent businessman and investor. Prior to 1998, Mr. Smith was Chief Operating Officer of Northstar Energy Corporation where he held various senior positions over a ten-year period. He is a director of Compton Petroleum Corporation, Provident Energy Trust and Segue Energy Corporation. He was previously a director of Resolute Energy Inc., Tethys Energy Inc., Beau Canada Exploration Ltd. and Maxx Petroleum Ltd. Mr. Smith has an Honours Bachelor of Science degree (Geology) from the University of Ottawa. He is a member of the Canadian Society of Petroleum Geologists and the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.
Philip C. Swift [1][3] Director Calgary, Alberta	April 2005	Philip Swift is Co-Chairman and Director of ARC Financial Corporation, and was founder of ARC in 1989. He is a recognized leading oil and gas investment expert in Canada. Prior to ARC, Mr. Swift held positions for six years with other Canadian investment dealers and has seven years of additional experience in resource industries. Mr. Swift has served on the Board of Directors for numerous public and private companies including Resolute Energy Inc. Mr. Swift has a Masters of Business Administration and a Bachelor of Science (Math) from the University of British Columbia.

(1) Member of the Audit and Finance Committee
(2) Member of the Technical Committee
(3) Member of the Human Resources and Governance Committee

Officers

Name, Present Office Held and Municipality of Residence	Officer Since	Five Year History of Principal Occupations
David V. Elgie President and Chief Executive Officer Calgary, Alberta	March 2005	See table under "Directors and Officers - Directors".
C. Dean Setoguchi Vice President and Chief Financial Officer Calgary, Alberta	April 2005	Dean Setoguchi has 17 years of experience in the oil and gas industry, most recently as President and Chief Financial Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior positions include: Vice President Finance of Bow Valley Energy Ltd. from October 2001 to July 2003; Vice President Finance of Courage Energy Inc. from August 2000 to October 2001; and Vice President and Chief Financial Officer of Torex Resources Inc. Mr. Setoguchi holds a Bachelor of Management degree from the University of Lethbridge and is a Chartered Accountant. Mr. Setoguchi serves on the Board of Governors for the University of Lethbridge.
Richard W. Gleasure Vice President, Engineering and Chief Operating Officer Calgary, Alberta	April 2005	Richard Gleasure has 20 years of experience in the oil and gas industry, most recently as General Manager of Production Operations of Resolute Energy Inc. He was previously Production Operations Manager with Burlington Resources Canada and held various positions at Canadian Hunter Exploration Ltd., including Senior Exploitation Engineer. Mr. Gleasure has a BASc and MASc in Chemical Engineering from the University of Toronto and is a Professional Engineer.
Brian K. Lemke Executive Chairman Calgary, Alberta	April 2005	See table under "Directors and Officers - Directors".

As at March 2, 2006, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,338,368 common shares, which represented approximately 11% of the outstanding common shares.

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company in Calgary, Alberta is the transfer agent and registrar of the common shares.

INTERESTS OF EXPERTS

Sproule Associates Lt. prepared the reserve estimates at December 31, 2005. Neither Sproule nor its shareholders as a group own more than 1% of Cordero's outstanding common shares.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of Cordero's securities and options to purchase securities is contained in the Information Circular dated March 6, 2006. Additional information is provided in the Corporation's audited consolidated financial statements (see Appendix B) and management's discussion and analysis (see Appendix A) for the period ended December 31, 2005.

Copies of the documents referred to above may be obtained upon request from the Chief Financial Officer, provided that, if the request is made by a person who is not a shareholder of the Corporation, payment of a reasonable charge for such copies may be required.

APPENDIX A

Management's Discussion and Analysis

February 17, 2006

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Information presented in the Management's Discussion and Analysis (MD&A) under the following headings represents operations for the respective periods as follows:

Heading	Represents operations for:
2005	**The 246-day period April 30, 2005 to December 31, 2005**
Q4	**The 92-day quarter ended December 31, 2005**
Q3	**The 92-day quarter ended September 30, 2005**
Q2	**The 62-day period April 30, 2005 to June 30, 2005**

Amounts presented on a daily basis are calculated based on the number of days in the respective periods. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the three months and period ended December 31, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The forward-looking statements contained herein are as of February 17, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow from operations, which is expressed before asset retirement expenditures and changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Cash flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2005 Overview

Selected Quarterly Information

	2005		
	Q4	Q3	Q2[1]
Production			
Natural gas (mmcf/d)	**12.1**	8.5	6.6
Oil and natural gas liquids (bbls/d)	**21**	1	1
Barrels of oil equivalent (boe/d)	**2,039**	1,421	1,103
Financial ($000s except as indicated)			
Petroleum and natural gas revenue	**12,637**	6,919	2,875
Revenue net of royalties	**10,029**	5,710	2,359
Cash flow from operations	**8,175**	4,268	1,440
Per share basic ($)	**0.29**	0.16	0.06
Per share diluted ($)	**0.27**	0.15	0.06
Net earnings	**3,453**	1,057	16
Per share basic ($)	**0.12**	0.04	-
Per share diluted ($)	**0.11**	0.04	-
Total assets	**104,923**	67,316	65,656
Net capital expenditures	**24,788**	11,610	5,219
Net debt and working capital (deficiency)	**(4,068)**	(121)	7,176
Total long-term debt	**3,623**	1,322	-
Shares outstanding (000s)	**29,725**	27,125	27,125
Per unit information			
Natural gas ($/mcf)	**11.22**	8.82	7.12
Oil and natural gas liquids ($/bbl)	**70.12**	51.13	41.40
Oil equivalent ($/boe)	**67.38**	52.93	42.73
Operating netback ($/boe)	**46.82**	36.57	27.40
Net wells drilled			
Natural gas	**36.6**	-	7.4
Oil	**1.0**	-	-
Dry	**1.0**	-	-
Total	**38.6**	-	7.4
Net success rate (%)	**97**	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2[(1)] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d. With the drilling of 7.4 net wells, tie-in of 15.3 net wells and addition of compression equipment up to June 30, 2005, production averaged 1,103 boe/d for the 62-day period. Cash flow for the quarter was $1.4 million. Net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Stock-based compensation expense represented the provision for start-up compensation arrangements which included 1.9 million performance warrants, 0.7 million performance shares and 1.0 million stock options of which 115,000 options granted to independent directors vested immediately. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. In June, the Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. In conjunction with the second financing, the initial capital budget of $18-24 million for the period April 30, 2005 to December 31, 2005 was increased to $28-30 million. Upon start-up, the Company obtained a $12.0 million credit facility with a major Canadian chartered bank.

Q3 – Cash flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower cash costs relative to the increasing operations. With higher cash flow and operating income, stock-based compensation expense did not have such a significant effect on the future income tax rate as it did in the previous period. The Company did not drill any wells during the quarter, focusing its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The capital budget was further increased to $44.0 million for the period April 30, 2005 to December 31, 2005 and accordingly the Company expanded its $12.0 million credit facility to $25.0 million.

Q4 – Quarterly financial results of $8.2 million in cash flow and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. The high commodity price environment contributed to Cordero's average realized price of $11.22/mcf for its natural gas production. Unit costs continued to decrease with operating costs of $5.27/boe for the quarter compared to $6.53/boe for the period ended June 30, 2005. G&A expenses declined to $2.64/boe for the quarter from $5.29/boe for the period ended June 30, 2005. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. In November, Cordero completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million and the Company entered 2006 in a strong financial position with net debt and working capital deficiency of $4.1 million and an unutilized $25.0 million credit facility.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

2005 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2005, to the initial guidance provided in August 2005 and the revised guidance in November 2005:

		Guidance August 2005 Range		Guidance November 2005 Range	
	Actual	**Low**	**High**	**Low**	**High**
Average production - natural gas (boe/d)	1,574	1,400	1,600	1,475	1,550
Exit production (boe/d)[(1)]	2,388	2,000	2,000	2,000	2,300
Royalties (% of revenue)	19.3	18.5	19.5	17.5	18.5
Transportation ($/boe)	1.32	1.17	1.20	1.30	1.40
Operating ($/boe)	5.67	6.20	6.50	5.75	6.25
General and administrative ($/boe)	3.52	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	41.6	28.0	30.0	44.0	46.0

(1) Represents average production volumes for December 2005.

Average and exit production volumes exceeded the high end of management's expectations resulting from both excellent production performance from the Horseshoe Canyon and Belly River drilling program and timely tie-in of wells and installation of compression equipment. The royalty rate was slightly higher than anticipated due to the higher average royalty rate on new wells added during the fourth quarter. Operating costs per boe were below the guidance range as a result of higher-than-expected production volumes. Transportation and general and administrative costs per boe were consistent with the November guidance. Actual capital expenditures were less than the minimum amount expected by management, the primary factor being adjustments to timing and scope of activities.

2006 Guidance & Sensitivities

	November 2005	
	Low	High
Average Production	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation ($/boe)	1.4	1.5
Operating ($/boe)	5.8	6.3
General and administrative ($/boe)	2.1	2.4
Capital expenditures ($ million)	50.0	55.0

Cordero released its initial 2006 guidance on November 10, 2005 as disclosed in the above table. The Company plans to continue with its development of Malmo based on continued success to date. Approximately $27 million of the 2006 budget has been allocated to the area to drill and tie-in 30-35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23-25 million has been allocated to drill 10-12 conventional exploration and development wells and acquire additional land and seismic.

The Company will re-evaluate its guidance based on results from fall and winter drilling.

Production

	2005	Q4	Q3	Q2
Natural gas (mcf/d)	**9,393**	**12,107**	8,520	6,616
Oil and NGLs (bbls/d)	**8**	**21**	1	1
Total (boe/d)	**1,574**	**2,039**	1,421	1,103

Daily production averaged 2,039 boe/d for the three months and 1,574 boe/d for the period ended December 31, 2005. At inception, April 30, 2005, the assets transferred to Cordero produced 683 boe/d. Volumes for the current quarter represent growth of 43% from third quarter production of 1,421 boe/d and 199% from inception.

During the period April 30, 2005 to December 31, 2005 Cordero drilled 42.0 net wells in Malmo, all successful. Production additions for Malmo in the fourth quarter are attributable to 22.2 net wells that were brought on-stream and installation of compression equipment.

The Company drilled 4.0 net wells in conjunction with its conventional exploration program, all during the fourth quarter. These efforts resulted in the Company's first oil well at Willesden Green, a gas well at Knopcik and two wells at Flatrock; one that is currently in the production-testing stage and one that was completed and subsequently abandoned.

Cordero's coalbed methane and Belly River development drilling program at Malmo will continue to play a significant role in expanding the Company's production and reserve base. To enhance future production potential, the Company's exploration team will continue to build strategic land base and prospect inventory. The number of exploration wells drilled in 2006 will depend on several factors including the success of initial wells in each of the Company's exploration areas. Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	2005	Q4	Q3	Q2
Natural gas	**22,292**	**12,503**	6,915	2,874
Oil and NGLs	**139**	**134**	4	1
Total	**22,431**	**12,637**	6,919	2,875

Prices and Marketing

Benchmark prices:	2005	Q4	Q3	Q2
AECO natural gas ($/mmbtu)	**9.59**	**11.43**	9.37	7.17
WTI oil (USD$/bbl)	**59.50**	**60.02**	63.19	53.20
CDN/USD foreign exchange rate	**0.832**	**0.852**	0.833	0.801
WTI oil (CDN equivalent $/bbl)	**71.50**	**70.42**	75.89	66.38
Edmonton Light ($/bbl)	**71.76**	**71.17**	76.51	65.52

Average Sale Price	2005	Q4	Q3	Q2
Natural gas ($/mcf)	**9.69**	**11.22**	8.82	7.12
Oil and NGLs ($/bbl)	**69.11**	**70.12**	51.13	41.40
Total ($/boe)	**58.18**	**67.38**	52.93	42.73

Petroleum and natural gas revenue of $12.6 million for the three months ended December 31, 2005 was up 83% over prior quarter revenue of $6.9 million. For the period ended December 31, 2005, revenue was $22.4 million. The Company's quarterly average realized prices for its natural gas production rose steadily through the year to $11.22/mcf in the fourth quarter with an average of $9.69/mcf for the period ended December 31, 2005. Cordero's production from its only oil well, which came on-stream in December 2005, received an average price of $70.12/bbl. Cordero's natural gas price is highly-correlated with the AECO daily index as approximately 80-85% of production is sold at daily spot prices with the remaining production dedicated to an aggregator contract. The AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended December 31, 2005. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

	2005	Q4	Q3	Q2
Crown	**3,594**	**2,206**	1,001	388
Freehold, GORR	**804**	**467**	208	128
ARTC	**(65)**	**(65)**	-	-
Total royalties	**4,333**	**2,608**	1,209	516

Average Royalty Rates (average % of total sales)				
Crown	**16.0**	**17.5**	14.5	13.5
Freehold, GORR	**3.6**	**3.7**	3.1	4.5
ARTC	**(0.3)**	**(0.6)**	-	-
Total royalties	**19.3**	**20.6**	17.6	18.0

For the three months ended December 31, 2005, royalties were $2.6 million and 20.6% of revenue. For the period ended December 31, 2005, royalties were $4.3 million with a royalty rate of 19.3%. In the month of November, the Company's realized price for natural gas was less than the Alberta reference price, inflating Crown royalties as a percentage of revenue. Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC) and substantially all Crown royalties for the period ended December 31, 2005 are associated with production from wells drilled prior to the Company's inception.

Royalty rates in subsequent periods may also fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

($000s, except per boe)	2005	Q4	Q3	Q2
Operating expense (gross)	**2,547**	**1,201**	894	452
Processing income	**(362)**	**(213)**	(136)	(13)
Operating expense (net, as reported)	**2,185**	**988**	758	439
Operating expense per boe (net)	**5.67**	**5.27**	5.80	6.53

As producing wells were added, total net operating expenses increased each reporting period to almost $1.0 million for the quarter ended December 31, 2005 for a total of $2.2 million to date. As a result of the incremental production volumes, operating expenses per boe declined by 19% from the period ended June 30, 2005 to the fourth quarter; from $6.53/boe to $5.27/boe. The average for the period ended December 31, 2005 was $5.67/boe.

The Company expects the benefits of economies of scale to continue, however, not at the rapid rate experienced in 2005. Future offsetting increases are anticipated with the escalating cost of field supplies and services and the addition of conventional wells to the Company's production profile. These factors, along with the level of ownership in gathering and processing facilities, will ultimately determine future operating expenses.

Transportation Expenses

	2005	Q4	Q3	Q2
Transportation expenses - $000s	**508**	**260**	172	76
Transportation expenses - $/boe	**1.32**	**1.39**	1.31	1.13

Transportation expenses were $0.3 million or $1.39/boe for the fourth quarter of 2005 and $0.5 million or $1.32/boe for the period ended December 31, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and, if oil production increases in the future, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	2005	Q4	Q3	Q2
G&A expense (gross)	**3,127**	**1,240**	1,121	766
Overhead recoveries	**(489)**	**(268)**	(127)	(94)
	2,638	**972**	994	672
Allocated to capital projects	**(1,281)**	**(476)**	(489)	(316)
G&A expense	**1,357**	**496**	505	356
G&A expense per boe	**3.52**	**2.64**	3.86	5.29

G&A expense of $0.5 million for the fourth quarter is consistent with the previous quarter, but the incremental production volumes contributed to a decrease in unit costs of over $1.00/boe to $2.64/boe. G&A expense per boe is expected to decrease further as production levels increase.

G&A expense for the three months ended December 31, 2005 is reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from third parties of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expense allocated to capital projects represents salaries and other costs associated with property acquisition, exploration and development activities. The Company is currently utilizing a significant amount of its resources for its exploration program, resulting in a high proportion of costs capitalized. The proportion of G&A expense allocated to capital in future periods will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense was $0.3 million for the three months ended December 31, 2005 and $1.1 million for the period ended December 31, 2005. This expense represents the fair value of the Company's stock options, performance warrants and performance shares, amortized over the respective vesting periods. The expense for the period ended December 31, 2005 includes provision for 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements that vested immediately upon grant. Of these stock options, 115,000 were granted in the period ended June 30, 2005 and 20,000 in the third quarter of 2005.

Depletion, Depreciation and Amortization (DD&A)

	2005	Q4	Q3	Q2
Depletion, depreciation and amortization – $000s	**5,344**	**2,552**	1,943	849
Depletion, depreciation and amortization – $/boe	**13.86**	**13.61**	14.87	12.62

The assets transferred to Cordero in the plan of arrangement represent approximately one-third of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves.

For the three months ended December 31, 2005, DD&A expense totaled $2.6 million or $13.61/boe and for the period ended December 31, 2005 was $5.3 million or $13.86/boe. Total costs subject to depletion and depreciation include $38.7 million relating to estimated future development costs for proved reserves. Excluded from the depletable base is $12.0 million related to unproved properties and $1.2 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities. DD&A per boe increased from the period ended June 30, 2005 to the third quarter due to an upward adjustment for estimated future capital costs. In the fourth quarter, the significant addition of proved reserves relative to the capital expenditures and future capital additions resulted in a decline of $1.26/boe. Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	2005	Q4	Q3	Q2
Accretion – $000s	**92**	**38**	34	20
Accretion – $/boe	**0.24**	**0.20**	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1.3 million associated with the assets transferred to Cordero. The liability has increased with the wells drilled and facilities added to the end of 2005 and accretion expense will continue to increase with the growing obligation.

Income Taxes

Current income tax expense of $77,000 for the three months and $94,000 for the period ended December 31, 2005 represents Large Corporation Tax (LCT). Presently the Company does not expect to pay current taxes other than LCT in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense for the current quarter was $1.8 million and for the period to date was $2.9 million. Cordero's future tax rate is partially a function of the non-deductible, stock-based compensation expense relative to earnings before taxes and was unusually high in the Company's first reporting period due to start-up compensation arrangements. For the three months ended and the period ended December 2005, the future tax rates were 34% and 38% respectively.

Estimated income tax pools available at January 1, 2006 are as follows:

	Annual Deduction Available (%)	($000s)
Canadian oil and gas property expenses	10	51,296
Canadian development expenses	30	11,561
Canadian exploration expenses	100	5,222
Undepreciated capital costs	25	32,426
Financing costs	20	1,489
Other	10	44
		102,038

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	2005	Q4	Q3	Q2
Sales price	**58.18**	**67.38**	52.93	42.73
Royalties	**(11.23)**	**(13.90)**	(9.25)	(7.67)
Transportation costs	**(1.32)**	**(1.39)**	(1.31)	(1.13)
Operating expenses	**(5.67)**	**(5.27)**	(5.80)	(6.53)
Operating netback	**39.96**	**46.82**	36.57	27.40
G&A	**(3.52)**	**(2.64)**	(3.86)	(5.29)
Interest (net)	**(0.18)**	**(0.19)**	0.04	(0.60)
Current income taxes	**(0.24)**	**(0.41)**	(0.08)	(0.10)
Corporate netback	**36.02**	**43.58**	32.67	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value. Quarterly capital additions are as follows:

($000s)	2005	Q4	Q3	Q2
Land and lease retention	**4,321**	**2,530**	1,742	49
Geological and geophysical	**3,227**	**1,879**	1,101	247
Drilling and completions	**16,678**	**11,978**	2,966	1,734
Facilities and equipment	**15,555**	**7,803**	4,877	2,875
Property acquisitions	**753**	**-**	256	497
Other	**2,298**	**841**	681	776
Total capital expenditures	**42,832**	**25,031**	11,623	6,178
Purchase price adjustment	**14,545**	**300**	1,273	12,973
Dispositions	**(1,215)**	**(243)**	(13)	(959)
Net capital expenditures	**56,162**	**25,088**	12,883	18,192

In June 2005, upon completion of financing for $14.0 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. In October 2005, the Company further increased the budget to $44.0 million for the same period. Actual expenditures have varied from budget primarily due to adjustments in the timing and scope of activities. Disregarding the purchase price adjustment, capital expenditures for the fourth quarter of 2005 were $24.8 million and for the period ended December 31, 2005 were $41.6 million.

During the quarter ended December 31, 2005, the Company drilled 38.6 net wells and performed completion work on 44 wells, resulting in drilling and completion expenditures of almost $12.0 million. Facilities and equipment totaled $7.8 million for the three months ended December 31, 2005 and was comprised of tie-in activities for 21.2 net wells and the purchase and installment of approximately 2,275 hp of compression equipment. In relation to the exploration program, Cordero incurred $1.9 million for seismic and $2.5 million for undeveloped acreage in the three month period ended December 31, 2005.

The 2006 capital budget is currently set at $50-55 million, approximately half of it dedicated to further development of the Company's Malmo interests. The remaining funds are allocated to the exploration program with the intent of capitalizing on the economic potential of land interests currently held as well as acquiring seismic data and acreage to facilitate future growth opportunities.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, arrangement warrants were exercised for 1.9 million common shares for gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the performance warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million.

In conjunction with the increased capital budget in October 2005, the Company expanded its $12.0 million credit facility to $25.0 million. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets. Cordero expects the facility to be further expanded as reserves and production volumes grow.

On November 29, 2005, Cordero completed a private placement of 2.6 million common shares, on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

During the period ended December 31, 2005, the Company entered into three sale-leaseback transactions with a third party for the construction, sale and use of compression equipment at Malmo. The total undiscounted lease obligation was $5.1 million at December 31, 2005 and all three leases have ten-year terms. The Company is expected to have similar transactions with this party for additional compressors in the future.

During the fourth quarter, capital expenditures were funded through internally-generated cash flow and funds from the November private placement. The Company anticipates significant capital expenditures for future acquisition, exploration, development and production of oil and natural gas reserves and expects to finance the 2006 capital program through a combination of existing cash reserves, internally-generated cash flow, debt, or if necessary and on favourable terms, disposition of non-strategic properties or equity issues. Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at December 31, 2005 as summarized below:

Contractual Obligations ($000s)	**Total**	**<1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Operating lease obligations	986	303	654	29	-
Capital lease obligations	5,142	670	1,241	1,108	2,123
Total contractual obligations	6,128	973	1,895	1,137	2,123

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	**February 17, 2006**	**December 31, 2005**
Common shares	29,725	29,725
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,139	1,106
Total	33,506	33,473

Share Trading Information

	2005
Trading volume (000s)	12,618
Daily average (000s)	76
Trading value ($000s)	69,095
Share price ($/share)	
High	6.74
Low	3.51
Average	5.48
Market capitalization – December 31, 2005	
Shares outstanding (000s)	29,725
Year-end share price ($/share)	6.50
Total ($000s)	193,213

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves
Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense
In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test
The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations
The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense
Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes
The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Accounting Standards and Changes in Accounting Standards

Accounting Policies Effective 2005

Leases
On December 9, 2004, the Emerging Issues Committee issued EIC-150, *Determining Whether an Arrangement Contains a Lease*, to provide guidance for determining whether certain arrangements are, or contain, leases that are within the scope of CICA Handbook Section 3065, *Leases*. The effective date for this Abstract was the entity's next reporting period beginning after December 9, 2004.

Cordero has an agreement with a third party for the use of processing and gathering facilities as well as the construction, sale and use of compression equipment. Under the terms of this agreement, the Company participated in three sale-leaseback transactions during the period ended December 31, 2005. This agreement was evaluated under EIC-150 and the agreement itself, as well as the individual leaseback transactions, classified in accordance with Section 3065.

New Standards in 2006 and 2007

Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Company has not assessed the future impact these sections will have on the financial statements.

Disclosure Controls and Procedures Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Cordero's disclosure controls and procedures as defined in *Multilateral Instrument 52-109* of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Risk Factors

Exploration, Development and Production Risks
The long-term success of Cordero will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Cordero will be able to locate satisfactory properties for acquisition or participation or that the Corporation's expenditures on future exploration will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to accurately project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If acquisitions or participations are identified, Cordero may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the costs of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation and gathering capacity or other geological and mechanical conditions. As well, approved activities may be subject to limited access windows for various reasons which may subject projects to significant delays. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The nature of oil and gas operations exposes Cordero to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Coalbed Methane (CBM)

CBM development in Canada is currently in the early stages and, as a result, the future of CBM in Alberta is not certain. Each coalbed basin in the world has proved to have its own unique set of risks and challenges. For Cordero, the lack of industry-wide production history within the Horseshoe Canyon formation, where Cordero's interests lie, is the most significant challenge. Although Cordero's production test rate results to date are encouraging, full commercial development requires a significant capital commitment and the production profile for the zones that Cordero is producing from is still uncertain. Other risks include uncertainty of title to coalbed gas and environmental issues, specifically public and landowner concerns related to water production, well density, and noise. Cordero has performed the necessary legal procedures to obtain certification of its rights to the natural gas produced from its CBM landholdings and focuses a significant amount of effort on minimizing surface disturbance and noise through directional drilling and effective alignment of roads and pipelines. The Corporation does not anticipate a significant amount of water production with its CBM production but it remains an operating risk that could affect production performance. To the extent that it is required, there are numerous conservational water disposal options such as treating and sub-surface disposal. Well spacing will be dependent on regulatory approval, drilling and well completion methodology, access restrictions and economics.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Prices received and marketability of oil and natural gas (including CBM) acquired or discovered by Cordero are determined by factors beyond the control of Cordero, principally world demand and supply. World prices for oil and natural gas have fluctuated significantly in recent years, reaching all-time highs in 2005. Any material declines in prices could result in a reduction of net production revenue. Cordero's revenue may also be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cordero. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cordero's oil and gas reserves. The Corporation may choose not to produce from certain wells at lower prices.

All of these factors could result in a material decrease in Cordero's future net production revenue causing a reduction in its exploration, acquisition and development activities. In addition, bank borrowings available to Cordero are expected to be determined in part by the borrowing base of Cordero. A sustained material decline in prices from historical average prices could limit the Corporation's borrowing base, therefore reducing the bank credit available to Cordero and perhaps requiring that a portion of any existing bank debt of Cordero be repaid.

To earn production revenue, Cordero must establish markets for its oil and natural gas and successfully market its production to prospective buyers. The ability of Cordero to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cordero will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities as well as operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Competition

The oil and natural gas industry is very competitive for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Specific to Cordero's operations is the intense competition for land in the narrow and prolific Horseshoe Canyon fairway. Drilling rigs, service rigs and compression equipment are critical to maintaining the Company's exploration and development plan and, during periods of high industry activity, Cordero may not have access to the equipment required or qualified individuals to operate or install the equipment. Many of Cordero's competitors have significantly greater financial resources than Cordero and include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of Cordero's customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. Cordero's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement

Cordero's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Cordero successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cordero may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Cordero's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Capital Requirements and Financial Resources

Cordero anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. For growth-oriented oil and gas companies, such expenditures are typically well in excess of available cash flow from operations, requiring financing from incremental debt or equity sources or from the sale of properties. If Cordero's revenues or reserves decline, Cordero may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these capital or other corporate requirements or, if debt or equity financing is available, that it will be on terms acceptable to Cordero. Furthermore, future activities may require Cordero to alter its capitalization significantly. The inability of Cordero to access sufficient capital for its operations could have a material adverse effect on Cordero's financial condition, results of operations or prospects.

Cordero's lenders have been provided with security over substantially all of the assets of the Corporation. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would first go to satisfy amounts owed to Cordero's lenders and only the remainder would be available to the Corporation.

Acquisitions

Cordero may enter into transactions to acquire assets or the share of other corporations. These activities and transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither Cordero's articles nor its by-laws limit the amount of indebtedness that Cordero may incur. The level of Cordero's indebtedness from time to time could impair Cordero's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise, resulting in missed acquisition opportunities and reduced or terminated operations.

Assessment of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Cordero's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cordero's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cordero uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cordero. Any such instance may offset the return on and value of the Cordero common shares. Material environmental, contractual and other deficiencies may be discovered following an acquisition that could significantly negatively affect the value of the acquisition to Cordero.

Insurance

Cordero's involvement in the exploration for and development of oil and gas properties may expose the Corporation to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cordero has obtained insurance to address such risks, such policies have limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cordero may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cordero. The occurrence of a significant event that Cordero is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cordero's financial position, results of operations or prospects.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cordero to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cordero's financial condition, results of operations or prospects.

Currently, CBM operations are subject to the same provincial and federal wildlife and environmental laws as conventional land gas operations, with the exception of some CBM-specific regulations in British Columbia. However, as CBM development grows in Canada, Cordero's future operations may be governed by more CBM-specific federal and provincial regulations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses" between 2008 and 2012. Cordero's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Cordero to legislation in Canada regulating emissions of greenhouse gasses. The Government of Canada has launched Project Green with an updated climate change plan: *"Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment"*. This plan applies to various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those contained in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cordero's operations and facilities. The direct and indirect costs of complying with these emission regulations may adversely affect the business of Cordero.

Reliance on Operators and Key Employees

To the extent Cordero is not the operator of its oil and gas properties, Cordero will be dependent on such operators for the timing of activities and administration related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cordero will be largely dependent upon the performance of its management and key employees. Cordero does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cordero.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Cordero or to the operators, and the delays by operators in remitting payment to Cordero, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products and services, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cordero in a given period and expose Cordero to additional third party credit risks.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As well, environmental legislation limits the ability to perform construction activities when ground conditions are considered unsuitable. Also, certain oil and gas producing properties are located in areas that are inaccessible during non-winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and declines in the demand for the goods and services of Cordero.

Permits and Licenses
The operations of Cordero may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain and maintain all necessary licenses and permits that may be required to carry out exploration, development and production operations at its projects.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Cordero which could result in a reduction of the revenue by Cordero.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cordero is not aware that any claims have been made in respect of the Corporation's properties; however, if a claim arose and was successful, it could have an adverse effect on Cordero and its operations.

Changes in Legislation
The return on an investment in securities of Cordero is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cordero or the holding and disposing of securities of Cordero.

Corporate Matters
Cordero does not anticipate the payment of any dividends on the Cordero common shares for the foreseeable future. Certain of the directors and officers of Cordero are also directors and officers of other oil and gas companies involved in natural resource exploration and development and conflicts of interest may arise between their duties as officers and directors of Cordero and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Alberta Business Corporations Act.

Dilution
Cordero may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cordero which may be dilutive.

Borrowing
Cordero's lenders will be provided with security over substantially all of the assets of Cordero. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Cordero's lenders and other creditors and only the remainder, if any, would be available to Cordero.

Third Party Credit Risk
Cordero is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cordero, such failures could have a material adverse effect on Cordero and its cash flow from operations.

Income Taxes
The Corporation will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Cordero, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

APPENDIX B

Audited Financial Statements and Notes as at and for the Period Ended December 31, 2005

Management's Report

Management has prepared the accompanying consolidated financial statements of Cordero Energy Inc. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout the annual report and annual information form is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable accounting records are produced for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit and Finance Committee, which is composed of non-management directors. The Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit and Finance Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board has approved the consolidated financial statements for issuance to the shareholders.



David V. Elgie
President and chief Executive Officer
February 10, 2006



C. Dean Setoguchi
Vice President and chief Financial Officer
February 10, 2006

Auditors' Report

To the Shareholders of Cordero Energy Inc.:

We have audited the consolidated balance sheet of Cordero Energy Inc. as at December 31, 2005 and the consolidated statement of operations and retained earnings and cash flow for the period from the commencement of operations on April 30, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from the commencement of operations on April 30, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.



Calgary, Alberta
February 10, 2006

Deloitte & Touche LLP
Chartered Accountants

Consolidated Balance Sheet

($000s)	As at December 31, 2005
Assets	
Current	
Cash and cash equivalents	11,027
Accounts receivable	8,799
	19,826
Petroleum and natural gas interests (note 3 and 4)	74,623
Future income tax asset (notes 3 and 11)	10,474
	104,923
Liabilities	
Current	
Accounts payable and accrued liabilities	19,825
Current portion of obligations under capital leases (note 6)	446
	20,271
Obligations under capital leases (note 6)	3,623
Asset retirement obligations (note 7)	3,695
Shareholders' equity	
Share capital (notes 8 and 9)	71,747
Contributed surplus (note 9)	1,061
Retained earnings	4,526
	77,334
	104,923

See accompanying notes.

On behalf of the Board




S. Barry Jackson
Director

Philip C. Swift
Director

Consolidated Statement of Operations and Retained Earnings

($000s, except per share amounts)	Period Ended December 31, 2005[1]
Revenue	
Gross oil and natural gas revenue	22,431
Royalties	(4,333)
	18,098
Expenses	
Operating	2,185
Transportation	508
General and administrative	1,357
Interest, net (notes 5 and 6)	70
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Stock-based compensation (note 9)	1,061
	10,617
Earnings before income taxes	7,481
Income taxes (note 11)	
Current income taxes	94
Future income taxes	2,861
	2,955
Net earnings	4,526
Retained earnings, beginning of period	-
Retained earnings, end of period	4,526
Net earnings per share (note 10)	
Basic	0.17
Diluted	0.16

(1) *These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.*

See accompanying notes.

Consolidated Statement of Cash Flows

($000s)	Period Ended December 31, 2005(1)
Cash flows from the following:	
Operating activities	
Net earnings	4,526
Items not affecting cash	
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Future income taxes (note 11)	2,861
Stock-based compensation (note 9)	1,061
Cash flow from operations	13,884
Asset retirement obligation expenditures (note 7)	(5)
Changes in non-cash working capital (note 12)	(859)
	13,020
Financing activities	
Issue of common shares and performance shares (note 8)	39,879
Share issue costs	(1,754)
Proceeds from sale-lease back transactions (note 6)	4,239
Repayment of capital lease obligations	(80)
	42,284
Investing activities	
Purchase of petroleum and natural gas interests (note 3)	(14,545)
Petroleum and natural gas expenditures	(42,832)
Disposition of petroleum and natural gas interests	1,215
Changes in non-cash working capital (note 12)	11,885
	(44,277)
Increase in cash	11,027
Cash, beginning of period	-
Cash, end of period	11,027

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Notes to Consolidated Financial Statements

For the period ended December 31, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (see note 3).

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) Joint Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash and Cash Equivalents

Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations
The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*
Revenue is recognized when title passes to the customer.

(e) *Stock-Based Compensation Plans*
The Company has stock-based compensation plans described in note 9 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) *Accounting for Leases*
The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(g) *Income Taxes*
The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h) *Earnings per Share*
Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(i) *Measurement Uncertainty*
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Plan of Arrangement

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas interests to Cordero. In exchange, Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0942 Cordero common shares, exercisable for 30 days after the effective date of the plan of arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, the net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	Amount
Petroleum and natural gas interests	30,872
Undeveloped lands	5,210
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,569

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,545
	47,569

4. Petroleum and Natural Gas Interests

At December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 6)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2005, unproved properties of $12.0 million and other petroleum and natural gas assets of $1.2 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $1.3 million relating to petroleum and natural gas exploration and development activities for the period ended December 31, 2005.

Cordero performed a ceiling test calculation at December 31, 2005 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2006 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2005.

Year	WTI Oil (US$/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2006	60.81	0.86	70.07	11.58
2007	61.61	0.86	70.99	10.84
2008	54.60	0.86	62.73	8.95
2009	50.19	0.86	57.53	7.87
2010	47.76	0.86	54.65	7.57
2011	48.48	0.86	55.47	7.70
Escalate thereafter	1.5% per year		1.5% per year	1.5-1.7% per year

5. **Revolving Credit Facility**

The Company has a $25.0 million extendible revolving term credit facility. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $40.0 million first floating charge debenture over all the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate or banker's acceptances and LIBOR advances at LIBOR plus a stamping fee of 1.10%. No amount was outstanding at December 31, 2005.

6. **Obligations Under Capital Leases**

The Company has three capital leases for compression equipment at Malmo for a term of ten years. Future minimum lease payments are as follows:

Year	Amount
2006	670
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	5,148
Less amount representing interest at 5.18% to 5.91%	1,079
Present value of obligations under capital leases	4,069
Due within one year	446
Long-term portion of obligations under capital leases	3,623

Interest expense incurred on the obligations was $38,000 for the period ended December 31, 2005. Leased assets are depreciated using the unit-of-production method (see note 4).

7. **Asset Retirement Obligations**

Asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its asset retirement obligations to be $3.7 million at December 31, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $8.7 million. Payments to settle asset retirement obligations will occur over the operating lives of the underlying assets, estimated to be from zero to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Period Ended December 31, 2005
Asset retirement obligations, beginning of period	-
Liabilities transferred upon plan of arrangement (note 3)	1,250
Liabilities incurred in period	1,673
Revisions to obligations	785
Liabilities settled during period	(5)
Dispositions	(100)
Accretion	92
Asset retirement obligations, end of period	3,695

8. Share Capital

(a) Authorized

At December 31, 2005, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	Number	Consideration
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Private placement, November 29, 2005	2,600,000	15,080
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	29,724,789	71,740

Of the 20.3 million arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (see note 3), 19.9 million were exercised for 1.9 million common shares and total gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million. On November 29, 2005, Cordero completed a private placement of 2.6 million common shares on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times $2.87 as at or after each respective anniversary date. As at December 31, 2005, the performance clauses of 1.5 and 2.0 times $2.87 have been met.

Performance Shares	Number	Consideration
Initial private placement	725,900	7
Balance, December 31, 2005	725,900	7

Each performance share was issued for a price of $0.01/share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. During the period ended December 31, 2005, 1.1 million stock options were granted of which 135,000 issued to independent directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the stock option plan is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

Stock options granted is equal to stock options outstanding as there were no exercises or forfeitures during the period ended December 31, 2005. The following table summarizes information about the Company's stock options granted and outstanding at December 31, 2005:

Exercise Price	Options Outstanding	Remaining Contractual Life (years)	Options Exercisable	Remaining Contractual Life (Years)
$4.43	672,000	4.37	-	-
$4.84	283,400	4.46	115,000	4.46
$5.51	93,400	4.62	20,000	4.62
$5.65	57,000	4.69	-	-
$4.43 - $5.65	1,105,800	4.43	135,000	4.48

The weighted-average exercise price of all options outstanding at December 31, 2005 was $4.69.

(b) *Share Appreciation Rights Plan*

The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise; or 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at December 31, 2005, no share appreciation rights had been granted.

(c) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted during the period ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	Performance Warrants	Performance Shares
Risk-free interest rate (%)	3.15	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.547	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Period Ended December 31, 2005
Weighted average basic	26,795,376
Dilutive securities	
Stock options	324,071
Performance warrants	1,045,553
Performance shares	814,177
Weighted average diluted	28,979,177

11. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended December 31, 2005
Earnings before income taxes	7,481
Expected income taxes at the statutory rate of 37.62%	2,814
Increase (decrease) resulting from:	
Non-deductible Crown charges	869
Resource allowance	(872)
Stock-based compensation	399
Canadian Large Corporate Tax	94
Income tax rate reduction	(348)
Other	(1)
Income Taxes	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2005
Petroleum and natural gas interests	8,701
Asset retirement obligations	1,242
Share issue costs	508
Other	23
	10,474

12. Statements of Cash Flows

Changes in non-cash working capital	Period Ended December 31, 2005
Accounts receivable	(8,799)
Accounts payable and accrued liabilities	19,825
Change in non-cash working capital relating to:	11,026
Operating activities	(859)
Investing activities	11,885

APPENDIX C

Form 51-101F3 *Report of Management and Directors on Reserves Data and Other Information*

Management of Cordero Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and
(ii) the related estimated future net revenue.

Sproule Associates Ltd. has evaluated the Company's reserves data. The report of the independent, qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Technical Review Committee of the board of directors of the Company has: (a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator; (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Review Committee, approved (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information; (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and (c) the content and filing of this report.

"signed" DAVID ELGIE
Chief Executive Officer

"signed" RICHARD GLEASURE
Vice President, Engineering & Chief Operating Officer

"signed" BRIAN LEMKE
Chairman of the Board of Directors

"signed" JEFF SMITH
Chairman of Technical Review Committee

APPENDIX D

Form 51-101F2 *Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor*

To the Board of Directors of Cordero Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2005. The reserves data consist of the following:
   - (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
     (ii) the related estimated future net revenue; and
   - (b) (i) proved oil and gas reserve quantities were estimated as at December 31, 2005 using constant prices and costs; and
     (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as of December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and Board of Directors.

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited ($M)	Evaluated ($M)	Reviewed ($M)	Total ($M)
Sproule Associates Limited	Evaluation of the P&NG reserves of Cordero Energy Inc., as of December 31, 2005, prepared December 2005 to February 2006	Canada	Nil	242,999	Nil	242,999

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:
"signed" R. Keith MacLeod, P. Eng.
Executive Vice-President,
Sproule Associates Limited

APPENDIX E

Audit and Finance Committee Information

Audit and Finance Committee Terms of Reference

Policy Statement

It is the policy of Cordero Energy Inc. (the "Corporation") to establish and maintain an Audit and Finance Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition

1. The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2. Each director appointed to the Committee by the Board shall be an outside director who is unrelated and "independent" as required under the applicable securities laws and the applicable rules of any stock exchange on which the securities of the Corporation are listed. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities, including without limitation Multilateral Instrument 52-110 (Audit Committees).

3. Each member of the Committee shall be "financially literate" as required under the applicable securities laws, including without limitation Multilateral Instrument 52-110 (Audit Committees). In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. If available, at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

Meetings

1. The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly financial statements and Management's discussion and analysis.

2. Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. A quorum for the transaction of business at a meeting of the Committee shall consist of two members of the Committee.

4. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.
5. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

6. Each of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer shall be invited to attend all meetings of the Committee and the Executive Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee upon the request of the Committee; subject, however, to the requirement that the Committee (i) hold regular in camera sessions of the members of the Committee, without management representatives present and (ii) meet with the external auditors independent of management at each meeting at which the external auditors are in attendance.

7. Minutes shall be kept of all meetings of the Committee.

Responsibilities

1. The Committee's primary duties and responsibilities are to:

   (a) review with management and the external auditors, and recommend to the Board for approval and release to shareholders, the financial statements of the Corporation, together with related reports to shareholders, Management Discussion and Analysis ("MD&A") of such financial statements and, when applicable, other public filings (such as prospectuses or annual information forms) containing financial disclosures;

   (b) review with the auditors and management, and monitor the management of, the principal risks that could impact the financial reporting of the Corporation;

   (c) review the framework of and periodically monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (d) monitor the independence and performance of the Corporation's external auditors;

   (e) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (f) approve the audit engagement and monitor the external audit process and results;

   (g) provide an avenue of communication among the external auditors, management and the Board;

   (h) review the implementation of and monitor an effective "whistle blowing" procedure to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

   (i) review the minutes of any Committee meetings of any subsidiary companies.

2. The Committee shall have the authority to:

   (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and staff of the Corporation, any affected party, contractors and consultants of the Corporation and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

   (c) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

   (d) to set and pay the compensation for any advisors employed by the Committee.

3. The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Committee shall:

   (a) review the audit plan with the Corporation's external auditors and with management and approve the engagement letter;

   (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review and evaluate any recommendations of the auditors and decide the appropriate course of action;

(g) review consistency of data reported on the financial statements, annual and quarterly reports and related public disclosure documents;

(h) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(i) consider and review with management:

    (i) all unadjusted errors identified by the external auditors,

    (ii) the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(j) review with financial management and the external auditors the quarterly unaudited financial statements and MD&A before release to the public;

(k) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, MD&A and press releases; and

(l) review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

5. The Committee shall:

    (a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and to recommend to the Board the compensation of the external auditors;

    (b) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of the Corporation's subsidiary entities;

    (c) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

    (d) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Committee shall:

    (a) review all securities offering documents (including documents incorporated therein by reference) of the Corporation;

    (b) review findings, if any, from examinations performed by regulatory agencies with respect to financial matters; and

    (c) review Managements procedure for monitoring the Corporation's compliance with laws and regulations.

    (d) review current and expected future compliance with covenants under the financing agreements.

    (e) if requested by the Board, review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

    (f) if requested by the Board, review the proposed repurchase of public and private debt, equity and hybrid securities.

    (g) understand the Corporation's capital structure and financial risks arising from exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging of the exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

7. The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10. The Committee shall review, on an annual basis, its terms of reference.

11. The Committee will perform any other activities consistent with this mandate, the Company's bylaws and governing laws as the Committee or the Board deems necessary or appropriate.

12. While the Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or a "Committee financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as being "financially literate" or a "Committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or Committee financial expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

13. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, the external auditors of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

Audit and Finance Committee Members
The Audit Committee consists of four members, Donald P. Driscoll, Douglas G. Manner, Jeffrey T. Smith and Philip C. Swift. All of the members of the Audit Committee are independent. None of the members is, or has ever been, an employee or executive officer of the Corporation and none has a material relationship with the Corporation.

The Board has carefully considered and concluded that all members of the Audit Committee are financially literate, which means that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

Donald P. Driscoll holds a Bachelor of Science Degree and an MBA. His education, together with experience derived from a business career as President and Chief Executive Officer of NAL Oil & Gas Trust for almost a decade provide him with experience in analyzing and evaluating financial statements. He has gained an understanding of internal controls and procedures for financial reporting through his involvement with the financial reporting process, and an understanding of Audit Committee functions through his years as a Chief Executive Officer.

Douglas G. Manner has been involved in the financial reporting process as an executive officer of numerous reporting issuers. He has also been a member of the Audit Committee of numerous reporting issuers. His business career has provided him with extensive experience in analyzing and evaluating financial statements and he has gained an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions through his years as an executive officer of various companies.

Jeffrey T. Smith has completed the financial literacy course with the Haskayne School of Business and currently sits on the Audit Committee of another reporting issuer, in addition to his role on the Audit Committee of the Corporation.

Philip C. Swift holds a Bachelor of Science degree, an MBA and a professional accounting designation. Through his past role as President and CEO and now Co-Chairman of ARC Financial Corporation, Mr. Swift has been extensively involved in the analysis and evaluation of financial statements. Mr. Swift has served on numerous Boards of public and private oil and gas companies including several Audit Committees.

Pre-Approval Policies and Procedures
Cordero has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte and Touche LLP. The Audit and Finance Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by Deloitte & Touche LLP. Engagements aggregating up to $25,000 during the year that are not within the pre-approved limit must be pre-approved by the Audit and Finance Committee.

External Auditor Service Fees
The following table provides information about the fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP for the period ended December 31, 2005:

Service	Amount ($)
Audit Fees – 2005 audit [1]	35,000
Quarterly reviews	12,000
Private placements (June & November)	6,210
Total billed in period	53,210

(1) Per engagement letter.